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Exhibit 99.3

Management's Discussion and Analysis of Financial Condition and Results of Operations

(as of March 11, 2016)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

  (1)
  Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company's website www.fairfax.ca.

  (2)
  Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and the financial position of the consolidated group in various ways. Certain of the measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax's Annual Reports and interim financial reporting, are non-IFRS measures that do not have a prescribed meaning within IFRS. Where non-IFRS measures are used, descriptions have been provided in the commentary as to their nature and how they relate to the most comparable IFRS measure.

  (3)
  The company presents information on gross premiums written and net premiums written throughout this MD&A. These two measures are used in the insurance industry and by management in evaluating operating results. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion earned. Net premiums written represents gross premiums written less amounts ceded to reinsurers.

  (4)
  The combined ratio is the traditional measure of underwriting results of property and casualty companies. A non-IFRS measure, the combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other non-IFRS measures used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years).

  (5)
  "Interest and dividends" in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS as issued by the IASB and is comprised of the sum of interest and dividends and share of profit (loss) of associates. "Consolidated interest and dividend income" in this MD&A refers to interest and dividends as presented in the consolidated statement of earnings.

  (6)
  The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity instrument (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity instrument in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term "total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps.

  (7)
  Additional GAAP measures included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

  (8)
  Average annual return on average equity, a non-IFRS measure, is derived from segment balance sheets and segment operating results. It is calculated for a reporting segment as the cumulative net earnings for a specified period of time expressed as a percentage of average equity over the same period.

  (9)
  Intercompany shareholdings are presented as 'Investments in Fairfax affiliates' on the segmented balance sheets and carried at cost.

  (10)
  References in this MD&A to the company's insurance and reinsurance operations do not include its runoff operations.

Overview of Consolidated Performance

The insurance and reinsurance operations produced a record underwriting profit of $704.5 and combined ratio of 89.9% in 2015 compared to an underwriting profit of $552.0 and a combined ratio of 90.8% in 2014 with the year-over-year improvement principally reflecting lower current period catastrophe losses, higher net favourable prior year reserve development, the incremental underwriting profit resulting from the acquisition of Brit on June 5, 2015 and improvements in non-catastrophe underwriting margins related to the current accident year. Operating income of the insurance and reinsurance operations (excluding net gains (losses) on investments) increased to $1,181.5 in 2015 from $915.4 in 2014 primarily as a result of higher underwriting profits and interest and dividend income. Net premiums written by the insurance and reinsurance operations increased by 16.6% in 2015 principally reflecting the consolidation of Brit's net premiums written of $946.4 since its acquisition date.

Net investment losses of $259.2 in 2015 (compared to net investment gains of $1,736.2 in 2014) were principally comprised of net unrealized losses on bonds, partially offset by net gains on equity and equity-related holdings after equity hedges and foreign currency. Consolidated interest and dividend income increased to $512.2 in 2015 from $403.8 in 2014 principally reflecting increased holdings of higher yielding government bonds and the impact of consolidating Fairfax India and Brit's portfolio investments. At December 31, 2015 the company had holdings of cash and short term investments of $7,375.9 which accounted for 25.4% of its portfolio investments.

Net earnings of $567.7 in 2015 were lower than net earnings of $1,633.2 in 2014, primarily as a result of net losses on investments (compared to net gains on investments in 2014), partially offset by a lower provision for income taxes, increased interest and dividend income and increased underwriting profit. The company's consolidated total debt to total capital ratio decreased to 21.8% at December 31, 2015 from 24.6% at December 31, 2014 primarily as a result of higher non-controlling interests (Fairfax India, Brit and Cara) and an increase in common shareholders' equity from $8,361.0 ($394.83 per basic share) at December 31, 2014 to $8,952.5 ($403.01 per basic share) at December 31, 2015 (an increase of 4.5%, adjusted for the $10.00 per common share dividend paid in the first quarter of 2015).

Maintaining its emphasis on financial soundness, the company held $1,276.5 of cash and investments at the holding company level ($1,275.9 net of $0.6 of holding company short sale and derivative obligations) at December 31, 2015 compared to $1,244.3 ($1,212.7 net of $31.6 of holding company short sale and derivative obligations) at December 31, 2014.

Business Developments

    Acquisitions and Divestitures

The following narrative sets out the company's key business developments in 2015 and 2014. Unless indicated otherwise, all acquisitions described in the following paragraphs resulted in a 100% ownership interest in the acquiree. For further details about these acquisitions and transactions (including definitions of terms set out in italics), refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2015 or the Components of Net Earnings section of this MD&A under the relevant reporting segment heading.

OdysseyRe

In 2015 OdysseyRe acquired Euclid (an underwriting and claims manager for internet, technology, media, manufacturers and other professional liability coverage). In 2014 OdysseyRe acquired Motor Transport (a leading underwriting, claims and risk management specialist in the long-haul trucking industry). The acquisitions of Euclid and Motor Transport, which produce annual gross premiums written of approximately $15 and $21 respectively, will ensure OdysseyRe has the opportunity to participate in future renewals of their business.

Crum & Forster

In 2015 Crum & Forster acquired TII (a leading travel insurance provider that specializes in offering travel insurance protection), Brownyard (a specialist in writing and servicing security guard and security services business insurance) and Redwoods (a producer of property and casualty packaged insurance business focused on YMCAs, community centers and day camps), which produce annual gross premiums written of approximately $50, $15 and $50 respectively. These acquisitions will complement Crum & Forster's existing footprint in each of these lines of business.

Brit

On June 5, 2015 Fairfax acquired Brit (a market-leading global Lloyd's of London specialty insurer and reinsurer). On June 29, 2015 Fairfax sold 29.9% of the outstanding ordinary shares of Brit to OMERS and will have the ability to repurchase those shares over time. The net proceeds from underwritten public offerings of 1.15 million subordinate voting shares ($575.9 (Cdn$717.1)), 9.2 million Series M preferred shares ($179.0 (Cdn$222.9)) and Cdn$350.0 of 4.95% Fairfax senior notes due 2025 ($275.7), all of which closed on March 3, 2015, were used to finance the purchase of Brit ($1,140.6 net of the proceeds received from OMERS).

Fairfax Asia

The company has agreed to acquire an additional 9.0% of the outstanding shares of ICICI Lombard from ICICI Bank Limited, which will increase its ownership interest in ICICI Lombard to 34.6%. The proposed transaction values ICICI Lombard at approximately $2.6 billion (172.3 billion Indian rupees), is subject to governmental and regulatory approvals and is expected to close in the first quarter of 2016.

In 2015 Pacific Insurance acquired the general insurance business of MCIS, an established general insurer in Malaysia with approximately $55 of gross premiums written in 2014 in its general insurance business. In 2015 Fairfax Asia acquired 78.0% of Union Assurance, an underwriter of general insurance in Sri Lanka, specializing in automobile and personal accident lines of business with approximately $43 of gross premiums written in 2015. In 2014 Fairfax Asia acquired 80.0% of Fairfax Indonesia, an underwriter of general insurance, specializing in automobile coverage in Indonesia with approximately $10 of gross premiums written in 2014.

Insurance and Reinsurance – Other

On December 16, 2014 the company agreed to acquire QBE's insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). A new Luxembourg insurer, Colonnade, was licensed in July 2015 and branches of Colonnade were established in the Czech Republic, Hungary and Slovakia during the fourth quarter of 2015. The business and renewal rights of QBE's Hungarian insurance operations were transferred to Colonnade during the first quarter of 2016, with the Czech Republic and Slovakia equivalents expected to be transferred later in the second quarter of 2016. In 2015 the QBE insurance operations generated approximately $78 of gross premiums written across a range of general insurance classes, including property, travel, general liability and product protection.

Other

On December 22, 2015 the company agreed to acquire an 80% interest in Eurolife from Eurobank. Eurolife, which distributes its life and non-life insurance products and services through Eurobank's network, is the third largest insurer in Greece with gross written premiums of approximately €306 during 2015. The transaction is subject to regulatory approvals and customary closing conditions, and is expected to close by the end of the second quarter of 2016. On January 5, 2016 the company acquired a 49.0% indirect equity interest in APR Energy, a provider of mobile power generation solutions to utilities, countries, and industries in developed and developing markets globally.

On November 9, 2015 and December 16, 2015 Thomas Cook India acquired Kuoni Hong Kong and Kuoni India. Kuoni Hong Kong and Kuoni India are travel and travel-related companies in Hong Kong and India, offering a broad range of services that include corporate and leisure travel. In 2014 Thomas Cook India acquired 55.1% of Sterling Resorts and the company commenced consolidating Sterling Resorts effective September 3, 2014. Sterling Resorts is engaged in vacation ownership and leisure hospitality and operates a network of resorts in India.

On June 18, 2015 Fairfax sold its 73.6% interest in Ridley.

On April 10, 2015 Fairfax acquired, directly and through its subsidiaries, a 52.6% and a 40.7% voting and economic interest respectively in Cara. Cara is Canada's largest full-service restaurant company and franchises, owns and operates numerous restaurant brands across Canada.

On January 30, 2015 Fairfax, through its subsidiaries, acquired 30,000,000 multiple voting shares of newly incorporated Fairfax India for $300.0 in a private placement. Through that private placement and offerings of subordinate voting shares, Fairfax India raised net proceeds of $1,025.8. Fairfax's multiple voting shares represented 95.1% of the voting rights and 28.1% of the equity interest in Fairfax India at the close of the offerings. Fairfax India was established, with the support of Fairfax, to invest in public and private equity securities and debt instruments in

India and Indian businesses or other businesses primarily conducted in or dependent on India. In 2015 Fairfax India acquired an 88.1% interest in NCML, a leading private-sector agricultural commodities storage company in India.

On November 14, 2014 Fairfax acquired Pethealth. Headquartered in Canada, Pethealth is a provider of pet medical insurance, related management software and pet-related database management services in North America and the United Kingdom. Crum & Forster and Northbridge became Pethealth's ongoing insurance carriers.

On June 5, 2014 Fairfax acquired Praktiker, one of the largest home improvement and do-it-yourself goods retailers in Greece with 14 stores.

On February 4, 2014 Fairfax, through its subsidiaries, acquired 51.0% of The Keg, which franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States.

Reorganization of Ownership of OdysseyRe

In the fourth quarter of 2014, Fairfax centralized the ownership of its wholly-owned reinsurance and insurance company, Odyssey Re Holdings Corp. ("OdysseyRe"), under a single intermediate holding company in the U.S. (the "OdysseyRe reorganization"). Prior to the OdysseyRe reorganization, OdysseyRe was owned by Crum & Forster (8.1%), Runoff (TIG Insurance) (20.1%) and Fairfax (71.8%, through various U.S. intermediate holding companies).

The OdysseyRe reorganization was effected in order to accomplish the following in respect of Fairfax and its affiliates: simplify the ownership of OdysseyRe; enhance investment flexibility (principally at Crum & Forster and Runoff (TIG Insurance)); reduce certain risk charges applied by insurance regulators and rating agencies to the capital of insurance entities when they own investments in affiliated companies (this principally affected Crum & Forster and TIG Insurance); create a direct channel through which OdysseyRe may remit dividends to Fairfax; and reduce regulatory overlap among jurisdictions.

The OdysseyRe reorganization was principally comprised of the following transactions: OdysseyRe redeemed the investment of Crum & Forster in it and portions of the investments of Runoff and Fairfax in it in exchange for cash and unaffiliated marketable securities with fair values of $367.5, $510.1 and $12.8 respectively. The remainder of Runoff's investment in OdysseyRe (fair value of $380.7) was distributed to Fairfax as a tax-free dividend-in-kind. Crum & Forster and Runoff remitted to Fairfax a portion of the redemption proceeds received from OdysseyRe (Crum & Forster paid a dividend of $150.0 and Runoff made an intercompany advance of $350.0), from which Fairfax made a capital contribution to OdysseyRe of $400.0. The OdysseyRe reorganization had no effect on Fairfax's consolidated financial reporting; however, it impacted OdysseyRe, Crum & Forster and Runoff.

    Operating Environment

Insurance Environment

The property and casualty insurance and reinsurance industry is expected to report another year of underwriting profitability in 2015 largely driven by the absence of major catastrophe losses and the continued benefit from favourable reserve development. Accident year combined ratios are expected to be at or slightly above 100% as price decreases in 2015 have pressured combined ratios despite relatively benign loss cost trends. The industry continues to feel the effects of historically low interest rates that are negatively affecting operating income in addition to challenging and volatile equity markets. If interest rates remain at these low levels, interest income earned in the future will likely continue to decline even further due to lower reinvestment rates. Flat to negative performance in the equity markets in the U.S. and Canada and increases in interest rates produced unrealized losses on common stocks and bonds for many in the industry in 2015 and contributed to the very modest growth in capital for the industry. Equity markets experienced a tumultuous start to 2016 and interest rates are at historical lows, raising concerns over whether such trends can persist into the future. Insurance pricing on property and casualty lines of business declined, with larger account business continuing to experience more pricing pressure than medium-to-small account business. Insurance pricing in 2016 is likely to be affected by the direction of interest rates, probable lower levels of favourable reserve development, capacity available within the industry, the extent to which a line of business is loss-affected and the general strength of the global economy.

The reinsurance sector remains overcapitalized as a result of recent strong earnings and additional capacity from non-traditional capital providers. Pricing on many reinsurance lines remains attractive; property catastrophe-exposed business has experienced a slowdown in rate decreases after double digit decreases the last few years, while non-catastrophe property and casualty reinsurance business is experiencing more moderate price decreases reflecting the factors described above affecting insurance pricing.

Sources of Revenue

Revenue for the most recent three years is shown in the table that follows.

	2015	2014	2013
Net premiums earned – Insurance and Reinsurance
Northbridge	874.7	942.3	990.2
OdysseyRe	2,204.1	2,356.6	2,373.6
Crum & Forster	1,522.0	1,306.5	1,261.0
Zenith National	766.4	714.3	673.8
Brit(1)	892.5	–	–
Fairfax Asia	287.0	272.2	256.2
Other	442.7	392.7	439.5
Runoff	381.6	231.6	83.0

	7,371.0	6,216.2	6,077.3
Interest and dividends	685.1	509.5	473.6
Net gains (losses) on investments	(259.2)	1,736.2	(1,564.0)
Other revenue(2)	1,783.5	1,556.0	958.0

	9,580.4	10,017.9	5,944.9

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

(2)
Other revenue primarily comprises the revenue earned by Ridley (sold on June 18, 2015), William Ashley, Sporting Life, Praktiker (acquired on June 5, 2014), The Keg (acquired on February 4, 2014), Thomas Cook India, Quess (formerly known as IKYA), Sterling Resorts (consolidated since September 3, 2014), Pethealth (acquired on November 14, 2014), Fairfax India (since its initial public offering on January 30, 2015), Cara (acquired on April 10, 2015) and NCML (acquired on August 19, 2015).

Revenue of $9,580.4 in 2015 decreased from $10,017.9 in 2014 principally as a result of net losses on investments, partially offset by increased net premiums earned, increased other revenue and higher interest and dividends. Net losses on investments in 2015 was principally comprised of net unrealized losses on bonds, partially offset by net gains on equity and equity-related holdings after equity hedges and foreign currency. Consolidated interest and dividend income increased from $403.8 in 2014 to $512.2 in 2015, reflecting higher interest income earned, principally due to increased holdings of higher yielding government bonds year-over-year and the impact of consolidating Fairfax India and Brit's portfolio investments. The increase in net premiums earned by the company's insurance and reinsurance operations in 2015 reflected year-over-year increases at Crum & Forster ($215.5, 16.5%), Zenith National ($52.1, 7.3%), Insurance and Reinsurance — Other ($50.0, 12.7%) and Fairfax Asia ($14.8, 5.4%) and the consolidation of the net premiums earned by Brit ($892.5), partially offset by decreases at OdysseyRe ($152.5, 6.5%) and Northbridge ($67.6, 7.2% including the unfavourable effect of foreign currency translation). Net premiums earned at Runoff in 2015 and 2014 ($381.6 and $231.6 respectively) primarily reflected the impact of various transactions during those years involving the reinsurance of third party runoff portfolios.

Revenue of $10,017.9 in 2014 increased from $5,944.9 in 2013 reflecting significant net gains on investments and increased other revenue, net premiums earned and interest and dividends. Net gains on investments in 2014 was principally comprised of net unrealized gains on bonds and net gains on equity and equity-related holdings after equity hedges. The modest decrease in net premiums earned by the company's insurance and reinsurance operations in 2014 reflected year-over-year decreases at Northbridge ($47.9, 4.8% including the unfavourable effect of foreign currency translation), OdysseyRe ($17.0, 0.7%) and Insurance and Reinsurance – Other ($46.8, 10.6%), partially offset by increases at Crum & Forster ($45.5, 3.6%), Zenith National ($40.5, 6.0%) and Fairfax Asia ($16.0, 6.2%). Net premiums earned at Runoff in 2013 primarily reflected the runoff of policies in force at the acquisition dates of RiverStone Insurance ($54.4) and American Safety ($20.7).

In order to better compare 2015 and 2014, the table which follows presents adjusted net premiums written, which is calculated as net premiums written by the company's insurance and reinsurance operations in 2015 and 2014 after adjusting for: (i) the impact of the acquisition of Brit on June 5, 2015 (described in more detail in the Components of Net Earnings section of this MD&A under the heading Brit); (ii) the impacts of the acquisitions of Union Assurance, MCIS and Fairfax Indonesia by Fairfax Asia (the "Fairfax Asia acquisitions", described in more detail in the

Components of Net Earnings section of this MD&A under the heading Fairfax Asia); (iii) the change in the manner in which OdysseyRe recognizes premiums written in respect of its U.S. crop insurance business (described in more detail in the Components of Net Earnings section of this MD&A under the heading OdysseyRe); and, (iv) the impact of the QBE reinsurance transactions on Polish Re (described in more detail in the Components of Net Earnings section of this MD&A under the heading Insurance and Reinsurance – Other):

	2015	2014	% change year-over- year
Net premiums written – as adjusted
Northbridge	887.0	967.1	(8.3)
OdysseyRe	2,095.0	2,359.4	(11.2)
Crum & Forster	1,659.4	1,346.3	23.3
Zenith National	785.4	720.9	8.9
Fairfax Asia	225.7	278.5	(19.0)
Other	417.3	413.9	0.8

Insurance and reinsurance operations	6,069.8	6,086.1	(0.3)

Northbridge's net premiums written decreased by 8.3% in 2015 as the impact of the strengthening of the U.S. dollar relative to the Canadian dollar exceeded the underlying increases in net premiums written expressed in Canadian dollars. In Canadian dollar terms, Northbridge's net premiums written increased by 6.1% in 2015, primarily due to increased renewal business, modest price increases across the group and the impact of a decrease in the amount of casualty reinsurance purchased.

OdysseyRe's net premiums written decreased by 11.2% in 2015, primarily reflecting the non-renewal of a significant property quota share reinsurance contract covering risks in Florida which resulted in the return of unearned premium to the cedent of that contract (reducing net premiums written by $100.7), the unfavourable impact of foreign currency translation, primarily at OdysseyRe's EuroAsia division and lower writings of liability insurance related to a specific program. The non-renewal of the quota share reinsurance contract is described in more detail in the Components of Net Earnings section of this MD&A under the heading OdysseyRe.

Crum & Forster's net premiums written increased by 23.3% in 2015, primarily reflecting growth in specialty lines of business (accident and health at Fairmont, across all lines of business at Crum & Forster and in specialty package at Seneca), the incremental contribution from the acquisition of Redwoods, improvements in the pricing of casualty reinsurance purchased and reductions in purchases of quota share and facultative reinsurance, partially offset by planned reductions in the legacy CoverX line of business.

Zenith National's net premiums written increased by 8.9% in 2015, primarily reflecting an increase in exposure.

Net premiums written by Fairfax Asia decreased by 19.0% in 2015, primarily reflecting the unfavourable effect of foreign currency translation at First Capital and Pacific Insurance, planned reductions in commercial automobile writings at Falcon (which had a relatively high retention rate) and an increase in written premiums ceded to reinsurers related to new intercompany quota share reinsurance agreements between Group Re and Fairfax Asia (principally commercial automobile business ceded by Pacific Insurance which incepted January 1, 2015).

Net premiums written by the Insurance and Reinsurance – Other reporting segment increased by 0.8% in 2015, primarily reflecting increases at Advent (principally growth in the accident and health line of business), partially offset by decreases at Polish Re (lower writings of the property line of business) and Fairfax Brasil (the unfavourable impact of foreign currency translation, partially offset by an increase in premium retention).

Net gains (losses) on investments in 2015 and 2014 were comprised as shown in the following table:

	2015	2014
Common stocks	(670.5)	266.9
Preferred stocks – convertible(1)	(22.5)	(114.3)
Bonds – convertible	(119.2)	203.4
Gain on disposition of subsidiary and associates(2)	235.5	53.6
Other equity derivatives(3)	151.7	132.3

Equity and equity-related holdings	(425.0)	541.9
Equity hedges	501.8	(194.5)

Equity and equity-related holdings after equity hedges	76.8	347.4
Bonds	(468.7)	1,237.2
Common stocks – Other funds(4)	(22.5)	–
Preferred stocks	11.3	(27.5)
CPI-linked derivatives	35.7	17.7
Other derivatives	(2.6)	10.2
Foreign currency	112.5	103.4
Other(5)	(1.7)	47.8

Net gains (losses) on investments	(259.2)	1,736.2

Net gains (losses) on bonds is comprised as follows:
Government bonds	(58.7)	531.3
U.S. states and municipalities	(213.2)	684.7
Corporate and other	(196.8)	21.2

	(468.7)	1,237.2

(1)
During 2015 a preferred stock investment of the company was, pursuant to its terms, automatically converted into common shares of the issuer, resulting in a net realized gain on investment of $124.4 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock). During 2014 a preferred stock investment of the company was, pursuant to its terms, automatically converted into common shares of the issuer, resulting in a net realized loss on investment of $161.5.

(2)
Comprised primarily of a $236.4 gain on disposition of Ridley in 2015 and gains on disposition of MEGA Brands and two KWF LPs in 2014.

(3)
Other equity derivatives include long equity total return swaps, equity warrants and call options.

(4)
Other funds comprise a significant proportion of Brit's investment portfolio and are invested principally in fixed income securities.

(5)
During 2014 Thomas Cook India increased its ownership interest in Sterling Resorts to 55.1% and ceased applying the equity method of accounting, resulting in a non-cash gain of $41.2.

At December 31, 2015 equity hedges with a notional amount of $5,894.8 (December 31, 2014 – $6,856.9) represented 88.1% (December 31, 2014 – 89.6%) of the fair value of the company's equity and equity-related holdings of $6,687.4 (December 31, 2014 – $7,651.7). Subsequent to December 31, 2015 the company added approximately $952.6 notional amount to its short positions in equity and equity index total return swaps, increasing its equity hedge ratio to approximately 100% based on the fair value of its equity and equity-related holdings at December 31, 2015. Refer to note 24 (Financial Risk Management) under the heading Market Price Fluctuations in the company's consolidated financial statements for the year ended December 31, 2015, for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk and to the tabular analysis in the Investments section of this MD&A for further details about the components of net gains (losses) on investments.

Net losses on bonds of $468.7 in 2015 were primarily comprised of net losses on U.S. state and municipal bonds (net losses of $213.2), government bonds (principally comprised of net losses on U.S. treasury bonds of $119.2, partially offset by net gains on Greek bonds of $86.0) and corporate and other bonds (net losses of $196.8). The net losses on corporate and other bonds was primarily due to the widening of the credit spread on one particular issuer.

The company's CPI-linked derivative contracts produced net unrealized gains of $35.7 and $17.7 in 2015 and 2014 respectively. Net unrealized gains (losses) on CPI-linked derivative contracts typically reflect decreases (increases) in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

The increase in other revenue from $1,556.0 in 2014 to $1,783.5 in 2015, principally reflected increased revenue at Quess and the impact of the consolidation of Cara (acquired on April 10, 2015), Praktiker (acquired on June 5, 2014), Pethealth (acquired on November 14, 2014) and Sterling Resorts (consolidated since September 3, 2014), partially offset by the divestiture of Ridley on June 18, 2015.

Net Premiums Earned by Geographic Region

As presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2015, the United States, Canada, International and Asia accounted for 63.0%, 14.4%, 13.4% and 9.2% respectively, of net premiums earned by geographic region in 2015, compared to 58.2%, 16.7%, 15.3% and 9.8% respectively, in 2014.

United States

Net premiums earned in the United States geographic region increased by 28.4% from $3,616.1 in 2014 to $4,641.3 in 2015 primarily reflecting the consolidation of Brit ($595.6), growth in specialty lines of business at Crum & Forster, growth in workers' compensation business at Zenith National reflecting increased exposure, the effects of various transactions involving the reinsurance of third party runoff portfolios at Runoff and growth in the accident and health line of business at Advent.

Canada

Net premiums earned in the Canada geographic region increased by 2.4% from $1,037.6 in 2014 to $1,062.0 in 2015 primarily as a result of the consolidation of Brit ($43.8) and the impact of a transaction involving the reinsurance of a third party runoff portfolio at Runoff, partially offset by the unfavourable effect of the strengthening of the U.S. dollar relative to the Canadian dollar at Northbridge as measured by average annual rates of exchange.

International

Net premiums earned in the International geographic region increased by 3.5% from $953.3 in 2014 to $986.3 in 2015 principally reflecting the consolidation of Brit ($217.3), partially offset by decreases at OdysseyRe in its reinsurance business.

Asia

Net premiums earned in the Asia geographic region increased by 11.9% from $609.2 in 2014 to $681.4 in 2015 primarily as a result of the consolidation of Brit ($35.8) and growth at Fairfax Asia.

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the years ended December 31, 2015, 2014 and 2013. In that table, interest and dividends are presented separately as they relate to the insurance and reinsurance reporting segments, and included in Runoff, Corporate overhead and other, and Other as they relate to those segments. Net realized gains before equity hedges, net change in unrealized gains (losses) before equity hedges and equity hedging net gains (losses) are each shown separately to present more meaningfully the results of the company's investment management strategies.

	2015	2014	2013
Combined ratios – Insurance and Reinsurance
Northbridge	91.8%	95.5%	98.2%
OdysseyRe	84.7%	84.7%	84.0%
Crum & Forster	97.7%	99.8%	101.9%
Zenith National	82.5%	87.5%	97.1%
Brit(1)	94.9%	–%	–%
Fairfax Asia	87.9%	86.7%	87.5%
Other	89.6%	94.7%	96.6%

Consolidated	89.9%	90.8%	92.7%

Sources of net earnings
Underwriting – Insurance and Reinsurance
Northbridge	71.4	42.7	18.2
OdysseyRe	336.9	360.4	379.9
Crum & Forster	35.4	2.5	(24.3)
Zenith National	134.4	89.5	19.2
Brit(1)	45.4	–	–
Fairfax Asia	34.8	36.2	32.0
Other	46.2	20.7	15.0

Underwriting profit – Insurance and Reinsurance	704.5	552.0	440.0
Interest and dividends – Insurance and Reinsurance	477.0	363.4	330.2

Operating income – Insurance and Reinsurance	1,181.5	915.4	770.2
Runoff (excluding net gains (losses) on investments)	(74.1)	(88.5)	77.3
Other reporting segment	127.8	77.6	51.9
Interest expense	(219.0)	(206.3)	(211.2)
Corporate overhead and other	(132.5)	(96.5)	(125.3)

Pre-tax income before net gains (losses) on investments	883.7	601.7	562.9
Net realized gains before equity hedges	1,049.7	777.6	1,379.6

Pre-tax income including net realized gains before equity hedges	1,933.4	1,379.3	1,942.5
Net change in unrealized gains (losses) before equity hedges	(1,810.7)	1,153.1	(961.6)
Equity hedging net gains (losses)	501.8	(194.5)	(1,982.0)

Pre-tax income (loss)	624.5	2,337.9	(1,001.1)
Income taxes	17.5	(673.3)	436.6

Net earnings (loss)	642.0	1,664.6	(564.5)

Attributable to:
Shareholders of Fairfax	567.7	1,633.2	(573.4)
Non-controlling interests	74.3	31.4	8.9

	642.0	1,664.6	(564.5)

Net earnings (loss) per share	$23.67	$74.43	$(31.15)
Net earnings (loss) per diluted share	$23.15	$73.01	$(31.15)
Cash dividends paid per share	$10.00	$10.00	$10.00
(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

The underwriting profit of the company's insurance and reinsurance operations increased from $552.0 (combined ratio of 90.8%) in 2014 to $704.5 (combined ratio of 89.9%) in 2015 principally as a result of lower current period catastrophe losses, improvement in non-catastrophe underwriting margins related to the current accident year and higher net favourable prior year reserve development.

Net favourable development of $544.3 (7.8 combined ratio points) in 2015 and $445.7 (7.4 combined ratio points) in 2014 was comprised as follows:

	2015	2014
Insurance and Reinsurance
Northbridge	(93.9)	(110.2)
OdysseyRe	(233.3)	(189.1)
Zenith National	(89.6)	(72.6)
Brit(1)	(19.7)	–
Fairfax Asia	(39.5)	(20.6)
Other	(68.3)	(53.2)

Net favourable development	(544.3)	(445.7)

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Catastrophe losses added 1.9 combined ratio points ($133.7) to the combined ratio in 2015 compared to 3.2 combined ratio points ($189.0) in 2014 and were comprised as follows:

	2015			2014
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Windstorm Ela	–	–		41.7	0.7
Other	133.7	1.9		147.3	2.5

	133.7	1.9	points	189.0	3.2	points

(1)
Net of reinstatement premiums.

The following table presents the components of the company's combined ratios for the years ended December 31:

	2015	2014
Underwriting profit – Insurance and Reinsurance	704.5	552.0

Loss & LAE – accident year	64.5%	66.4%
Commissions	16.8%	16.0%
Underwriting expense	16.4%	15.8%

Combined ratio – accident year	97.7%	98.2%
Net favourable development	(7.8)%	(7.4)%

Combined ratio – calendar year	89.9%	90.8%

The commission expense ratio of the company's insurance and reinsurance operations increased from 16.0% in 2014 to 16.8% in 2015 primarily due to the consolidation of Brit, which has a commission expense ratio that is generally higher than Fairfax's other operating companies, and also reflected reductions in ceding commissions earned on premiums ceded to reinsurers at Crum & Forster. Commission rates on the Lloyd's platform tend to be higher than those of typical non-Lloyd's insurance and reinsurance arrangements; however, Lloyd's participants tend to have lower underwriting expense ratios.

The underwriting expense ratio of the company's insurance and reinsurance operations increased from 15.8% in 2014 to 16.4% in 2015 principally as a result of lower net premiums earned at OdysseyRe, the impact of the consolidation of the operating expenses of Fairfax Indonesia and Union Assurance and acquisition and integration expenses related to MCIS. Underwriting expenses in 2015 increased by 6.2% (excluding Brit's underwriting expenses of $141.2), primarily reflecting increased operating expenses at Crum & Forster and Zenith National consistent with their growth in net premiums earned and increased underwriting expenses at Fairfax Asia as described in the preceding sentence.

Operating expenses in the consolidated statements of earnings include only the operating expenses of the company's insurance and reinsurance and runoff operations and corporate overhead. Operating expenses increased from $1,227.2 in 2014 to $1,470.1 in 2015 primarily as a result of increased underwriting expenses of the insurance and reinsurance operations as described in the preceding paragraph (including the consolidation of the operating expenses of Brit), increased operating expenses at Runoff and higher Fairfax corporate overhead (principally related to expenses incurred in connection with the acquisition of Brit).

Other expenses increased from $1,492.3 in 2014 to $1,703.1 in 2015 principally reflecting increased expenses at Quess consistent with its growth in revenue and the impact of the consolidation of Cara (acquired on April 10, 2015), Pethealth (acquired on November 14, 2014), Praktiker (acquired on June 5, 2014) and Sterling Resorts (consolidated since September 3, 2014), partially offset by the impact of the sale of Ridley (sold on June 18, 2015).

The company reported net earnings attributable to shareholders of Fairfax of $567.7 (net earnings of $23.67 per basic and $23.15 per diluted share) in 2015 compared to net earnings attributable to shareholders of Fairfax of $1,633.2 (net earnings of $74.43 per basic and $73.01 per diluted share) in 2014. The year-over-year decrease in profitability in 2015 primarily reflected net losses on investments (compared to net gains on investments in 2014), partially offset by the lower provision for income taxes, increased interest and dividend income and increased underwriting profit.

Common shareholders' equity increased from $8,361.0 at December 31, 2014 to $8,952.5 at December 31, 2015, primarily reflecting net proceeds from the issuance of 1.15 million subordinate voting shares on March 3, 2015 ($575.9) and net earnings attributable to shareholders of Fairfax ($567.7), partially offset by the payment of dividends on the company's common and preferred shares ($265.4) and other comprehensive loss of $251.7 (primarily related to net unrealized foreign currency translation losses of foreign operations of $249.5). Common shareholders' equity per basic share at December 31, 2015 was $403.01 compared to $394.83 per basic share at December 31, 2014, representing an increase of 2.1% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2015, or an increase of 4.5% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings shown by reporting segment are set out below for the years ended December 31, 2015 and 2014. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Year ended December 31, 2015

	Insurance and Reinsurance
												Eliminations and adjustments
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written	1,059.6	2,404.0	1,896.1	797.6	1,087.5	620.9	634.7	8,500.4	381.2		–	(225.8)	8,655.8

Net premiums written	887.0	2,095.0	1,659.4	785.4	946.4	275.9	489.8	7,138.9	381.6	–	–	–	7,520.5

Net premiums earned	874.7	2,204.1	1,522.0	766.4	892.5	287.0	442.7	6,989.4	381.6	–	–	–	7,371.0

Underwriting profit (loss)	71.4	336.9	35.4	134.4	45.4	34.8	46.2	704.5	(172.1)	–	–	–	532.4
Interest and dividends	42.3	221.8	66.8	48.9	29.5	41.0	26.7	477.0	98.0	47.4	(11.5)	74.2	685.1

Operating income (loss)	113.7	558.7	102.2	183.3	74.9	75.8	72.9	1,181.5	(74.1)	47.4	(11.5)	74.2	1,217.5
Net gains (losses) on investments	131.9	(267.2)	(105.6)	(58.8)	(75.3)	(24.5)	(68.4)	(467.9)	(138.5)	6.5	340.7	–	(259.2)
Other reporting segment	–	–	–	–	–	–	–	–	–	80.4	–	–	80.4
Interest expense	–	(5.5)	(1.4)	(3.3)	(9.8)	–	(4.1)	(24.1)	–	(16.1)	(178.8)	–	(219.0)
Corporate overhead and other	(11.0)	(27.1)	(19.5)	(9.4)	(16.4)	(0.1)	0.4	(83.1)	–	–	(37.9)	(74.2)	(195.2)

Pre-tax income (loss)	234.6	258.9	(24.3)	111.8	(26.6)	51.2	0.8	606.4	(212.6)	118.2	112.5	–	624.5
Income taxes													17.5

Net earnings													642.0

Attributable to:
Shareholders of Fairfax													567.7
Non-controlling interests													74.3

													642.0

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Year ended December 31, 2014

	Insurance and Reinsurance
												Eliminations and adjustments
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written	1,109.3	2,739.5	1,699.5	733.0	–	563.5	553.3	7,398.1	163.9	–	–	(102.1)	7,459.9

Net premiums written	967.1	2,393.8	1,346.3	720.9	–	280.1	413.9	6,122.1	179.7	–	–	–	6,301.8

Net premiums earned	942.3	2,356.6	1,306.5	714.3	–	272.2	392.7	5,984.6	231.6	–	–	–	6,216.2

Underwriting profit (loss)	42.7	360.4	2.5	89.5	–	36.2	20.7	552.0	(151.5)	–	–	–	400.5
Interest and dividends	32.5	182.2	39.1	22.1	–	60.5	27.0	363.4	63.0	10.3	(6.3)	79.1	509.5

Operating income (loss)	75.2	542.6	41.6	111.6	–	96.7	47.7	915.4	(88.5)	10.3	(6.3)	79.1	910.0
Net gains (losses) on investments(2)	213.1	579.3	632.1	106.8	–	(19.3)	135.8	1,647.8	771.0	43.1	29.7	(755.4)	1,736.2
Other reporting segment	–	–	–	–	–	–	–	–	–	67.3	–	–	67.3
Interest expense	–	(12.7)	(1.4)	(3.3)	–	–	(4.2)	(21.6)	(1.0)	(12.3)	(171.4)	–	(206.3)
Corporate overhead and other	(12.2)	(27.5)	(31.6)	(8.8)	–	(0.1)	(0.4)	(80.6)	(3.5)	–	(6.1)	(79.1)	(169.3)

Pre-tax income (loss)	276.1	1,081.7	640.7	206.3	–	77.3	178.9	2,461.0	678.0	108.4	(154.1)	(755.4)	2,337.9
Income taxes													(673.3)

Net earnings													1,664.6

Attributable to:
Shareholders of Fairfax													1,633.2
Non-controlling interests													31.4

													1,664.6

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

(2)
Net gains (losses) on investments at Crum & Forster, Runoff and Corporate and Other included a gain on redemption of the investment in OdysseyRe of $310.8, $406.1 and $38.5 respectively, all of which are eliminated on consolidation. Refer to the Business Developments section of this MD&A for a discussion of the OdysseyRe reorganization.

Balance Sheets by Reporting Segment

The company's segmented balance sheets as at December 31, 2015 and 2014 present the assets and liabilities of, and the capital invested by the company in, each of the company's reporting segments. The segmented balance sheets have been prepared on the following basis:

  (a)
  The balance sheet for each reporting segment is on a legal entity basis for the subsidiaries within the segment and is prepared in accordance with IFRS and Fairfax's accounting policies and include, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on their initial acquisition or on a subsequent step acquisition by the company.

  (b)
  Certain of the company's subsidiaries held ownership interests in other Fairfax subsidiaries ("Fairfax affiliates") at December 31, 2015. These investments in Fairfax affiliates are carried at cost and are disclosed in the table below. Affiliated insurance and reinsurance balances, including premiums receivable (included in insurance contracts receivable), deferred premium acquisition costs, recoverable from reinsurers, funds withheld payable to reinsurers, provision for losses and loss adjustment expenses and provision for unearned premiums, are not shown separately but are eliminated in Corporate and Other.

  (c)
  Corporate and Other includes the Fairfax holding company and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under IFRS to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between OdysseyRe and the primary insurers), which affects recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. Corporate and Other long term debt of $2,599.0 as at December 31, 2015 (December 31, 2014 – $2,656.5) consisted of Fairfax holding company debt of $2,462.2 (December 31, 2014 – $2,514.7) and other long term obligations comprised of purchase consideration payable related to the TRG acquisition of $134.7 (December 31, 2014 – $139.7) and trust preferred securities of $2.1 (December 31, 2014 – $2.1).
	Percentage ownership in Fairfax Affiliates
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Insurance & Reinsurance – Other	Runoff	Corporate & Other(1)	Consolidated
Fairfax Affiliates
Zenith National	–	6.1%	2.0%	–	–	–	–	–	91.9%	100.0%
Advent	–	15.7%	12.7%	–	–	–	–	13.8%	57.8%	100.0%
TRG (Runoff)	–	–	5.2%	–	–	–	–	76.3%	18.5%	100.0%
Thomas Cook India	1.1%	11.0%	1.5%	0.4%	–	1.9%	1.7%	5.7%	44.5%	67.8%
Fairfax India	–	8.0%	3.8%	1.1%	2.3%	2.3%	7.8%	2.8%	–	28.1%
The Keg	11.0%	14.7%	7.3%	8.0%	–	–	6.7%	3.3%	–	51.0%
Cara	10.1%	14.6%	4.1%	–	2.5%	–	–	5.5%	3.7%	40.5%
(1)
This table excludes subsidiaries which are wholly owned by the holding company including Northbridge, OdysseyRe, Brit and Fairfax Asia.

Segmented Balance Sheet as at December 31, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments245.0		560.3	8.2	65.9	–	–	–	879.4	–	–	397.1	1,276.5
Insurance contract receivables	242.7	806.7	258.8	222.6	605.6	131.2	265.3	2,532.9	127.9	–	(114.3)	2,546.5
Portfolio investments	2,569.4	7,215.3	3,883.4	1,787.9	3,967.1	1,157.5	1,479.2	22,059.8	4,264.9	1,176.8	331.0	27,832.5
Deferred premium acquisition costs84.4		181.0	118.2	10.7	63.2	24.4	60.2	542.1	–	–	(9.4)	532.7
Recoverable from reinsurers	478.0	828.9	1,079.1	78.1	793.0	579.9	242.3	4,079.3	940.7	–	(1,129.1)	3,890.9
Deferred income taxes	41.1	222.9	183.1	4.0	–	–	7.0	458.1	114.1	–	(108.3)	463.9
Goodwill and intangible assets	144.0	188.4	331.4	446.7	739.2	40.1	16.7	1,906.5	39.4	1,270.7	(1.7)	3,214.9
Due from affiliates	71.7	2.1	0.1	–	–	8.0	25.3	107.2	587.7	–	(694.9)	–
Other assets	73.9	102.1	116.9	73.9	132.0	65.1	31.5	595.4	104.8	1,001.6	69.3	1,771.1
Investments in Fairfax affiliates	106.8	510.8	176.0	40.8	47.3	45.5	111.0	1,038.2	288.5	–	(1,326.7)	–

Total assets	4,057.0	10,618.5	6,155.2	2,730.6	6,347.4	2,051.7	2,238.5	34,198.9	6,468.0	3,449.1	(2,587.0)	41,529.0

Liabilities
Accounts payable and accrued liabilities169.9		575.5	230.6	86.5	141.3	241.2	109.3	1,554.3	128.4	757.3	115.9	2,555.9
Income taxes payable	3.7	31.1	2.6	–	–	11.0	1.0	49.4	–	15.3	21.1	85.8
Short sale and derivative obligations40.4		13.0	5.3	1.4	12.5	–	3.3	75.9	16.8	–	0.2	92.9
Due to affiliates	2.0	6.1	15.5	0.4	–	1.9	2.6	28.5	4.2	34.2	(66.9)	–
Funds withheld payable to reinsurers4.0		56.1	20.3	–	206.1	66.2	69.5	422.2	16.0	–	(115.4)	322.8
Provision for losses and loss adjustment expenses1,852.2		5,010.4	3,428.5	1,252.4	3,324.1	757.0	962.0	16,586.6	4,308.5	–	(1,078.7)	19,816.4
Provision for unearned premiums	492.4	729.4	657.0	267.7	664.9	252.7	276.6	3,340.7	–	–	(55.9)	3,284.8
Deferred income taxes	–	–	–	–	120.3	8.8	0.6	129.7	–	77.5	(207.2)	–
Long term debt	–	89.8	41.4	38.1	208.6	–	90.6	468.5	–	284.0	2,599.0	3,351.5

Total liabilities	2,564.6	6,511.4	4,401.2	1,646.5	4,677.8	1,338.8	1,515.5	22,655.8	4,473.9	1,168.3	1,212.1	29,510.1

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,492.4	4,107.1	1,754.0	1,084.1	1,669.6	693.7	723.0	11,523.9	1,994.1	2,257.9	(5,488.5)	10,287.4
Non-controlling interests	–	–	–	–	–	19.2	–	19.2	–	22.9	1,689.4	1,731.5

Total equity	1,492.4	4,107.1	1,754.0	1,084.1	1,669.6	712.9	723.0	11,543.1	1,994.1	2,280.8	(3,799.1)	12,018.9

Total liabilities and total equity	4,057.0	10,618.5	6,155.2	2,730.6	6,347.4	2,051.7	2,238.5	34,198.9	6,468.0	3,449.1	(2,587.0)	41,529.0

Capital
Total debt	–	89.8	41.4	38.1	208.6	–	90.6	468.5	–	284.0	2,599.0	3,351.5
Investments in Fairfax affiliates	106.8	510.8	176.0	40.8	47.3	45.5	111.0	1,038.2	288.5	–	(1,326.7)	–
Shareholders' equity attributable to
shareholders of Fairfax	1,385.6	3,596.3	1,578.0	1,043.3	1,117.2	648.2	612.0	9,980.6	1,705.6	1,073.6	(2,472.4)	10,287.4
Non-controlling interests	–	–	–	–	505.1	19.2	–	524.3	–	1,207.2	–	1,731.5

Total capital	1,492.4	4,196.9	1,795.4	1,122.2	1,878.2	712.9	813.6	12,011.6	1,994.1	2,564.8	(1,200.1)	15,370.4

% of total capital	9.7%	27.3%	11.7%	7.3%	12.2%	4.6%	5.3%	78.1%	13.0%	16.7%	(7.8)%	100.0%

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Segmented Balance Sheet as at December 31, 2014

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	35.2	463.6	5.8	60.2	–	–	564.8	–	–	679.5	1,244.3
Insurance contract receivables	285.5	814.1	212.7	205.6	99.3	220.0	1,837.2	144.0	–	(49.5)	1,931.7
Portfolio investments	3,160.9	8,179.8	3,918.9	1,789.6	1,137.1	1,819.4	20,005.7	4,841.7	269.0	(7.2)	25,109.2
Deferred premium acquisition costs	98.7	217.7	109.8	9.9	21.4	45.0	502.5	–	–	(4.9)	497.6
Recoverable from reinsurers	629.9	868.2	1,527.0	144.3	525.4	211.4	3,906.2	1,100.9	–	(1,025.0)	3,982.1
Deferred income taxes	48.4	50.8	161.7	–	–	–	260.9	67.4	–	132.1	460.4
Goodwill and intangible assets	176.9	182.7	294.7	453.9	31.6	18.3	1,158.1	43.4	360.8	(4.0)	1,558.3
Due from affiliates	91.8	2.7	0.1	0.2	5.2	0.2	100.2	615.0	0.2	(715.4)	–
Other assets	97.6	117.6	113.7	61.5	48.7	47.1	486.2	73.8	746.4	41.2	1,347.6
Investments in Fairfax affiliates	45.7	203.5	81.2	12.0	–	10.0	352.4	77.5	–	(429.9)	–

Total assets	4,670.6	11,100.7	6,425.6	2,737.2	1,868.7	2,371.4	29,174.2	6,963.7	1,376.4	(1,383.1)	36,131.2

Liabilities
Accounts payable and accrued liabilities	179.4	503.9	249.4	74.3	203.1	119.2	1,329.3	98.1	479.7	122.0	2,029.1
Income taxes payable	33.5	102.6	–	–	10.5	1.3	147.9	32.3	13.8	(75.7)	118.3
Short sale and derivative obligations	8.2	53.2	12.3	8.0	–	16.2	97.9	31.3	–	31.6	160.8
Due to affiliates	5.2	9.4	25.3	1.2	4.7	10.4	56.2	0.1	27.0	(83.3)	–
Funds withheld payable to reinsurers	4.2	36.0	338.9	–	58.2	63.4	500.7	16.8	–	(56.0)	461.5
Provision for losses and loss adjustment expenses	2,299.7	5,315.3	3,407.6	1,297.4	691.3	1,011.3	14,022.6	4,720.4	–	(993.9)	17,749.1
Provision for unearned premiums	576.0	853.1	575.0	248.6	229.3	243.7	2,725.7	–	–	(36.1)	2,689.6
Deferred income taxes	–	–	–	10.4	10.7	2.1	23.2	–	43.6	(66.8)	–
Long term debt	–	214.6	41.4	38.1	–	91.8	385.9	–	136.6	2,656.5	3,179.0

Total liabilities	3,106.2	7,088.1	4,649.9	1,678.0	1,207.8	1,559.4	19,289.4	4,899.0	700.7	1,498.3	26,387.4

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,564.4	4,012.6	1,775.7	1,059.2	647.6	812.0	9,871.5	2,064.7	616.4	(3,026.9)	9,525.7
Non-controlling interests	–	–	–	–	13.3	–	13.3	–	59.3	145.5	218.1

Total equity	1,564.4	4,012.6	1,775.7	1,059.2	660.9	812.0	9,884.8	2,064.7	675.7	(2,881.4)	9,743.8

Total liabilities and total equity	4,670.6	11,100.7	6,425.6	2,737.2	1,868.7	2,371.4	29,174.2	6,963.7	1,376.4	(1,383.1)	36,131.2

Capital
Total debt	–	214.6	41.4	38.1	–	91.8	385.9	–	136.6	2,656.5	3,179.0
Investments in Fairfax affiliates	45.7	203.5	81.2	12.0	–	10.0	352.4	77.5	–	(429.9)	–
Shareholders' equity attributable to shareholders of Fairfax	1,518.7	3,809.1	1,694.5	1,047.2	647.6	802.0	9,519.1	1,987.2	616.4	(2,597.0)	9,525.7
Non-controlling interests	–	–	–	–	13.3	–	13.3	–	204.8	–	218.1

Total capital	1,564.4	4,227.2	1,817.1	1,097.3	660.9	903.8	10,270.7	2,064.7	957.8	(370.4)	12,922.8

% of total capital	12.1%	32.7%	14.1%	8.5%	5.1%	7.0%	79.5%	16.0%	7.4%	(2.9)%	100.0%

Components of Net Earnings

    Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other by reporting segment for the years ended December 31, 2015 and 2014.

    Northbridge(1)

	Cdn$
	2015	2014	2015	2014
Underwriting profit	91.2	47.1	71.4	42.7

Loss & LAE – accident year	67.5%	72.2%	67.5%	72.2%
Commissions	15.8%	16.0%	15.8%	16.0%
Underwriting expenses	19.2%	19.0%	19.2%	19.0%

Combined ratio – accident year	102.5%	107.2%	102.5%	107.2%
Net favourable development	(10.7)%	(11.7)%	(10.7)%	(11.7)%

Combined ratio – calendar year	91.8%	95.5%	91.8%	95.5%

Gross premiums written	1,353.3	1,224.8	1,059.6	1,109.3

Net premiums written	1,132.8	1,067.7	887.0	967.1

Net premiums earned	1,117.1	1,040.4	874.7	942.3

Underwriting profit	91.2	47.1	71.4	42.7
Interest and dividends	54.0	35.9	42.3	32.5

Operating income	145.2	83.0	113.7	75.2
Net gains on investments	168.5	235.3	131.9	213.1

Pre-tax income before interest and other	313.7	318.3	245.6	288.3

Net earnings	236.7	236.7	185.3	214.4

(1)
These results differ from those published by Northbridge primarily due to purchase accounting adjustments related to the privatization of Northbridge in 2009.

The average U.S. dollar foreign exchange rate strengthened by 15.7% in 2015 relative to the Canadian dollar. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.

In 2015 Northbridge assumed gross premiums written of Cdn$70.6 ($56.6) and gross losses on claims of Cdn$66.5 ($53.3) in connection with the AXA reinsurance transaction in the first quarter of 2015 (described in the Components of Net Earnings section of this MD&A under the heading Runoff). Northbridge fully retroceded these amounts to Runoff and received a commission of $1.4 (Cdn$1.7) from Runoff for fronting this transaction.

Northbridge produced an underwriting profit of Cdn$91.2 ($71.4) and a combined ratio of 91.8% in 2015 compared to an underwriting profit of Cdn$47.1 ($42.7) and a combined ratio of 95.5% in 2014. The year-over-year increase in underwriting profit principally reflected the impact of higher net premiums earned and improved non-catastrophe loss experience related to the current accident year (primarily due to improved results in commercial liability and commercial transportation lines of business), partially offset by higher underwriting expenses.

Net favourable prior year reserve development of Cdn$119.9 ($93.9) (10.7 combined ratio points) in 2015 was comparable to net favourable prior year reserve development of Cdn$121.7 ($110.2) (11.7 combined ratio points) in 2014 with both years reflecting better than expected emergence across most accident years and lines of business. There were no material current period catastrophe losses in 2015 and 2014.

Northbridge's commission expense ratio decreased from 16.0% in 2014 to 15.8% in 2015, primarily as a result of increased fronting fee commission revenue, including commission revenue earned on the AXA reinsurance transaction in the first quarter of 2015 described earlier in this section. Northbridge's underwriting expense ratio increased from 19.0% in 2014 to 19.2% in 2015, primarily as a result of increased employee variable compensation, premises and information technology costs, partially offset by the favourable impact of increased net premiums earned and the release of a provision related to harmonized sales tax on premiums ceded to foreign affiliated reinsurers following a favourable ruling from taxation authorities.

Excluding the impact of the AXA reinsurance transaction, gross premiums written increased 4.7% from Cdn$1,224.8 in 2014 to Cdn$1,282.7 in 2015, primarily due to increased renewal business and modest price increases across the group. In Canadian dollar terms, net premiums written increased by 6.1% in 2015, reflecting many of the same factors which affected gross premiums written, and also included the impact of a decrease in the amount of casualty reinsurance purchased. In Canadian dollar terms, net premiums earned increased by 7.4% in 2015, consistent with the growth in net premiums written.

The decrease in net gains on investments (as set out in the Investments section of this MD&A), partially offset by increased underwriting profitability and higher interest and dividend income (reflecting increased holdings of bonds and common stocks year-over-year), produced pre-tax income before interest and other of Cdn$313.7 in 2015 compared to pre-tax income before interest and other of Cdn$318.3 in 2014.

Northbridge's cash resources, excluding the impact of foreign currency translation, decreased by Cdn$229.0 ($179.3) in 2015 compared to a decrease of Cdn$483.5 ($437.9) in 2014. Cash provided by operating activities (excluding operating cash flow activity related to investments classified as FVTPL) decreased from Cdn$63.8 ($57.7) in 2014 to Cdn$16.8 ($13.2) in 2015, primarily due to higher income taxes paid and increased net claims payments, partially offset by higher net premium collections.

Northbridge's average annual return on average equity over the past 30 years since inception in 1985 was 13.6% at December 31, 2015 (December 31, 2014 – 13.6%) (expressed in Canadian dollars).

    OdysseyRe(1)

	2015	2014
Underwriting profit	336.9	360.4

Loss & LAE – accident year	64.4%	62.5%
Commissions	20.4%	20.3%
Underwriting expenses	10.5%	9.9%

Combined ratio – accident year	95.3%	92.7%
Net favourable development	(10.6)%	(8.0)%

Combined ratio – calendar year	84.7%	84.7%

Gross premiums written	2,404.0	2,739.5

Net premiums written	2,095.0	2,393.8

Net premiums earned	2,204.1	2,356.6

Underwriting profit	336.9	360.4
Interest and dividends	221.8	182.2

Operating income	558.7	542.6
Net gains (losses) on investments	(267.2)	579.3

Pre-tax income before interest and other	291.5	1,121.9

Net earnings	197.3	713.8

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

On June 3, 2015 Hudson Insurance Company (a wholly owned subsidiary of OdysseyRe) completed the acquisition of certain assets of Euclid Managers, LLC ("Euclid"), an underwriting and claims manager for internet, technology, media, manufacturers and other professional liability coverage. On April 1, 2014 Hudson Insurance completed the acquisition of certain assets and assumed certain liabilities associated with Motor Transport Underwriters, Inc. ("Motor Transport"), a leading underwriting, claims and risk management specialist in the long-haul trucking industry. The acquisitions of Euclid and Motor Transport, which produce annual gross premiums written of approximately $15 and $21 respectively will ensure that Hudson Insurance has the opportunity to participate on future renewals of that business.

OdysseyRe produced an underwriting profit of $336.9 and a combined ratio of 84.7% in 2015 compared to an underwriting profit of $360.4 and a combined ratio of 84.7% in 2014. The year-over-year decrease in underwriting profit principally reflected a decrease in premiums earned with lower non-catastrophe underwriting margins (principally related to the impact of the Tianjin port explosion in China ($52.9 or 2.4 combined ratio points)) and lower writings of higher margin property catastrophe business, partially offset by lower current period catastrophe losses and increased net favourable prior year reserve development.

OdysseyRe's combined ratio in 2015 included the benefit of 10.6 combined ratio points ($233.3) of net favourable prior year reserve development compared to 8.0 combined ratio points ($189.1) in 2014. Net favourable development in 2015 and 2014 was primarily related to casualty and property catastrophe loss reserves. The combined ratio in 2015 included 4.9 combined ratio points ($108.0) of current period catastrophe losses relating primarily to attritional losses. The combined ratio in 2014 included 6.2 combined ratio points ($145.1) of current period catastrophe losses (net of reinstatement premiums) comprised of the effects of Windstorm Ela ($37.7) and other attritional catastrophe losses. OdysseyRe's underwriting expense ratio increased from 9.9% in 2014 to 10.5% in 2015, principally due to the decrease in net premiums earned.

Following enhancements to its underwriting systems and the accumulation of sufficient internal historical data, OdysseyRe recognized the majority of the premiums written in respect of the winter planting season of its U.S. crop insurance business in the fourth quarter of 2014, whereas in prior years those premiums would have been recognized in the first quarter of the following year. Excluding the impact of the U.S. crop insurance business winter planting season from 2014, OdysseyRe's gross premiums written, net premiums written and net premiums earned decreased as set out in the following table. The impact of this change on underwriting profit was nominal.

	2015			2014
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
OdysseyRe – as reported	2,404.0	2,095.0	2,204.1	2,739.5	2,393.8	2,356.6
Adjustments related to timing of U.S. crop insurance	–	–	–	(41.4)	(34.4)	(6.0)

OdysseyRe – as adjusted	2,404.0	2,095.0	2,204.1	2,698.1	2,359.4	2,350.6

Percentage change year-over-year	(10.9)%	(11.2)%	(6.2)%

Due to the non-renewal on June 1, 2015 of a significant property quota share reinsurance contract covering risks in Florida (following the cedent's decision to retain all the risk associated with the contract), OdysseyRe returned the remaining unearned premium from the contract to the cedent (the "unearned premium portfolio transfer") reducing both gross premiums written and net premiums written by $100.7 in 2015. Gross premiums written in 2015 decreased by 10.9% (as adjusted), principally as a result of the unearned premium portfolio transfer, the unfavourable impact of foreign currency translation, primarily at OdysseyRe's EuroAsia division, and lower writings of liability insurance related to a specific program. Net premiums written in 2015 decreased by 11.2% (as adjusted), consistent with the decrease in gross premiums written. Net premiums earned in 2015 decreased by 6.2% (as adjusted), consistent with the decrease in net premiums written, partially offset by the earning of increased premiums written on lines of business that experienced growth in previous periods.

Interest and dividends increased from $182.2 in 2014 to $221.8 in 2015 principally reflecting increased share of profit of associates (primarily relating to OdysseyRe's $37.5 share of a gain recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties in the second quarter of 2015).

Net losses on investments in 2015 (as set out in the Investments section of this MD&A) and lower underwriting profit, partially offset by the increase in interest and dividend income, produced pre-tax income before interest and other of $291.5 in 2015 compared to pre-tax income before interest and other of $1,121.9 in 2014.

OdysseyRe's cash resources, excluding the impact of foreign currency translation, decreased by $98.9 in 2015 compared to an increase of $24.9 in 2014. Cash provided by operating activities (excluding operating cash flow activity related to investments classified as FVTPL) decreased from $464.2 in 2014 to $59.4 in 2015 with the year-over-year change principally reflecting the impact of the unearned premium portfolio transfer, increased income tax payments and higher net paid losses related to prior years' non-catastrophe losses.

    Crum & Forster

	2015	2014
Underwriting profit	35.4	2.5

Loss & LAE – accident year	64.1%	66.9%
Commissions	14.8%	13.6%
Underwriting expenses	18.8%	19.3%

Combined ratio – accident year	97.7%	99.8%
Net favourable development	–%	–%

Combined ratio – calendar year	97.7%	99.8%

Gross premiums written	1,896.1	1,699.5

Net premiums written	1,659.4	1,346.3

Net premiums earned	1,522.0	1,306.5

Underwriting profit	35.4	2.5
Interest and dividends	66.8	39.1

Operating income	102.2	41.6
Net gains (losses) on investments	(105.6)	321.3
Gain on redemption of investment in OdysseyRe(1)	–	310.8

Pre-tax income (loss) before interest and other	(3.4)	673.7

Net earnings (loss)	(5.2)	545.8

(1)
Eliminated on consolidation.

On October 30, 2015 Crum & Forster acquired a 100% interest in Brownyard Programs, Ltd. ("Brownyard") for $7.0 to augment its CoverX brand. Brownyard specializes in writing and servicing security guard and security services business insurance and produces approximately $15 of gross premiums written annually.

On October 15, 2015 Crum & Forster commuted a significant aggregate stop loss reinsurance treaty (the "significant commutation"). The significant commutation reduced each of recoverable from reinsurers and funds withheld payable to reinsurers by $334.0 and had no effect on the income statement initially, but funds held interest expense (a component of interest and dividends) is expected to be reduced in future periods by approximately $20 annually.

On October 8, 2015 Crum & Forster acquired a 100% interest in Travel Insured International, Inc. ("TII") for consideration of $30.0. TII is a leading travel insurance provider that specializes in offering travel insurance protection (where Crum & Forster is its exclusive insurance carrier) and produces approximately $50 of gross premiums written annually. The acquisition of TII is complementary to Crum & Forster's existing footprint in the travel insurance market.

On April 10, 2015 Crum & Forster acquired a 100% interest in The Redwoods Group, Inc. ("Redwoods") for consideration of $20.0. Redwoods is a full service national managing general underwriter and produces approximately $50 of gross premiums written annually primarily from property and casualty packaged insurance business focused on YMCAs, community centers and day camps. Commencing in the second quarter of 2015, all premiums produced by Redwoods were underwritten by Crum & Forster.

In the fourth quarter of 2014, Fairfax centralized the ownership of its wholly-owned reinsurance and insurance company, Odyssey Re Holdings Corp., under a single intermediate holding company in the U.S. This reorganization had no effect on Fairfax's consolidated financial reporting; however, it impacted Crum & Forster as described in the "Business Developments" section of this MD&A.

Crum & Forster produced an underwriting profit of $35.4 and a combined ratio of 97.7% in 2015 compared to an underwriting profit of $2.5 and a combined ratio of 99.8% in 2014. The year-over-year increase in underwriting profit principally reflected better non-catastrophe underwriting margins related to the current accident year, primarily due to increased writings of more profitable lines of business and the impact of underwriting actions that have improved the performance of the CoverX business.

Current period catastrophe losses were $12.0 (0.8 of a combined ratio point) in 2015 compared to $14.3 (1.1 combined ratio points) in 2014. Current period catastrophe losses in 2015 and 2014 principally reflected severe winter weather and storms in the U.S. There was no net prior year reserve development in 2015 or 2014. The increase in Crum & Forster's commission expense ratio from 13.6% in 2014 to 14.8% in 2015, primarily reflected reductions in ceding commissions earned on premiums ceded to reinsurers as a result of increased retentions. The decrease in Crum & Forster's underwriting expense ratio from 19.3% in 2014 to 18.8% in 2015 primarily reflected the effect of increased net premiums earned, partially offset by increased underwriting expenses (principally personnel costs associated with acquisitions and new business initiatives).

Gross premiums written increased by 11.6% in 2015, principally reflecting growth in accident and health at Fairmont, across all lines of business at Crum & Forster and in specialty package at Seneca, and the incremental contribution from the acquisition of Redwoods, partially offset by planned reductions in the CoverX business. Net premiums written increased by 23.3% in 2015, consistent with the growth in gross premiums written and also reflected improvements in the pricing of casualty reinsurance purchased and reductions in purchases of quota share and facultative reinsurance. The growth in net premiums earned of 16.5% in 2015 was consistent with the growth in net premiums written in 2015 and 2014 and the increase in risk retention in 2015.

Interest and dividends increased from $39.1 in 2014 to $66.8 in 2015 reflecting increased share of profit of associates (primarily related to Crum & Forster's $12.2 share of a gain recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties in the second quarter of 2015), increased interest income earned on higher yielding fixed income investments owned year-over-year and lower funds held interest expense related to the significant commutation (described earlier in this section).

Net losses on investments in 2015 (as set out in the Investments section of this MD&A), partially offset by the year-over-year improvement in underwriting profitability and higher interest and dividend income, produced a pre-tax loss before interest and other of $3.4 in 2015 compared to pre-tax income before interest and other of $673.7 in 2014 (which included a gain of $310.8 on redemption of Crum & Forster's investment in OdysseyRe).

Crum & Forster's cash resources, excluding the impact of foreign currency translation, increased by $25.3 in 2015 compared to a decrease of $33.4 in 2014. Cash provided by operating activities (excluding operating cash flow activity related to investments classified as FVTPL) increased from $115.6 in 2014 to $218.0 in 2015, primarily as a result of increased net cash flow from underwriting activities.

Crum & Forster's cumulative net earnings since acquisition on August 13, 1998 was $1,947.4 and its average annual return on average equity since acquisition has been 10.1% (December 31, 2014 – 10.7%).

    Zenith National(1)

	2015	2014
Underwriting profit	134.4	89.5

Loss & LAE – accident year	58.6%	62.9%
Commissions	9.9%	9.7%
Underwriting expenses	25.7%	25.1%

Combined ratio – accident year	94.2%	97.7%
Net favourable development	(11.7)%	(10.2)%

Combined ratio – calendar year	82.5%	87.5%

Gross premiums written	797.6	733.0

Net premiums written	785.4	720.9

Net premiums earned	766.4	714.3

Underwriting profit	134.4	89.5
Interest and dividends	48.9	22.1

Operating income	183.3	111.6
Net gains (losses) on investments	(58.8)	106.8

Pre-tax income before interest and other	124.5	218.4

Net earnings	76.5	140.8

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National produced an underwriting profit of $134.4 and a combined ratio of 82.5% in 2015 compared to an underwriting profit of $89.5 and a combined ratio of 87.5% in 2014. Net premiums earned in 2015 of $766.4 increased from $714.3 in 2014, principally reflecting an increase in exposure.

The year-over-year improvement in Zenith National's combined ratio reflected a decrease of 4.3 combined ratio points in the estimated accident year loss and LAE ratio in 2015 due to favourable loss development trends for accident year 2014 emerging in 2015 combined with earned price changes equal to estimated loss trends for accident year 2015. Net favourable development of prior years' reserves (11.7 percentage points in 2015 compared to 10.2 percentage points in 2014) reflected net favourable emergence principally related to accident years 2011 through 2014.

Interest and dividends increased from $22.1 in 2014 to $48.9 in 2015, principally reflecting increased share of profit of associates (primarily relating to Zenith National's $21.5 share of a gain recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties in the second quarter of 2015).

Net losses on investments in 2015 (as set out in the Investments section of this MD&A), partially offset by the improvement in underwriting profitability and higher interest and dividend income, produced pre-tax income before interest and other of $124.5 in 2015 compared to pre-tax income before interest and other of $218.4 in 2014.

At December 31, 2015 Zenith National had unrestricted cash and cash equivalents of $24.9 (December 31, 2014 – $39.2). Cash provided by operating activities (excluding operating cash flow activity related to investments classified as FVTPL) increased from $119.2 in 2014 to $137.0 in 2015, primarily as a result of higher net premiums written and proceeds from the commutation of certain ceded reinsurance contracts, partially offset by higher income taxes paid in 2015.

    Brit(1)

For the period June 5, 2015 to December 31, 2015
Underwriting profit	45.4

Loss & LAE – accident year	60.5%
Commissions	20.8%
Underwriting expenses	15.8%

Combined ratio – accident year	97.1%
Net favourable development	(2.2)%

Combined ratio – calendar year	94.9%

Gross premiums written	1,087.5

Net premiums written	946.4

Net premiums earned	892.5

Underwriting profit	45.4
Interest and dividends	29.5

Operating income	74.9
Net losses on investments	(75.3)

Pre-tax loss before interest and other	(0.4)

Net loss	(14.9)

(1)
These results differ from those published by Brit primarily due to the differing accounting periods and preliminary acquisition accounting adjustments recorded by Fairfax related to the acquisition of Brit on June 5, 2015.

On June 5, 2015 the company completed the acquisition of 97.0% of the outstanding ordinary shares of Brit PLC ("Brit") for 305 pence per share (comprised of $4.30 (280 pence) per share in cash paid by the company and the final and special dividends of $0.38 (25 pence) per share paid by Brit on April 30, 2015), representing aggregate cash consideration of $1,656.6 (£1,089.1). The remaining 3.0% of the outstanding ordinary shares of Brit were acquired by July 8, 2015 on the same terms as described in the preceding sentence. The assets and liabilities and results of operations of Brit were consolidated in the Brit reporting segment. Brit is a market-leading global Lloyd's of London specialty insurer and reinsurer. On June 29, 2015 the company completed the sale of 29.9% of the outstanding ordinary shares of Brit to Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, for cash proceeds of $516.0 ($4.30 per share). The company will have the ability to repurchase the shares owned by OMERS over time. These transactions resulted in an increase of $501.1 to the company's non-controlling interests.

Brit produced an underwriting profit of $45.4 and a combined ratio of 94.9% for the period June 5, 2015 to December 31, 2015 which included net favourable prior year reserve development of $19.7 (2.2 combined ratio points) primarily related to insurance lines of business (marine, specialty, energy and aviation) and reinsurance lines of business (property treaty and casualty treaty). There were no significant current period catastrophe losses for the period June 5, 2015 to December 31, 2015. Non-catastrophe underwriting margins related to the current accident year continued to reflect the increased competition, pricing pressures and market conditions that existed prior to the acquisition by Fairfax. Net premiums written of $946.4 for the period June 5, 2015 to December 31, 2015 was impacted by a combination of factors, including rate reductions on direct business (energy, aviation and property lines of business) and reinsurance business (property treaty and casualty lines of business) and the unfavourable effect of foreign currency translation, partially offset by growth in net premiums written related to underwriting initiatives launched in 2013 and 2014.

Net losses on investments (as set out in the Investments section of this MD&A), partially offset by underwriting profit and interest and dividend income, produced a pre-tax loss before interest and other of $0.4 for the period June 5, 2015 to December 31, 2015.

    Fairfax Asia

	2015	2014
Underwriting profit	34.8	36.2

Loss & LAE – accident year	83.5%	81.4%
Commissions	–%	(0.1)%
Underwriting expenses	18.2%	13.0%

Combined ratio – accident year	101.7%	94.3%
Net favourable development	(13.8)%	(7.6)%

Combined ratio – calendar year	87.9%	86.7%

Gross premiums written	620.9	563.5

Net premiums written	275.9	280.1

Net premiums earned	287.0	272.2

Underwriting profit	34.8	36.2
Interest and dividends	41.0	60.5

Operating income	75.8	96.7
Net losses on investments	(24.5)	(19.3)

Pre-tax income before interest and other	51.3	77.4

Net earnings	42.0	67.7

Fairfax Asia comprises the company's Asian holdings and operations: 97.7%-owned Singapore-based First Capital Insurance Limited ("First Capital"), Hong Kong-based Falcon Insurance (Hong Kong) Company Ltd. ("Falcon"), Malaysia-based The Pacific Insurance Berhad ("Pacific Insurance"), 80.0%-owned Indonesia-based PT Fairfax Insurance Indonesia ("Fairfax Indonesia"), 78.0%-owned Sri Lanka-based Union Assurance General Limited ("Union Assurance"), 32.1%-owned Thailand-based Thai Re Public Company Limited ("Thai Re"), 35.0%-owned Vietnam-based Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance"), 40.5%-owned Bangkok-based Falcon Insurance PLC ("Falcon Thailand") and 25.6%-owned Mumbai-based ICICI Lombard General Insurance Company Limited ("ICICI Lombard"). The remaining 72.8% interest in ICICI Lombard is held by ICICI Bank Limited ("ICICI Bank"), India's second largest commercial bank. Thai Re, BIC Insurance, Falcon Thailand and ICICI Lombard are reported under the equity method of accounting.

On October 30, 2015 the company reached an agreement with ICICI Bank to acquire an additional 9.0% of the outstanding shares of ICICI Lombard, which will increase the company's ownership interest in ICICI Lombard to 34.6%. The proposed transaction values ICICI Lombard at approximately $2.6 billion (172.3 billion Indian rupees), is subject to governmental and regulatory approvals and is expected to close in the first quarter of 2016.

On September 18, 2015 Fairfax Asia acquired a 35.0% ownership interest in BIC Insurance for purchase consideration of $48.1 (1.1 trillion Vietnamese dong). BIC Insurance is a leading property and casualty insurer in Vietnam, producing approximately $70 of annual gross premiums written in 2015 through an exclusive arrangement with its majority shareholder, Bank for Investment and Development of Vietnam ("BIDV"), to sell its products through BIDV's distribution network. BIC Insurance is recorded under the equity method of accounting within the Fairfax Asia reporting segment.

On March 1, 2015 Pacific Insurance, a wholly-owned subsidiary of the company, completed the acquisition of the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") for cash consideration of $13.4 (48.6 million Malaysian ringgits). MCIS is an established general insurer in Malaysia with approximately $55 of gross premiums written in 2014 in its general insurance business.

On January 1, 2015 the company completed the acquisition of 78.0% of Union Assurance for cash consideration of $27.9 (3.7 billion Sri Lankan rupees). Union Assurance, with approximately $43 of gross premiums written in 2015, is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business.

On May 21, 2014 Fairfax Asia completed the acquisition of an 80.0% interest in Fairfax Indonesia for cash purchase consideration of $8.5 (98.2 billion Indonesian rupees). Subsequent to the acquisition, Fairfax Asia contributed an additional $12.9 to Fairfax Indonesia (maintaining its 80.0% interest) to support business expansion. Fairfax Indonesia is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.

Fairfax Asia produced an underwriting profit of $34.8 and a combined ratio of 87.9% in 2015, compared to an underwriting profit of $36.2 and a combined ratio of 86.7% in 2014. The principal entities comprising Fairfax Asia produced combined ratios as set out in the following table:

	2015	2014
First Capital	69.3%	74.4%
Falcon	98.6%	98.8%
Pacific Insurance	95.4%	98.9%
Fairfax Indonesia	114.7%	127.9%
Union Assurance	107.8%	–

The combined ratio in 2015 included $39.5 (13.8 combined ratio points) of net favourable prior year reserve development, primarily related to commercial automobile, marine hull, property and workers' compensation loss reserves. The combined ratio in 2014 included $20.6 (7.6 combined ratio points) of net favourable prior year reserve development primarily related to engineering, workers' compensation, property and commercial automobile loss reserves. Fairfax Asia's underwriting expense ratio increased from 13.0% in 2014 to 18.2% in 2015, primarily as a result of the consolidation of Fairfax Indonesia and Union Assurance and increased operating expenses at Pacific Insurance related to the acquisition and integration of MCIS.

The consolidation of MCIS, Union Assurance and Fairfax Indonesia (the "Fairfax Asia acquisitions") affected gross premiums written, net premiums written and net premiums earned as set out in the following table.

	2015			2014
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Fairfax Asia – as reported	620.9	275.9	287.0	563.5	280.1	272.2
Fairfax Asia acquisitions	(99.2)	(50.2)	(56.4)	(10.2)	(1.6)	(0.7)

Fairfax Asia – as adjusted	521.7	225.7	230.6	553.3	278.5	271.5

Percentage change year-over-year	(5.7)%	(19.0)%	(15.1)%

The decrease in gross premiums written of 5.7% in 2015 primarily reflected the unfavourable effect of foreign currency translation at First Capital and Pacific Insurance and the planned reduction in commercial automobile writings at Falcon. The decrease in net premiums written of 19.0% in 2015 was consistent with the decrease in gross premiums written and also reflected an increase in written premiums ceded to reinsurers related to new intercompany quota share reinsurance agreements between Group Re and Fairfax Asia (principally commercial automobile business ceded by Pacific Insurance which incepted January 1, 2015) and the impact on premiums ceded to reinsurers from the reduction in commercial automobile writings at Falcon which had a relatively high retention rate. The decrease in net premiums earned of 15.1% in 2015 was consistent with the decrease in net premiums written.

Lower interest and dividend income (principally reflecting lower share of profit of associates, primarily related to ICICI Lombard), increased net losses on investments (as set out in the Investments section of this MD&A) and the modest decrease in underwriting profit, produced pre-tax income before interest and other of $51.3 in 2015 compared to pre-tax income before interest and other of $77.4 in 2014.

As at December 31, 2015 the company had invested a total of $112.7 to acquire and maintain its 25.6% interest in ICICI Lombard and carried this investment at $109.8 under the equity method of accounting (fair value of $666.3 as disclosed in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2015). The company's investment in ICICI Lombard is included in portfolio investments in the Fairfax Asia balance sheet as set out in the Balance Sheets by Reporting Segment section of this MD&A.

During the twelve month period ended September 30, 2015, ICICI Lombard's gross premiums written increased in Indian rupees by 6.3% over the comparable period in 2014, with a combined ratio of 113.0% compared to 111.3% in the prior twelve month period. The increase in the combined ratio is primarily a result of increased operating expenses as ICICI Lombard undertook growth initiatives in its retail segment. The Indian property and casualty insurance industry experienced increasingly competitive market conditions in 2015 as recent new entrants continued to increase their market share. With a 9.1% market share, 6,295 employees and 254 offices across India, ICICI Lombard is India's largest (by market share) private general insurer. Please see its website (www.icicilombard.com) for further details of its operations.

    Insurance and Reinsurance – Other

	2015
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	48.2	0.9	1.6	(4.5)	–	46.2

Loss & LAE – accident year	63.9%	69.0%	71.0%	66.6%	–	67.2%
Commissions	27.8%	21.9%	14.1%	12.0%	–	21.8%
Underwriting expenses	4.7%	24.0%	15.8%	30.8%	–	16.0%

Combined ratio – accident year	96.4%	114.9%	100.9%	109.4%	–	105.0%
Net adverse (favourable) development	(25.7)%	(15.4)%	(2.9)%	2.1%	–	(15.4)%

Combined ratio – calendar year	70.7%	99.5%	98.0%	111.5%	–	89.6%

Gross premiums written	174.3	240.5	113.8	123.3	(17.2)	634.7

Net premiums written	166.7	174.8	100.1	48.2	–	489.8

Net premiums earned	164.3	159.4	79.8	39.2	–	442.7

Underwriting profit (loss)	48.2	0.9	1.6	(4.5)	–	46.2
Interest and dividends	13.5	8.2	1.9	3.1	–	26.7

Operating income (loss)	61.7	9.1	3.5	(1.4)	–	72.9
Net losses on investments	(15.3)	(46.1)	(0.5)	(6.5)	–	(68.4)

Pre-tax income (loss) before interest and other	46.4	(37.0)	3.0	(7.9)	–	4.5

Net earnings (loss)	56.7	(31.9)	2.1	(7.8)	–	19.1

	2014
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	34.3	0.2	2.3	(16.1)	–	20.7

Loss & LAE – accident year	68.2%	72.2%	70.1%	70.4%	–	70.2%
Commissions	26.3%	18.3%	17.3%	16.3%	–	20.9%
Underwriting expenses	2.5%	27.9%	9.3%	41.6%	–	17.2%

Combined ratio – accident year	97.0%	118.4%	96.7%	128.3%	–	108.3%
Net adverse (favourable) development	(20.4)%	(18.6)%	(0.6)%	5.6%	–	(13.6)%

Combined ratio – calendar year	76.6%	99.8%	96.1%	133.9%	–	94.7%

Gross premiums written	166.8	207.1	54.0	158.2	(32.8)	553.3

Net premiums written	163.4	153.6	41.2	55.7	–	413.9

Net premiums earned	146.2	138.6	60.5	47.4	–	392.7

Underwriting profit (loss)	34.3	0.2	2.3	(16.1)	–	20.7
Interest and dividends	11.8	8.6	3.5	3.1	–	27.0

Operating income (loss)	46.1	8.8	5.8	(13.0)	–	47.7
Net gains on investments	103.6	26.7	2.2	3.3	–	135.8

Pre-tax income (loss) before interest and other	149.7	35.5	8.0	(9.7)	–	183.5

Net earnings (loss)	155.5	27.3	6.3	(10.0)	–	179.1

On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE's insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). A new Luxembourg insurer, Colonnade Insurance S.A. ("Colonnade"), was licensed in July 2015 and branches of Colonnade were established in each of the Czech Republic, Hungary and Slovakia during the fourth quarter of 2015. The business and renewal rights of QBE's Hungarian insurance operations were transferred to Colonnade during the first quarter of 2016, with the Czech Republic and Slovakia equivalents expected to be transferred later in the second quarter of 2016. The transaction to acquire QBE's operations in Ukraine announced on February 3, 2015 closed during the fourth quarter of 2015. The Ukrainian company, now known as Colonnade Ukraine, recorded gross written premiums of approximately $5 in 2015 across a variety of non-life classes of business.

Prior to the formal closing of the transaction to acquire the QBE insurance operations, Polish Re entered into a two-part 100% quota share reinsurance transaction with QBE (the "QBE reinsurance transactions") to: (i) reinsure the runoff of the QBE insurance operations in respect of any business written up to December 31, 2014 (the "QBE loss portfolio transfer"); and (ii) reinsure any business written by the QBE insurance operations on or after January 1, 2015 (the "QBE quota share transaction"). The QBE reinsurance transactions increased Polish Re's gross premiums written, net premiums written, net premiums earned and underwriting profit by $77.6, $72.5, $52.6 and $1.3 respectively in 2015.

The Insurance and Reinsurance – Other segment produced an underwriting profit of $46.2 and combined ratio of 89.6% in 2015 compared to an underwriting profit of $20.7 and combined ratio of 94.7% in 2014. The improvement in underwriting profit in 2015 principally reflected higher net premiums earned, lower current period catastrophe losses and increased net favourable prior year reserve development, partially offset by a year-over-year reduction in non-catastrophe underwriting margins related to the current accident year (principally at Advent and Polish Re).

The underwriting results in 2015 included net favourable prior year reserve development of 15.4 combined ratio points ($68.3), primarily reflecting net favourable development at Group Re (principally related to net favourable emergence on the runoff of the intercompany quota share reinsurance contract with Northbridge and prior years' catastrophe loss reserves) and Advent (principally reflecting net favourable emergence on insurance (casualty, property and energy) and reinsurance (property) loss reserves). The underwriting results in 2014 included net favourable prior year reserve development of 13.6 combined ratio points ($53.2), primarily reflecting net favourable emergence at Group Re (principally related to prior years' catastrophe loss reserves and net favourable emergence on the runoff of the intercompany quota share reinsurance contract with Northbridge) and Advent (principally reflecting net favourable emergence on attritional loss reserves across most lines of business and prior years' catastrophe loss reserves).

The underwriting results in 2015 included $4.4 (1.0 combined ratio point) of current period catastrophe losses, principally comprised of attritional catastrophe losses at Advent. The underwriting results in 2014 included $21.5 (5.5 combined ratio points) of current period catastrophe losses, principally attributable to the impact on Advent and Group Re of storms in the U.S. Midwest, Windstorm Ela and Hurricane Odile.

The expense ratio decreased from 17.2% in 2014 to 16.0% in 2015, principally reflecting lower operating expenses at Fairfax Brasil and increased net premiums earned relative to flat operating expenses at Advent. The commission expense ratio increased from 20.9% in 2014 to 21.8% in 2015, primarily reflecting higher commission expense at Advent due to increased writings of insurance business which carry higher commission rates relative to reinsurance business, partially offset by the impact of net premiums earned related to the QBE loss portfolio transfer which did not attract commissions.

Gross premiums written increased by 14.7% in 2015, principally reflecting increases at Polish Re (primarily the impact of the QBE reinsurance transactions, partially offset by lower writings of its property line of business) and Advent (primarily growth in the accident and health line of business), partially offset by decreases at Fairfax Brasil (primarily the unfavourable impact of foreign currency translation). Net premiums written increased by 18.3% in 2015, consistent with the increase in gross premiums written and also reflected an increase in premium retention at Fairfax Brasil and the impact of the QBE reinsurance transaction on written premiums ceded to reinsurers where the majority of the gross premiums written was retained. The increase in net premiums earned of 12.7% in 2015 was lower than the increase in net premiums written due to the impact of the QBE reinsurance transactions (specifically the normal lag in growth of net premiums earned relative to net premiums written).

Net losses on investments in 2015 (as set out in the Investments section of this MD&A) and a nominal decrease in interest and dividend income, partially offset by the improvement in underwriting profitability, produced pre-tax income before interest and other of $4.5 in 2015 compared to pre-tax income before interest and other of $183.5 in 2014.

    Runoff

The Runoff business segment was formed with the acquisition of the company's interest in The Resolution Group ("TRG") on August 11, 1999, and currently consists of two groups: the U.S. Runoff group, consisting of TIG Insurance Company, Clearwater Insurance, Commonwealth Insurance Company of America and American Safety; and the European Runoff group, consisting of RiverStone (UK), Syndicate 3500 and RiverStone Insurance. The Runoff reporting segment also includes Resolution Group Reinsurance (Barbados) Limited and TIG Insurance (Barbados) Limited, formed to facilitate certain reinsurance transactions. Both groups are managed by the dedicated RiverStone runoff management operation which has 397 employees in the U.S. and the U.K.

On October 30, 2015 U.S. Runoff agreed to reinsure a portfolio of legacy asbestos, pollution and other hazards ("APH") exposures relating to accident years 1986 and prior (the "fourth quarter 2015 APH reinsurance transaction"). U.S. Runoff received a cash premium of $86.5 as consideration for the assumption of $83.4 of net loss reserves.

On July 13, 2015 U.S. Runoff agreed to reinsure a portfolio of Everest comprised of APH exposures relating to accident years 1985 and prior (the "Everest APH reinsurance transaction"). U.S. Runoff received a cash premium of $140.3 as consideration for the assumption of $140.3 of net loss reserves.

On March 9, 2015 RiverStone (UK) agreed to reinsure a portfolio of business comprised of APH exposures relating to accident years 1992 and prior (the "first quarter 2015 APH reinsurance transaction"). RiverStone (UK) received a premium of $89.0 which was comprised of cash ($69.9) and a receivable ($19.1) as consideration for the assumption of $89.0 of net loss reserves. The net loss reserves underlying this transaction are expected to be formally transferred to RiverStone (UK) in the second quarter of 2016 by way of a Part VII transfer pursuant to the Financial Services and Markets Act 2000 of the U.K. at which time the consideration receivable will be fully collected.

On February 18, 2015 U.S. Runoff agreed to reinsure two Canadian branches of AXA which were already in runoff (the "AXA Canada reinsurance transaction"). The business reinsured was primarily comprised of assumed reinsurance of commercial automobile, general liability, marine and property exposures relating to accident years

2007 and prior. Northbridge participated by fronting this reinsurance arrangement on behalf of U.S. Runoff, receiving a cash premium of $56.6 as consideration for the assumption of $53.3 of net loss reserves. Northbridge subsequently fully retroceded those amounts to U.S. Runoff and received a commission of $1.4 for facilitating the transaction.

In the fourth quarter of 2014 Fairfax centralized the ownership of its wholly-owned reinsurance and insurance company, Odyssey Re Holdings Corp., under a single intermediate holding company in the U.S. This reorganization had no effect on Fairfax's consolidated financial reporting; however, it impacted Runoff as described in the "Business Developments" section of this MD&A.

On December 4, 2014 RiverStone (UK) agreed to reinsure an Italian medical malpractice runoff portfolio principally comprised of liabilities arising from direct policies issued to hospitals in Italy between 2007 and 2010 (the "medical malpractice reinsurance transaction"). Runoff received a cash premium of $66.5 as consideration for the assumption of $65.5 of net loss reserves.

On October 6, 2014 TIG Insurance sold its wholly-owned inactive subsidiary Valiant Insurance Company and its wholly-owned subsidiary Valiant Specialty Insurance Company ("Valiant Group") to a third party purchaser and recognized a net gain on investment of $6.5. Subsequent to the sale, TIG Insurance continued to reinsure 100% of the gross insurance liabilities of Valiant Group and had entered into an administrative agreement with the purchaser whereby TIG Insurance continued to provide claims handling services in respect of those liabilities.

On August 29, 2014 U.S. Runoff agreed to reinsure a construction defect runoff portfolio of Everest (the "Everest construction defect reinsurance transaction") and received a cash premium of $84.1 as consideration for the assumption of $82.6 of net loss reserves. This construction defect runoff portfolio was principally comprised of direct policies issued to general contractors between 2002 and 2004, primarily in the western U.S. (predominantly California).

On August 18, 2014 Runoff commuted a $312.7 reinsurance recoverable from Brit Group for proceeds of $310.2, comprised of cash and investments, and recognized a loss of $2.5.

Set out below is a summary of the operating results of Runoff for the years ended December 31, 2015 and 2014.

	2015	2014
Gross premiums written	381.2	163.9

Net premiums written	381.6	179.7

Net premiums earned	381.6	231.6
Losses on claims	(419.2)	(265.9)
Operating expenses	(134.5)	(117.2)
Interest and dividends	98.0	63.0

Operating loss	(74.1)	(88.5)
Net gains (losses) on investments	(138.5)	364.9
Gain on redemption of investment in OdysseyRe(1)	–	406.1
Loss on repurchase of long term debt	–	(3.5)

Pre-tax income (loss) before interest and other	(212.6)	679.0

(1)
Eliminated on consolidation.

Runoff's operating loss decreased from $88.5 in 2014 to $74.1 in 2015 primarily as a result of higher interest and dividends and lower net adverse prior year reserve development, partially offset by higher operating expenses. Net premiums earned of $381.6 and losses on claims of $419.2 in 2015 principally reflected the impacts of the fourth quarter 2015 APH reinsurance transaction, Everest APH reinsurance transaction, the first quarter 2015 APH reinsurance transaction and the AXA Canada reinsurance transaction. Net premiums earned in 2015 also included premium adjustments at RiverStone Insurance ($8.2). Losses on claims in 2015 also reflected net adverse prior year reserve development at Clearwater Insurance ($87.7 principally related to asbestos and environmental exposures assumed from Crum & Forster and in the legacy portfolio of Clearwater) and American Safety ($36.1 principally related to strengthening of environmental remediation contractor and other long tail casualty loss reserves), partially offset by net favourable prior year reserve development at European Runoff ($73.5 across various lines of business).

Net premiums earned of $231.6 and losses on claims of $265.9 in 2014 principally reflected the impacts of the medical malpractice reinsurance transaction and the Everest construction defect reinsurance transaction, the runoff of policies in force on the acquisition date of American Safety ($65.9) and premium adjustments at RiverStone Insurance ($15.0). Losses on claims in 2014 also reflected net adverse prior year reserve development at Clearwater Insurance ($111.2 principally related to strengthening of construction contractors loss reserves assumed from Crum & Forster and asbestos and environmental loss reserves in the legacy portfolio) and TIG Insurance ($55.8 principally related to strengthening of latent loss reserves, partially offset by net favourable development of workers' compensation loss reserves), partially offset by net favourable prior year reserve development at American Safety ($67.4 related to environmental remediation contractor and other long tail casualty loss reserves).

Operating expenses increased from $117.2 in 2014 to $134.5 in 2015, principally as a result of non-recurring operating expenses associated with the fourth quarter 2015 APH reinsurance transaction and an increase in the provision for uncollectible reinsurance at U.S. Runoff in 2015 (compared to a release of a provision for uncollectible reinsurance at European Runoff in 2014).

Interest and dividends increased from $63.0 in 2014 to $98.0 in 2015, primarily reflecting increased share of profit of associates (primarily relating to Runoff's share of a gain recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties in the second quarter of 2015 and increased share of profit of Thai Re) and increased interest income earned on higher yielding fixed income investments owned year-over-year.

Runoff produced a pre-tax loss before interest and other of $212.6 in 2015 compared to pre-tax income before interest and other of $679.0 in 2014 with the year-over-year decrease in profitability reflecting the non-recurrence of the net gain on redemption of Runoff's investment in OdysseyRe recognized in the fourth quarter of 2014 and net losses on investments in 2015 (as set out in the Investments section of this MD&A), partially offset by the lower operating loss year-over-year.

On December 15, 2014 Runoff redeemed $25.0 principal amount (carrying value of $21.5) of American Safety's floating rate trust preferred securities due 2035 for cash consideration of $25.0 and recorded a loss on repurchase of long term debt of $3.5 in other expenses in the consolidated statement of earnings. During 2015 Fairfax made a capital contribution to Runoff of $26.9 comprised of cash and marketable securities. During 2014 Runoff paid Fairfax a cash dividend of $60.4 and a dividend-in-kind comprised of marketable securities of $74.5 in connection with the OdysseyRe reorganization.

Runoff's cash flows may be volatile as to timing and amounts, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims.

    Other

	2015
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Ridley and other(4)	Total
Revenue	782.7	9.7	635.6	355.5	1,783.5
Expenses	(731.2)	(13.3)	(618.3)	(340.3)	(1,703.1)
Interest and dividends	7.5	38.2	–	1.7	47.4

Operating income	59.0	34.6	17.3	16.9	127.8
Net gains on investments	3.4	2.0	1.1	–	6.5

Pre-tax income before interest and other	62.4	36.6	18.4	16.9	134.3

Net earnings	74.6	25.2	3.8	8.3	111.9

	2014
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Ridley and other(4)	Total
Revenue	556.4	–	406.7	592.9	1,556.0
Expenses	(548.4)	–	(383.0)	(557.3)	(1,488.7)
Interest and dividends	7.2	–	–	3.1	10.3

Operating income	15.2	–	23.7	38.7	77.6
Net gains on investments	1.5	–	41.6	–	43.1

Pre-tax income before interest and other	16.7	–	65.3	38.7	120.7

Net earnings	15.4	–	52.1	28.8	96.3

(1)
Comprised primarily of Cara (acquired April 10, 2015), The Keg (acquired February 4, 2014), Praktiker (acquired June 5, 2014),William Ashley and Sporting Life.

(2)
Comprised of Fairfax India (since its initial public offering on January 30, 2015) and its subsidiary NCML (acquired August 19, 2015). These results differ from those published by Fairfax India primarily due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiaries Quess and Sterling Resorts (consolidated since September 3, 2014). These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Indian GAAP, and acquisition accounting adjustments.

(4)
Comprised primarily of Ridley (sold on June 18, 2015) and Pethealth (acquired on November 14, 2014).

On November 9, 2015 and December 16, 2015 Thomas Cook India acquired 100% interests in Kuoni Travel (China) Limited ("Kuoni Hong Kong") and Kuoni Travel (India) Pvt. Ltd. ("Kuoni India") for consideration of $32.3 (250.0 million Hong Kong dollars) and $47.9 (3.2 billion Indian rupees) respectively. Kuoni Hong Kong and Kuoni India are travel and travel-related companies in Hong Kong and India, offering a broad range of services that include corporate and leisure travel.

On August 19, 2015 Fairfax India acquired a 73.6% interest in National Collateral Management Services Limited ("NCML") for purchase consideration of $124.2 (8.1 billion Indian rupees) and subsequently acquired a further 14.5% interest by September 28, 2015 for $24.5 (1.6 billion Indian rupees). Commencing August 19, 2015 the assets and liabilities and results of operations of NCML were consolidated by Fairfax India and included in the Other reporting segment. NCML is a leading private-sector agricultural commodities storage company in India. Fairfax's economic interest in NCML at August 19, 2015 was 20.7% (increased to 24.8% by September 28, 2015) as that interest is held through a 28.1% equity interest in Fairfax India.

On June 18, 2015 the company completed the sale of its 73.6% interest in Ridley for Cdn$40.75 per common share. The company received cash proceeds of $313.2 (Cdn$383.5) and recognized a pre-tax gain of $236.4 (including amounts previously recorded in accumulated other comprehensive income) and de-consolidated Ridley from the Other reporting segment.

On April 10, 2015 the company acquired, directly and through its subsidiaries, a 52.6% and a 40.7% voting and economic interest respectively in Cara through an exchange of its existing holdings (comprised of warrants, class A and class B preferred shares and subordinated debentures) for common shares of Cara pursuant to their respective terms and also through the acquisition of additional common shares of Cara from existing Cara shareholders in a private transaction. The common shares were exchanged for multiple voting shares immediately prior to Cara's initial public offering of subordinate voting shares at Cdn$23.00 per share, which closed on April 10, 2015. The assets and liabilities and results of operations of Cara were consolidated in the Other reporting segment. Cara is Canada's largest full-service restaurant company and franchises, owns and operates numerous restaurant brands across Canada.

On January 30, 2015 the company, through its subsidiaries, acquired 30,000,000 multiple voting shares of newly incorporated Fairfax India for $300.0 in a private placement. Through that private placement and offerings of subordinate voting shares, Fairfax India raised net proceeds of $1,025.8 after issuance costs and expenses. The company's multiple voting shares represented 95.1% of the voting rights and 28.1% of the equity interest in Fairfax India at the close of the offerings. Fairfax India was established, with the support of Fairfax, to invest in public and private equities and debt instruments in India and Indian businesses or other businesses primarily conducted in or dependent on India. Hamblin Watsa is the portfolio advisor to Fairfax India and its subsidiaries. The assets and liabilities and results of operations of Fairfax India were consolidated in the Other reporting segment.

On November 14, 2014 the company acquired all of the outstanding common shares, preferred shares and employee share options of Pethealth for cash purchase consideration of $88.7 (Cdn$100.4). The goodwill and intangible assets associated with the marketing of pet medical insurance was allocated to the Crum & Forster and Northbridge reporting segments ($90.9 and $17.3 respectively) since they became Pethealth's ongoing insurance carriers. Pethealth's residual assets and liabilities and results of operations were consolidated in the Other reporting segment.

On September 3, 2014 the company acquired control of Sterling Resorts through its 73.0%-owned Thomas Cook India subsidiary pursuant to the transaction described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2015. Having obtained control, Thomas Cook India was required to re-measure its existing ownership interest in Sterling Resorts to fair value as at September 3, 2014, resulting in the recognition of a non-cash gain of $41.2, representing the difference between the fair value of the previously held interest in Sterling Resorts and its carrying value under the equity method of accounting.

On June 5, 2014 Fairfax completed the acquisition of a 100% interest in Praktiker for cash purchase consideration of $28.6 (€21.0). On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of The Keg for cash purchase consideration of $76.7 (Cdn$85.0).

    Interest and Dividends

An analysis of consolidated interest and dividend income is presented in the Investments section of this MD&A.

    Net Gains (Losses) on Investments

An analysis of consolidated net gains (losses) on investments is provided in the Investments section of this MD&A.

    Interest Expense

Consolidated interest expense increased from $206.3 in 2014 to $219.0 in 2015, reflecting the issuance on August 13, 2014 of $300.0 principal amount of unsecured senior notes due 2024, the issuance on March 3, 2015 of Cdn$350.0 principal amount of unsecured senior notes due 2025 and the consolidation of the interest expense of Brit and Cara, partially offset by the favourable impact of foreign currency translation on the interest expense of the company's Canadian dollar denominated long term debt and the impact of the following repayments upon maturity: $125.0 principal amount of OdysseyRe 6.875% unsecured senior notes on May 1, 2015 and $82.4 principal amount of Fairfax 8.25% unsecured senior notes on October 1, 2015.

Consolidated interest expense in 2015 of $219.0 (2014 – $206.3) was primarily attributable to interest expense at the holding company of $178.8 (2014 – $171.4). Interest expense by reporting segment is set out in the Sources of Net Earnings section of this MD&A.

    Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and the interest and dividend income earned on holding company cash and investments.

	2015	2014
Fairfax corporate overhead	112.1	85.1
Subsidiary holding companies' corporate overhead	35.6	49.4
Subsidiary holding companies' non-cash intangible asset amortization(1)	47.5	31.2
Holding company interest and dividends	11.5	6.3
Investment management and administration fees	(74.2)	(79.1)
Loss on repurchase of long term debt	–	3.6

	132.5	96.5

(1)
Non-cash amortization of intangible assets is principally comprised of customer and broker relationships.

Fairfax corporate overhead increased from $85.1 in 2014 to $112.1 in 2015, primarily as a result of expenses incurred in connection with the acquisition of Brit ($25.2).

Subsidiary holding companies' corporate overhead decreased from $49.4 in 2014 to $35.6 in 2015, principally reflecting lower restructuring costs and charitable donations, partially offset by expenses incurred in connection with the acquisition of Brit ($10.6). Subsidiary holding companies' non-cash intangible asset amortization increased from $31.2 in 2014 to $47.5 in 2015 principally reflecting amortization related to the acquisitions of Pethealth and Brit.

Holding company interest and dividends included total return swap expense ($28.7 in 2015 and $30.0 in 2014) and share of profit of associates ($6.4 in 2015 and $14.4 in 2014). Prior to giving effect to the impacts of total return swap expense and share of profit of associates, interest and dividend income on holding company cash and investments increased from $9.3 in 2014 to $10.8 in 2015.

Investment management and administration fees decreased from $79.1 in 2014 to $74.2 in 2015, primarily due to lower investment management fees earned on equity investments, partially offset by incremental investment management fees earned on the investment portfolios of Brit and Fairfax India.

Net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

    Income Taxes

The $17.5 recovery of income taxes in 2015 differed from the provision for income taxes that would be determined by applying the company's Canadian statutory income tax rate of 26.5% to the company's earnings before income taxes primarily as a result of non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada) and the recognition in 2015 of a significant portion of Cara's deferred tax assets, partially offset by income earned in jurisdictions where the corporate income tax rate is higher than the company's Canadian statutory income tax rate.

The $673.3 provision for income taxes in 2014 differed from the provision for income taxes that would be determined by applying the company's Canadian statutory income tax rate of 26.5% to the company's earnings before income taxes primarily as a result of income earned in jurisdictions where the corporate income tax rate is higher than the company's Canadian statutory income tax rate and also reflected the impact of unrecorded income tax losses and temporary differences, partially offset by non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada).

For further details of the provision for (recovery of) income taxes in 2015 and 2014, please refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2015.

    Non-controlling Interests

Non-controlling interests principally relate to Fairfax India, Brit, Cara and Thomas Cook India. For further details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015.

Components of Consolidated Balance Sheets

    Consolidated Balance Sheet Summary

The assets and liabilities reflected on the company's consolidated balance sheet at December 31, 2015 were impacted by the acquisitions of Brit, Union Assurance, MCIS, Cara and NCML, the sale of Ridley, and the Fairfax India offerings. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2015 for additional details related to these transactions.

Holding company cash and investments increased to $1,276.5 ($1,275.9 net of $0.6 of holding company short sale and derivative obligations) at December 31, 2015 from $1,244.3 at December 31, 2014 ($1,212.7 net of $31.6 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during 2015 are as set out in the Financial Condition section of this MD&A under the heading Liquidity.

Insurance contract receivables increased by $614.8 to $2,546.5 at December 31, 2015 from $1,931.7 at December 31, 2014 primarily reflecting the consolidation of Brit ($605.6) and the impact of increased business volumes at Advent, Crum & Forster and Zenith National, partially offset by the unfavourable impact of foreign currency translation at Northbridge (principally the strengthening of the U.S. dollar relative to the Canadian dollar).

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $27,832.5 at December 31, 2015 ($27,740.2 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2014 of $25,109.2 ($24,980.0 net of subsidiary short sale and derivative obligations). The increase of $2,760.2 primarily reflected the consolidation of Brit's portfolio investments ($3,967.1), the net proceeds received from the Fairfax India offerings and cash provided by operating activities, partially offset by net unrealized depreciation of bonds and common stocks, dividends paid by the operating companies to Fairfax, and the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar and the euro), in addition to the specific factors which caused movements in portfolio investments as discussed in the subsequent paragraphs.

Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $1,099.9, primarily reflecting the consolidation of Brit's cash and short term investments ($1,348.1), proceeds received on net sales of common stocks, cash inflows related to derivatives (principally equity and equity index total return swaps) and cash flow from operating activities, partially offset by cash used to fund net purchases of bonds and the unfavourable impact of foreign currency translation.

Bonds (including bonds pledged for short sale derivative obligations) increased by $935.9 primarily reflecting the consolidation of Brit's bond portfolio ($1,212.8) and net purchases of bonds from the net proceeds of the Fairfax India offerings, partially offset by net unrealized depreciation of the bond portfolio and the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar and the euro).

Common stocks increased by $558.2 primarily reflecting the consolidation of Brit's common stock portfolio ($1,242.3) and the mandatory conversion of a preferred stock investment into common shares of the issuer, partially offset by net unrealized depreciation of common stocks and the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar and the euro).

Investments in associates increased by $315.2 primarily reflecting Fairfax India's acquisition of its 21.9% interest in IIFL Holdings Limited ("IIFL"), Fairfax Asia's purchase of its 35% interest in Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance"), Brit's purchase of its 50% interest in Ambridge Partners LLC ("Ambridge Partners") and the company's share of profit of associates of $172.9, partially offset by the receipt of dividends and distributions of $202.5 from the non-insurance associates.

Derivatives and other invested assets net of short sale and derivative obligations increased by $110.8 primarily due to increased receivables from counterparties to the company's short equity and equity index total return swaps (excluding the impact of collateral requirements) and net unrealized gains on CPI-linked derivatives, partially offset by net settlements of receivables related to foreign exchange forward contracts and a decrease in holdings of warrants (reflecting the exchange of Cara warrants for Cara common shares in the second quarter of 2015).

Recoverable from reinsurers decreased by $91.2 to $3,890.9 at December 31, 2015 from $3,982.1 at December 31, 2014 primarily reflecting the impact of the strengthening of the U.S. dollar relative to the Canadian dollar and Brazilian real (principally affecting Northbridge and Fairfax Brasil, respectively), the impacts at Crum & Forster of the commutation of a significant aggregate stop loss reinsurance treaty and a decrease in ceded unearned premium reserve as a result of lower ceded premiums (due to a higher retention of business), Zenith National's commutation of certain ceded reinsurance contracts, a decrease at OdysseyRe due to favourable prior year reserve development ceded to reinsurers and Runoff's continued progress reducing its recoverable from reinsurers (through normal cession and collection activity). These decreases were partially offset by the acquisition of Brit ($793.0), Fairfax Asia's acquisitions of MCIS and Union Assurance, and growth in recoverable from reinsurers at Fairfax Brasil consistant with the growth in its business.

Deferred income taxes increased by $3.5 to $463.9 at December 31, 2015 from $460.4 at December 31, 2014 primarily due to the impact of higher net unrealized losses on investments, partially offset by the consolidation of the deferred income tax liabilities of Brit and Cara ($120.3 and $44.0 respectively) and the utilization of net operating loss carryforwards as a result of realized investment gains and underwriting profits in the U.S.

Goodwill and intangible assets increased by $1,656.6 to $3,214.9 at December 31, 2015 from $1,558.3 at December 31, 2014 primarily as a result of the acquisitions of Brit ($746.4), Cara ($846.2) and NCML ($65.3). The aforementioned acquisitions, and the allocation of goodwill of $1,428.2 and intangible assets of $1,786.7 at December 31, 2015 (December 31, 2014 — $1,048.7 and $509.6) by operating segment, are described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2015. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2015 and it was concluded that no impairment had occurred.

Other assets increased by $423.5 to $1,771.1 at December 31, 2015 from $1,347.6 at December 31, 2014 primarily as a result of the acquisitions of Brit ($179.3), Cara ($141.8), and NCML ($93.5), partially offset by the de-consolidation of Ridley ($142.4).

Provision for losses and loss adjustment expenses increased by $2,067.3 to $19,816.4 at December 31, 2015 from $17,749.1 at December 31, 2014 primarily reflecting the acquisitions of Brit ($3,324.1), Union Assurance and MCIS at Fairfax Asia, and the impact of the Everest APH, AXA and first quarter APH reinsurance transactions at Runoff, partially offset by Runoff's continued progress settling its claim liabilities, favourable prior year reserve development (principally at OdysseyRe, Zenith National and Northbridge) and the impact on loss reserves of the strengthening of the U.S. dollar relative to the Canadian dollar (principally at Northbridge), the euro, the Australian dollar and the British pound sterling (principally at OdysseyRe).

Non-controlling interests increased by $1,513.4 to $1,731.5 at December 31, 2015 from $218.1 at December 31, 2014 principally as a result of Fairfax India's offerings, the sale of 29.9% of Brit to OMERS, the acquisitions of Cara, NCML and Union Assurance and net earnings attributable to non-controlling interests, partially offset by the de-consolidation of Ridley. For further details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015.

Comparison of 2014 to 2013 – Total assets of $35,999.0 at December 31, 2013 increased to $36,131.2 at December 31, 2014 primarily due to an increase in portfolio investments and the consolidation of Pethealth, The Keg, Sterling Resorts and Praktiker pursuant to the transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2015, partially offset by decreases in recoverable from reinsurers and deferred income taxes. Portfolio investments increased from $23,833.3 at December 31, 2013 to $25,109.2 at December 31, 2014, which generally reflected net unrealized appreciation of bonds (principally government bonds and bonds issued by U.S. states and municipalities) and common stocks, and cash provided by operating activities, partially offset by the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar). Recoverable from reinsurers decreased from $4,974.7 at December 31, 2013 to $3,982.1 at December 31, 2014 primarily reflecting Runoff's continued progress reducing its recoverable from reinsurers (through normal cession and collection activity and commutations including the commutation of a reinsurance recoverable from the Brit Group with a carrying value of $312.7), the impact of more favourable loss experience at OdysseyRe in its U.S. crop insurance business, the impact on loss reserves of the strengthening of the U.S. dollar relative to the Canadian dollar (principally at Northbridge) and favourable prior year reserve development ceded to reinsurers. Deferred income taxes decreased from $1,015.0 at December 31, 2013 to $460.4 at December 31, 2014 primarily due to the impact of net realized and unrealized investment gains and improved underwriting profitability in the U.S.

    Provision for Losses and Loss Adjustment Expenses

Since 1985, in order to ensure so far as possible that the company's provision for losses and loss adjustment expenses ("LAE") (often called "loss reserves" or "provision for claims") is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company's insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax, and one or more independent actuaries.

The tables below present the company's gross provision for losses and loss adjustment expenses by reporting segment and line of business for the years ended December 31:

2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating Companies	Runoff	Corporate and Other	Consolidated
Property	195.5	1,218.2	138.1	9.3	386.8	182.6	271.0	2,401.5	145.9	–	2,547.4
Casualty	1,608.1	3,425.6	3,063.4	1,234.8	2,198.9	267.6	284.6	12,083.0	3,151.1	–	15,234.1
Specialty	42.3	305.3	167.2	8.3	692.4	304.9	188.5	1,708.9	326.0	–	2,034.9

	1,845.9	4,949.1	3,368.7	1,252.4	3,278.1	755.1	744.1	16,193.4	3,623.0	–	19,816.4
Intercompany	6.3	61.3	59.8	–	46.0	1.9	217.9	393.2	685.5	(1,078.7)	–

Provision for losses and LAE	1,852.2	5,010.4	3,428.5	1,252.4	3,324.1	757.0	962.0	16,586.6	4,308.5	(1,078.7)	19,816.4

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

2014

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Fairfax Asia	Other	Operating Companies	Runoff	Corporate and Other	Consolidated
Property	197.1	1,282.8	132.7	6.8	173.7	323.3	2,116.4	194.1	–	2,310.5
Casualty	2,049.3	3,648.9	3,054.0	1,286.0	251.5	283.9	10,573.6	3,426.4	–	14,000.0
Specialty	51.8	323.5	165.6	4.7	266.1	159.7	971.4	467.2	–	1,438.6

	2,298.2	5,255.2	3,352.3	1,297.5	691.3	766.9	13,661.4	4,087.7	–	17,749.1
Intercompany	1.5	60.1	55.3	(0.1)	–	244.4	361.2	632.7	(993.9)	–

Provision for losses and LAE	2,299.7	5,315.3	3,407.6	1,297.4	691.3	1,011.3	14,022.6	4,720.4	(993.9)	17,749.1

In the ordinary course of carrying on business, the company's insurance, reinsurance and runoff companies may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be pledged (either directly or to support letters of credit issued for the following purposes) include: regulatory deposits (such as with U.S. states for workers' compensation business); deposits of funds at Lloyd's in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $5.5 billion of cash and investments pledged by the company's subsidiaries at December 31, 2015, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2015, represented the aggregate amount at that date that had been pledged in the ordinary course of business to support each pledging subsidiary's respective obligations as previously described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company's obligations).

Claims provisions are established by the company's primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company's reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish estimates of provision for claims. In determining the provision to cover the estimated ultimate liability for all of the company's insurance and reinsurance obligations, a provision is also made for management's calculation of factors affecting the future development of claims including incurred but not reported claims based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the various elements of estimation encompassed in this process and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates of provision for claims can be developed.

The development of the provision for claims is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The net favourable reserve development in the two tables that follow excludes the loss reserve development of a subsidiary in the year it is acquired. In the second table below, a subsidiary's provision for claims balance at December 31 in the year of acquisition is included in the line 'Provision for claims of companies acquired during the year at December 31', whereas the net favourable reserve development as set out in the Sources of Net Earnings section of this MD&A and the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date. The aggregate net favourable development in 2015 and 2014 were comprised as shown in the following table:

	Favourable/(Unfavourable)
	2015(1)	2014
Insurance and Reinsurance
Northbridge	93.9	110.2
OdysseyRe	233.3	189.1
Zenith National	89.6	72.6
Fairfax Asia	35.5	20.6
Other	68.3	53.2

Operating companies	520.6	445.7
Runoff	(53.1)	(71.3)

Net favourable reserve development	467.5	374.4

(1)
Excludes net favourable development at Brit ($19.7) and Fairfax Asia relating to the acquisitions of MCIS and Union Assurance ($4.0) which were acquired in 2015.

Changes in provision for losses and loss adjustment expenses recorded on the consolidated balance sheets and the related impact on unpaid claims and allocated loss adjustment expenses for the years ended December 31 were as shown in the following table:

Reconciliation of Provision for Claims – Consolidated

	2015	2014	2013	2012	2011
Provision for claims at January 1 – net	14,378.2	14,981.6	15,075.8	13,711.2	12,794.1
Foreign exchange effect of change in provision for claims	(559.3)	(496.2)	(128.0)	101.0	(122.3)
Provision for claims occurring:
In the current year	4,307.0	4,166.2	4,151.2	4,385.6	4,297.2
In the prior years	(467.5)	(374.4)	(476.0)	(136.1)	(29.8)
Paid on claims during the year related to:
The current year	(1,055.3)	(1,076.7)	(1,050.8)	(946.5)	(1,221.3)
The prior years	(2,688.4)	(2,822.7)	(3,068.7)	(2,964.4)	(2,639.5)
Provision for claims of companies acquired during the year at December 31	2,681.6	0.4	478.1	925.0	632.8

Provision for claims at December 31 before the undernoted	16,596.3	14,378.2	14,981.6	15,075.8	13,711.2
CTR Life(1)	14.2	15.2	17.9	20.6	24.2

Provision for claims at December 31 – net	16,610.5	14,393.4	14,999.5	15,096.4	13,735.4
Reinsurers' share of provision for claims at December 31	3,205.9	3,355.7	4,213.3	4,552.4	3,496.8

Provision for claims at December 31 – gross	19,816.4	17,749.1	19,212.8	19,648.8	17,232.2

(1)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into runoff in 2002.

The foreign exchange effect of change in provision for claims principally related to the impact in 2015 of the strengthening of the U.S. dollar relative to the Canadian dollar (principally at Northbridge) and the euro and British pound sterling (principally at OdysseyRe and Runoff). In general, the company manages foreign currency risk on claims liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate.

The tables that follow show the reserve reconciliation and the reserve development of Northbridge, OdysseyRe, U.S. Insurance (comprised of Crum & Forster and Zenith National), Fairfax Asia, Insurance and Reinsurance – Other (comprised of Group Re, Advent, Polish Re and Fairfax Brasil) and Runoff's net provision for claims. Because business is written in multiple geographic locations and currencies, there will necessarily be some distortions caused by foreign currency fluctuations. Northbridge tables are presented in Canadian dollars and OdysseyRe, U.S. Insurance, Fairfax Asia, Insurance and Reinsurance – Other and Runoff tables are presented in U.S. dollars. The tables that follow exclude the loss reserve development of Brit which was acquired in June 2015. Brit's provision for claims balance at December 31, 2015 is included in the line 'Provision for claims of companies acquired during the year at December 31' in the table above.

The company endeavours to establish adequate provisions for losses and loss adjustment expenses at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future and future development could be significantly different from the past due to many unknown factors.

The tables that follow show calendar year claims reserve development; in any year when there is a redundancy or reserve strengthening related to a prior year, the amount of the change in favourable (unfavourable) development reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

The accident year claims reserve development tables that follow for Northbridge, OdysseyRe and U.S. Insurance show the development of the provision for losses and loss adjustment expenses by accident year commencing in 2005, with the re-estimated amount of each accident year's reserve development shown in subsequent years up to December 31, 2015. All claims are attributed back to the year of loss, regardless of when they were reported or adjusted. For example, accident year 2009 represents all claims with a date of loss between January 1, 2009 and December 31, 2009. The initial reserves set up at the end of the accident year are re-evaluated over time to determine their redundancy or deficiency based on actual payments in full or partial settlements of claims, plus current estimates of the reserves for claims still open or claims still unreported.

  Northbridge

The following table shows for Northbridge the provision for losses and LAE as originally and as currently estimated for the years 2011 through 2015. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Northbridge

	2015	2014	2013	2012	2011
	(In Cdn$ except as indicated)
Provision for claims and LAE at January 1	1,982.4	2,016.9	2,077.2	2,030.7	1,994.3

Transfer to U.S. Runoff(1)	–	–	(3.6)	–	–

Incurred losses on claims and LAE
Provision for current accident year's claims	754.6	751.7	789.8	756.1	766.8
Foreign exchange effect on claims	20.9	8.6	7.1	(3.0)	3.2
Decrease in provision for prior accident years' claims	(119.9)	(121.7)	(158.6)	(60.8)	(39.2)

Total incurred losses on claims and LAE	655.6	638.6	638.3	692.3	730.8

Payments for losses on claims and LAE
Payments on current accident year's claims	(315.5)	(304.7)	(300.9)	(262.6)	(280.9)
Payments on prior accident years' claims	(371.7)	(368.4)	(394.1)	(383.2)	(413.5)

Total payments for losses on claims and LAE	(687.2)	(673.1)	(695.0)	(645.8)	(694.4)

Provision for claims and LAE at December 31	1,950.8	1,982.4	2,016.9	2,077.2	2,030.7
Exchange rate	0.7199	0.8634	0.9412	1.0043	0.9821

Provision for claims and LAE at December 31 converted to U.S. dollars	1,404.4	1,711.6	1,898.3	2,086.1	1,994.3

(1)
Commonwealth Insurance Company of America was transferred to TIG Insurance, a wholly owned insurance subsidiary of U.S. Runoff effective January 1, 2013.

The following table shows for Northbridge the original provision for losses and LAE at each calendar year-end commencing in 2005, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Northbridge's Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
	(In Cdn$)
Provision for claims including LAE	1,408.6	1,640.2	1,696.0	1,931.8	1,973.3	1,994.3	2,030.7	2,077.2	2,016.9	1,982.4	1,950.8
Cumulative payments as of:
One year later	353.1	376.4	383.0	483.0	472.7	413.5	383.2	397.7	368.4	371.7
Two years later	594.2	619.5	656.0	796.8	759.9	670.7	655.1	633.8	600.8
Three years later	777.3	835.4	887.0	1,027.6	965.9	894.4	844.1	821.4
Four years later	937.7	1,000.9	1,056.8	1,183.1	1,132.6	1,040.9	990.8
Five years later	1,055.5	1,115.1	1,156.2	1,304.8	1,246.4	1,147.6
Six years later	1,129.0	1,181.7	1,229.7	1,383.9	1,327.2
Seven years later	1,170.7	1,230.2	1,286.0	1,438.4
Eight years later	1,198.4	1,268.1	1,318.6
Nine years later	1,224.4	1,291.1
Ten years later	1,240.5
Reserves re-estimated as of:
One year later	1,461.7	1,564.3	1,674.0	1,883.8	1,965.8	1,957.1	1,967.1	1,925.1	1,903.0	1,881.2
Two years later	1,418.1	1,545.4	1,635.1	1,901.2	1,962.0	1,914.4	1,861.7	1,822.3	1,794.6
Three years later	1,412.5	1,510.3	1,635.1	1,901.5	1,917.7	1,810.2	1,776.7	1,728.2
Four years later	1,400.2	1,507.9	1,634.3	1,865.8	1,827.0	1,742.8	1,701.1
Five years later	1,398.4	1,513.5	1,612.1	1,794.1	1,780.7	1,692.0
Six years later	1,403.1	1,495.1	1,563.5	1,779.6	1,754.7
Seven years later	1,383.6	1,464.3	1,568.4	1,771.4
Eight years later	1,365.3	1,483.8	1,578.6
Nine years later	1,394.9	1,500.9
Ten years later	1,416.5
Favourable (unfavourable) development	(7.9)	139.3	117.4	160.4	218.6	302.3	329.6	349.0	222.3	101.2

The net favourable prior year reserve development in 2015 of Cdn$101.2 reflected in the "Northbridge's Calendar Year Claims Reserve Development" table preceding this paragraph is comprised of Cdn$119.9 of net favourable reserve development, partially offset by Cdn$18.7 of net unfavourable foreign currency movements related to the translation of U.S. dollar-denominated claims reserves (principally at Northbridge Indemnity and Northbridge Commercial). The net favourable prior year reserve development in 2015 of Cdn$119.9 reflected net favourable emergence on commercial liability, commercial automobile and personal automobile claims reserves, primarily at Northbridge General, specifically in respect of accident years 2008 through 2013. The strengthening of the U.S. dollar relative to the Canadian dollar increased Northbridge's claims reserves in 2015 (expressed in Canadian dollars) by Cdn$18.7 related to prior years' reserves and Cdn$2.2 related to the current year's reserves representing a total increase of Cdn$20.9.

The following table is derived from the "Northbridge's Calendar Year Claims Reserve Development" table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

Northbridge's Accident Year Claims Reserve Development

	Accident year
As at December 31	2005 & Prior	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
	(In Cdn$)
End of first year	1,408.6	531.6	508.1	640.8	572.4	501.2	487.1	493.3	489.6	447.8	441.4
One year later	1,461.7	499.2	505.1	631.7	547.6	467.9	466.2	446.5	478.4	454.9
Two years later	1,418.1	485.9	501.3	649.1	543.4	469.4	465.0	428.8	464.1
Three years later	1,412.5	463.2	503.5	650.3	534.9	455.9	447.4	410.3
Four years later	1,400.2	462.5	497.1	636.8	515.9	434.8	422.6
Five years later	1,398.4	463.5	493.4	613.7	484.0	410.0
Six years later	1,403.1	464.5	475.5	594.3	466.3
Seven years later	1,383.6	452.1	460.9	575.9
Eight years later	1,365.3	442.0	454.0
Nine years later	1,394.9	437.4
Ten years later	1,416.5
Favourable (unfavourable) development	(0.6)%	17.7%	10.6%	10.1%	18.5%	18.2%	13.2%	16.8%	5.2%	(1.6)%

Accident year 2014 experienced net adverse emergence on property claims reserves from several late reported claims occurring at the end of 2014. Accident years 2012 and 2013 experienced net favourable emergence across most lines of business and operating segments except in the commercial transportation segment. Accident years 2006 through 2011 experienced net favourable emergence across most lines of business and operating segments, while accident years 2005 and prior were impacted by pre-1990 general liability claims reserves.

  OdysseyRe

The following table shows for OdysseyRe the provision for losses and LAE as originally and as currently estimated for the years 2011 through 2015. Clearwater Insurance was transferred to the U.S. Runoff reporting segment on January 1, 2011. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – OdysseyRe

	2015	2014	2013	2012	2011
Provision for claims and LAE at January 1	4,589.1	4,812.8	4,842.7	4,789.5	4,857.2

Transfer of Clearwater Insurance to U.S. Runoff(1)	–	–	–	–	(484.2)

Incurred losses on claims and LAE
Provision for current accident year's claims	1,421.0	1,473.1	1,524.3	1,566.5	1,863.7
Foreign exchange effect on claims	(141.5)	(186.2)	9.9	20.4	(38.0)
Decrease in provision for prior accident years' claims	(233.3)	(189.1)	(214.7)	(152.0)	(51.4)

Total incurred losses on claims and LAE	1,046.2	1,097.8	1,319.5	1,434.9	1,774.3

Payments for losses on claims and LAE
Payments on current accident year's claims	(277.6)	(311.4)	(283.3)	(249.3)	(439.0)
Payments on prior accident years' claims	(1,038.1)	(1,010.1)	(1,066.1)	(1,132.4)	(918.8)

Total payments for losses on claims and LAE	(1,315.7)	(1,321.5)	(1,349.4)	(1,381.7)	(1,357.8)

Provision for claims and LAE at December 31	4,319.6	4,589.1	4,812.8	4,842.7	4,789.5

(1)
Clearwater Insurance was transferred to Runoff effective January 1, 2011.

The following table shows for OdysseyRe the original provision for losses and LAE at each calendar year-end commencing in 2005, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

OdysseyRe's Calendar Year Claims Reserve Development(1)

	Calendar year
As at December 31	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Provision for claims including LAE	3,865.4	4,403.1	4,475.6	4,560.3	4,666.3	4,857.2	4,789.5	4,842.7	4,812.8	4,589.1	4,319.6
Cumulative payments as of:
One year later	787.3	1,111.1	1,016.0	1,024.2	988.2	1,403.0	1,132.4	1,066.1	1,010.1	1,038.1
Two years later	1,614.0	1,808.2	1,646.5	1,676.1	2,006.8	2,053.7	1,760.2	1,642.9	1,601.7
Three years later	2,160.9	2,273.0	2,123.5	2,567.1	2,484.3	2,482.0	2,152.9	2,040.8
Four years later	2,520.9	2,661.8	2,887.8	2,942.5	2,823.6	2,766.9	2,437.9
Five years later	2,831.1	3,347.6	3,164.1	3,206.4	3,046.0	2,971.7
Six years later	3,463.2	3,572.9	3,360.3	3,376.6	3,194.9
Seven years later	3,653.1	3,721.2	3,488.6	3,486.9
Eight years later	3,769.1	3,817.5	3,566.8
Nine years later	3,842.8	3,868.9
Ten years later	3,879.0
Reserves re-estimated as of:
One year later	4,050.8	4,443.6	4,465.5	4,549.0	4,662.7	4,805.8	4,637.5	4,628.0	4,623.7	4,355.8
Two years later	4,143.5	4,481.5	4,499.0	4,567.7	4,650.4	4,726.6	4,500.3	4,439.1	4,399.4
Three years later	4,221.3	4,564.3	4,537.8	4,561.3	4,606.6	4,674.1	4,357.3	4,262.3
Four years later	4,320.5	4,623.1	4,534.5	4,548.7	4,591.2	4,566.5	4,207.7
Five years later	4,393.0	4,628.3	4,522.9	4,535.0	4,489.4	4,437.3
Six years later	4,406.7	4,630.5	4,516.0	4,460.5	4,398.4
Seven years later	4,426.1	4,627.3	4,464.0	4,404.1
Eight years later	4,434.0	4,577.3	4,426.8
Nine years later	4,395.1	4,548.4
Ten years later	4,376.1
Favourable (unfavourable) development	(510.7)	(145.3)	48.8	156.2	267.9	419.9	581.8	580.4	413.4	233.3
(1)
The table above reflects the transfer of Clearwater Insurance to Runoff effective January 1, 2011.

OdysseyRe experienced net favourable prior year reserve development of $233.3 in 2015, attributable to decreased loss estimates in its North America ($100.4), London Market ($44.2), EuroAsia ($43.6), U.S. Insurance ($36.4) and Latin America ($8.7) divisions primarily related to net favourable emergence on casualty and property catastrophe claims reserves.

The following table is derived from the "OdysseyRe's Calendar Year Claims Reserve Development" table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

OdysseyRe's Accident Year Claims Reserve Development

	Accident Year
As at December 31	2005 & Prior	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
End of first year	3,865.4	1,139.6	1,143.1	1,110.8	1,141.5	1,182.7	1,386.7	1,337.6	1,251.0	975.5	1,001.9
One year later	4,050.8	1,087.4	1,095.2	1,066.1	1,119.2	1,143.6	1,313.9	1,260.1	1,250.7	966.4
Two years later	4,143.5	1,047.5	1,045.7	1,045.9	1,113.3	1,108.2	1,229.2	1,214.2	1,203.2
Three years later	4,221.3	1,031.1	1,025.8	1,042.8	1,082.1	1,071.1	1,193.8	1,187.0
Four years later	4,320.5	1,017.4	1,017.3	1,041.8	1,080.3	1,065.4	1,173.4
Five years later	4,393.0	1,008.9	1,003.5	1,035.0	1,053.1	1,027.1
Six years later	4,406.7	991.8	999.8	1,012.5	1,018.5
Seven years later	4,426.1	980.6	997.9	993.3
Eight years later	4,434.0	969.4	989.6
Nine years later	4,395.1	959.6
Ten years later	4,376.1
Favourable (unfavourable) development	(13.2)%	15.8%	13.4%	10.6%	10.8%	13.2%	15.4%	11.3%	3.8%	0.9%

Improvements in competitive conditions and the economic environment beginning in 2001 resulted in a continued downward trend on re-estimated reserves for accident years 2006 through 2011. Initial loss estimates for those accident years did not fully anticipate the improvements in market and economic conditions achieved since the early 2000s. Accident years 2011 through 2014 benefited from net favourable emergence on catastrophe claims reserves. The deterioration in accident year 2005 and prior principally reflected net adverse emergence on casualty claims reserves, and on asbestos and environmental pollution claims reserves for accident years 1986 and prior.

  U.S. Insurance

The following table shows for the U.S. insurance operations the provision for losses and LAE as originally and as currently estimated for the years 2011 through 2015. First Mercury and Zenith National were included in U.S. Insurance beginning in 2011 and 2010 respectively. Between 2010 and 2006, U.S. Insurance consisted of Crum & Forster only with the years prior to 2006 including Fairmont (the business of which was assumed by Crum & Forster effective January 1, 2006 subsequent to the transfer of the Fairmont entities to U.S. Runoff). The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – U.S. Insurance

	2015	2014	2013	2012	2011
Provision for claims and LAE at January 1	3,165.8	3,108.0	3,058.3	2,776.5	2,588.5

Incurred losses on claims and LAE
Provision for current accident year's claims	1,424.7	1,323.0	1,339.3	1,353.0	966.7
Increase (decrease) in provision for prior accident years' claims	(89.6)	(72.6)	(27.7)	52.4	61.8

Total incurred losses on claims and LAE	1,335.1	1,250.4	1,311.6	1,405.4	1,028.5

Payments for losses on claims and LAE
Payments on current accident year's claims	(345.1)	(331.0)	(302.2)	(292.4)	(259.1)
Payments on prior accident years' claims	(535.9)	(861.6)	(891.1)	(831.2)	(750.0)

Total payments for losses on claims and LAE	(881.0)	(1,192.6)	(1,193.3)	(1,123.6)	(1,009.1)

Provision for claims and LAE at December 31 before the undernoted	3,619.9	3,165.8	3,176.6	3,058.3	2,607.9

Transfers to Runoff(1)	–	–	(68.6)	–	(334.5)

Insurance subsidiaries acquired during the year(2)	–	–	–	–	503.1

Provision for claims and LAE at December 31	3,619.9	3,165.8	3,108.0	3,058.3	2,776.5

(1)
U.S. Runoff assumed the liability for Crum & Forster's disconinued New York construction contractors' business in 2013, and substantially all of Crum & Forster's asbestos and environmental claims reserves in 2011.

(2)
First Mercury was acquired and integrated with Crum & Forster in 2011.

The following table shows for Crum & Forster (and Zenith National since 2010) the original provision for losses and LAE at each calendar year-end commencing in 2005, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amounts of these reserves.

U.S. Insurance Calendar Year Claims Reserve Development (including Zenith National since 2010)

	Calendar year
As at December 31	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Provision for claims including LAE	1,610.6	1,686.9	1,668.9	2,038.3	1,789.4	2,588.5	2,776.5	3,058.3	3,108.0	3,165.8	3,619.9
Cumulative payments as of:
One year later	478.9	571.0	264.1	632.9	565.4	1,084.5	831.2	954.3	861.6	535.9
Two years later	848.7	629.2	649.0	1,048.7	1,258.8	1,537.0	1,464.6	1,539.4	1,103.4
Three years later	804.7	904.3	971.2	1,670.9	1,492.4	1,840.7	1,864.6	1,602.1
Four years later	1,013.8	1,153.9	1,524.3	1,847.5	1,628.0	2,035.2	1,788.9
Five years later	1,209.9	1,661.7	1,647.2	1,936.6	1,715.3	1,825.6
Six years later	1,693.5	1,746.4	1,706.0	2,007.0	1,466.3
Seven years later	1,759.7	1,777.9	1,760.2	1,739.0
Eight years later	1,773.6	1,818.1	1,480.0
Nine years later	1,807.8	1,525.6
Ten years later	1,508.9
Reserves re-estimated as of:
One year later	1,561.7	1,640.3	1,727.9	2,013.3	1,800.7	2,650.3	2,828.9	3,030.6	3,035.4	3,076.2
Two years later	1,525.3	1,716.5	1,692.4	2,015.5	1,833.4	2,664.6	2,867.9	3,042.3	2,969.8
Three years later	1,640.4	1,700.3	1,711.8	2,063.1	1,836.7	2,645.2	2,894.4	3,010.5
Four years later	1,653.0	1,732.0	1,754.7	2,062.4	1,819.3	2,626.4	2,874.6
Five years later	1,688.5	1,774.6	1,755.5	2,041.5	1,812.0	2,612.7
Six years later	1,737.3	1,777.8	1,735.0	2,036.6	1,821.3
Seven years later	1,738.0	1,747.7	1,737.1	2,046.0
Eight years later	1,707.0	1,749.5	1,745.7
Nine years later	1,707.7	1,756.1
Ten years later	1,714.5
Favourable (unfavourable) development	(103.9)	(69.2)	(76.8)	(7.7)	(31.9)	(24.2)	(98.1)	47.8	138.2	89.6

U.S. Insurance experienced net favourable prior year reserve development of $89.6 in 2015 on workers' compensation claims reserves at Zenith National. There was no net prior year reserve development at Crum & Forster in 2015.

The following table is derived from the "U.S. Insurance Calendar Year Claims Reserve Development" table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

U.S. Insurance Accident Year Claims Reserve Development

	Accident year
As at December 31	2005 & Prior	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
End of first year	1,947.8	701.0	723.4	748.8	659.6	743.1	838.0	1,060.5	1,031.7	992.0	1,079.5
One year later	1,898.9	690.7	706.4	759.4	668.8	746.8	855.1	993.8	947.3	968.0
Two years later	1,862.5	651.8	686.9	742.1	670.7	762.6	879.6	979.1	913.6
Three years later	1,977.6	623.1	674.8	755.3	691.1	783.3	902.6	967.0
Four years later	1,990.2	619.2	676.9	764.4	700.2	783.6	884.6
Five years later	2,025.7	609.0	679.9	764.0	703.2	779.3
Six years later	2,076.7	606.4	688.0	758.3	699.2
Seven years later	2,066.3	606.4	698.1	761.4
Eight years later	2,043.2	609.2	699.1
Nine years later	2,036.3	606.8
Ten years later	2,041.0
Favourable (unfavourable) development	(4.8)%	13.4%	3.4%	(1.7)%	(6.0)%	(4.9)%	(5.6)%	8.8%	11.4%	2.4%

Accident year 2014 experienced net favourable emergence on workers' compensation claims reserves at Zenith National. Accident years 2013 and 2012 experienced net favourable emergence on workers' compensation and general liability claims reserves. Accident years 2008 through 2011 experienced net adverse emergence principally related to unfavourable trends on workers' compensation claims reserves at Crum & Forster and Zenith National and general liability claims reserves at First Mercury. Accident years 2006 and 2007 experienced net favourable emergence on general liability, commercial multi-peril and workers' compensation claims reserves. Accident years 2005 and prior were impacted by the effects of increased frequency and severity on casualty claims reserves, the effects of increased competitive conditions during 2003 and prior periods and included strengthening of asbestos, environmental and latent claims reserves through December 2011.

  Fairfax Asia

The following table shows for Fairfax Asia the provision for losses and LAE as originally and as currently estimated for the years 2011 through 2015. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Fairfax Asia

	2015	2014	2013	2012	2011
Provision for claims and LAE at January 1	372.6	360.0	318.8	266.0	203.0

Incurred losses on claims and LAE
Provision for current accident year's claims	207.3	221.3	205.7	182.4	144.6
Foreign exchange effect on claims	(24.2)	(15.1)	(10.1)	13.0	(3.1)
Decrease in provision for prior accident years' claims	(35.5)	(20.6)	(16.7)	(16.4)	(17.6)

Total incurred losses on claims and LAE	147.6	185.6	178.9	179.0	123.9

Payments for losses on claims and LAE
Payments on current accident year's claims	(59.7)	(63.1)	(49.4)	(44.1)	(24.5)
Payments on prior accident years' claims	(96.1)	(110.3)	(88.3)	(82.1)	(62.2)

Total payments for losses on claims and LAE	(155.8)	(173.4)	(137.7)	(126.2)	(86.7)

Insurance subsidiaries acquired during the year(1)	31.9	0.4	–	–	25.8

Provision for claims and LAE at December 31	396.3	372.6	360.0	318.8	266.0

(1)
MCIS and Union Assurance in 2015, Fairfax Indonesia in 2014 and Pacific Insurance in 2011.

The following table shows for Fairfax Asia the original provision for losses and LAE at each calendar year-end commencing in 2005, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves. The following Asian Insurance subsidiaries' reserves are included from the respective years in which such subsidiaries were acquired:

Year acquired
Falcon Insurance	1998
Winterthur (Asia) (now part of First Capital Insurance)	2001
First Capital Insurance	2004
Pacific Insurance	2011
Fairfax Indonesia	2014
Union Assurance	2015
MCIS	2015

Fairfax Asia's Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Provision for claims including LAE	74.7	87.6	91.0	113.2	138.7	203.0	266.0	318.8	360.0	372.6	396.3
Cumulative payments as of:
One year later	15.6	26.5	30.9	41.0	44.6	62.2	82.1	88.3	110.3	96.1
Two years later	32.6	45.2	49.8	56.5	65.2	92.4	120.0	135.3	157.7
Three years later	44.6	56.3	55.8	62.8	75.7	106.3	142.9	164.7
Four years later	50.3	58.8	58.0	66.2	80.5	115.7	160.7
Five years later	51.1	59.9	59.1	67.7	83.2	123.0
Six years later	51.5	60.1	59.9	68.5	86.3
Seven years later	51.5	60.4	59.9	68.8
Eight years later	51.6	60.3	59.9
Nine years later	51.6	60.2
Ten years later	51.7
Reserves re-estimated as of:
One year later	79.6	84.5	94.9	106.0	136.3	185.0	260.2	293.8	330.3	318.4
Two years later	72.2	84.1	84.7	100.2	124.5	177.9	240.6	275.5	287.9
Three years later	71.8	75.0	79.5	93.2	118.4	165.8	226.8	248.5
Four years later	64.7	72.2	75.4	89.2	110.1	161.7	212.2
Five years later	63.4	69.4	71.8	83.9	108.0	153.8
Six years later	60.7	67.4	69.3	82.7	104.0
Seven years later	58.6	66.0	68.5	80.5
Eight years later	57.0	65.5	67.4
Nine years later	56.7	65.0
Ten years later	56.3
Favourable (unfavourable) development	18.4	22.6	23.6	32.7	34.7	49.2	53.8	70.3	72.1	54.2

The net favourable prior year reserve development in 2015 of $54.2 reflected in the "Fairfax Asia's Calendar Year Claims Reserve Development" table preceding this paragraph is comprised of $35.5 of net favourable reserve development and $18.7 of net favourable foreign currency movements related to the translation of non-U.S. dollar-denominated claims reserves. The net favourable prior year reserve development in 2015 of $35.5 reflected net favourable emergence on commercial automobile, property and marine hull claims reserves. Principally as a result of the strengthening of the U.S. dollar relative to the Singapore dollar in 2015, Fairfax Asia's claims reserves (expressed in U.S. dollars) decreased by $18.7 related to prior years' reserves and $5.5 related to the current year's reserves representing a total decrease of $24.2.

  Insurance and Reinsurance – Other

The following table shows for Insurance and Reinsurance – Other the provision for losses and LAE as originally and as currently estimated for the years 2011 through 2015. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Insurance and Reinsurance – Other

	2015	2014	2013	2012	2011
Provision for claims and LAE at January 1	877.1	966.6	1,046.5	1,057.3	1,024.4

Transfer to Runoff(1)	–	–	–	(61.8)	–

Incurred losses on claims and LAE
Provision for current accident year's claims	297.0	276.0	297.6	392.0	578.0
Foreign exchange effect on claims	(72.5)	(58.7)	(20.8)	22.3	(25.6)
Decrease in provision for prior accident years' claims	(68.3)	(53.2)	(26.9)	(0.6)	(39.7)

Total incurred losses on claims and LAE	156.2	164.1	249.9	413.7	512.7

Payments for losses on claims and LAE
Payments on current accident year's claims	(63.1)	(49.1)	(67.5)	(101.0)	(201.0)
Payments on prior accident years' claims	(174.8)	(204.5)	(262.3)	(261.7)	(278.8)

Total payments for losses on claims and LAE	(237.9)	(253.6)	(329.8)	(362.7)	(479.8)

Insurance subsidiaries acquired during the year(2)	1.5	–	–	–	–

Provision for claims and LAE at December 31 excluding CTR Life	796.9	877.1	966.6	1,046.5	1,057.3
CTR Life(3)	14.2	15.2	17.9	20.6	24.2

Provision for claims and LAE at December 31	811.1	892.3	984.5	1,067.1	1,081.5

(1)
Runoff assumed liability for the claims reserves of Advent's Syndicate 3330 effective January 1, 2012.

(2)
Colonnade Ukraine was acquired during the fourth quarter of 2015.

(3)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into runoff in 2002.

The following table shows for the Insurance and Reinsurance – Other reporting segment (comprised only of Group Re prior to 2008) the original provision for losses and LAE at each calendar year-end commencing in 2005, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Insurance and Reinsurance – Other's Calendar Year Claims Reserve Development(1)

	Calendar Year
As at December 31	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Provisions for claims including LAE	315.6	373.5	456.5	742.0	1,004.1	1,024.4	995.5	1,046.5	966.6	877.1	796.9
Cumulative payments as of:
One year later	40.3	85.9	93.0	197.7	240.5	278.8	261.7	262.3	204.5	174.8
Two years later	104.3	151.9	160.5	262.5	421.8	395.6	437.9	403.6	322.6
Three years later	160.5	209.4	238.7	401.0	503.7	507.4	535.8	481.3
Four years later	206.6	267.3	304.3	461.2	578.5	570.1	595.0
Five years later	252.7	318.0	331.0	517.7	624.9	609.7
Six years later	290.5	334.3	362.5	546.1	650.3
Seven years later	301.4	358.2	377.7	560.6
Eight years later	315.6	369.6	387.7
Nine years later	324.3	376.9
Ten years later	330.2
Reserves re-estimated as of:
One year later	319.4	429.4	383.8	833.5	989.2	966.2	1,016.9	996.6	866.8	745.8
Two years later	361.9	375.8	454.1	833.0	939.8	993.1	986.9	915.5	772.8
Three years later	322.9	436.9	484.2	787.6	959.0	966.9	941.9	848.4
Four years later	377.6	458.0	477.6	801.9	946.5	929.8	886.0
Five years later	393.3	452.5	492.8	785.9	915.0	891.1
Six years later	387.1	465.1	473.3	759.5	882.8
Seven years later	392.3	451.4	466.4	736.5
Eight years later	383.1	448.2	453.3
Nine years later	383.8	436.7
Ten years later	375.8
Favourable (unfavourable) development	(60.2)	(63.2)	3.2	5.5	121.3	133.3	109.5	198.1	193.8	131.3
(1)
The table above has been restated to reflect the transfer of nSpire Re's Group Re business to Runoff effective January 1, 2008.

The net favourable prior year reserve development in 2015 of $131.3 reflected in the "Insurance and Reinsurance – Other's Calendar Year Claims Reserve Development" table preceding this paragraph is comprised of $68.3 of net favourable reserve development and $63.0 of net favourable foreign currency movements related to the translation of non-U.S. dollar-denominated claims reserves (principally the translation of the Canadian dollar-denominated claims reserves of Group Re). The net favourable prior year reserve development in 2015 of $68.3 was principally comprised of net favourable emergence at Group Re (primarily related to prior years' catastrophe loss reserves and the runoff of the intercompany quota share reinsurance contract with Northbridge) and Advent (primarily reflecting net favourable emergence on attritional loss reserves across most lines of business and prior years' catastrophe loss reserves). The claims reserves of Insurance and Reinsurance – Other (expressed in U.S. dollars) decreased by $72.5 (principally as a result of the strengthening of the U.S. dollar relative to the Canadian dollar in 2015) and was comprised of $63.0 related to prior years' reserves and $9.5 related to the current year's reserves.

  Runoff

The following table shows for the Runoff operations the provision for losses and LAE as originally and as currently estimated for the years 2011 through 2015. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Runoff

	2015	2014	2013	2012	2011
Provision for claims and LAE at January 1	3,693.8	3,843.9	3,744.6	2,860.6	2,095.0

Transfers to Runoff at January 1(1)	–	–	3.6	61.8	484.2

Incurred losses on claims and LAE
Provision for current accident year's claims	366.1	192.1	17.4	133.8	8.8
Foreign exchange effect on claims	(62.9)	(75.5)	7.3	3.3	(9.3)
Increase (decrease) in provision for prior accident years' claims	53.1	71.3	(36.0)	41.3	56.7

Total incurred losses on claims and LAE	356.3	187.9	(11.3)	178.4	56.2

Payments for losses on claims and LAE
Payments on current accident year's claims	(26.1)	(35.4)	(61.5)	(7.4)	(1.8)
Payments on prior accident years' claims	(552.4)	(302.6)	(378.2)	(273.8)	(211.4)

Total payments for losses on claims and LAE	(578.5)	(338.0)	(439.7)	(281.2)	(213.2)

Provision for claims and LAE at December 31 before the undernoted	3,471.6	3,693.8	3,297.2	2,819.6	2,422.2

Transferred from Crum & Forster at December 31(2)	–	–	68.6	–	334.5

Runoff subsidiaries acquired during the year(3)	2.5	–	478.1	925.0	103.9

Provision for claims and LAE at December 31	3,474.1	3,693.8	3,843.9	3,744.6	2,860.6

(1)
Transfer to Runoff of Northbridge's Commonwealth Insurance Company of America business in 2013, Advent's Syndicate 3330 in 2012 and OdysseyRe's Clearwater Insurance business in 2011.

(2)
Runoff assumed liability for Crum & Forster's discontinued New York construction contractors' business in 2013 and substantially all of Crum & Forster's asbestos and environmental claims reserves in 2011.

(3)
Comprised of two Canadian branches of AXA (which were already in runoff) in 2015, American Safety and Eagle Star in 2013, RiverStone Insurance and Syndicates 535 and 1204 in 2012 and Syndicate 376 in 2011.

Runoff experienced net adverse development of prior years' reserves in 2015 of $53.1, primarily reflecting net adverse prior year reserve development at Clearwater Insurance ($87.7 principally related to asbestos and environmental exposures assumed from Crum & Forster and in the legacy portfolio of Clearwater) and American Safety ($36.1 principally related to strengthening of environmental remediation contractor and other long tail casualty loss reserves), partially offset by net favourable prior year reserve development at European Runoff ($73.5 across various lines of business). The provision for current accident year's claims increased from $192.1 in 2014 to $366.1 in 2015, principally reflecting the impacts of the fourth quarter 2015 APH reinsurance transaction, Everest APH reinsurance transaction, the first quarter 2015 APH reinsurance transaction and the AXA Canada reinsurance transaction (described in the Components of Net Earnings section of this MD&A under the heading Runoff).

    Asbestos and Pollution

  General A&E Discussion

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims and claims alleging injury, damage or clean up costs arising from environmental pollution (collectively "A&E") claims. The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify A&E exposures. Conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims, due to inadequate loss development patterns and inconsistent legal doctrines that continue to emerge.

In addition to asbestos and environmental pollution, the company faces exposure to other types of mass tort or health hazard claims including claims related to exposure to potentially harmful products or substances, such as breast implants, pharmaceutical products, chemical products, lead-based pigments, tobacco, hepatitis C, head trauma and in utero exposure to diethylstilbestrol ("DES"). Tobacco, although a significant potential risk to the company, has not presented significant actual exposure to date. Methyl tertiary butyl ether ("MTBE") was a significant potential health hazard, but the company has resolved the latest MBTE exposures and the remaining exposures appear to be minimal at this time. Although still a risk due to occasional unfavourable court decisions, lead pigment has had some favourable underlying litigation developments resulting in this hazard presenting less of a risk to the company. The company is monitoring claims alleging breast cancer as a result of in utero exposure to DES, a synthetic estrogen supplement prescribed to prevent miscarriages or premature births. Historically, DES exposure cases involved alleged injuries to the reproductive tract. More recently filed cases are now alleging a link between DES exposure and breast cancer. As a result of its historical underwriting profile and its focus on excess liability coverage for Fortune 500 type entities, Runoff faces the bulk of these potential exposures within Fairfax. Establishing claim and claim adjustment expense reserves for mass tort claims is subject to uncertainties because of many factors, including expanded theories of liability and disputes concerning medical causation with respect to certain diseases.

Following the transfer of Clearwater Insurance to Runoff effective from January 1, 2011 and the assumption by Runoff of substantially all of Crum & Forster's liabilities for asbestos, environmental and other latent claims effective from December 31, 2011, substantially all of Fairfax's exposure to A&E losses are now under the management of Runoff. Following is an analysis of the company's gross and net loss and ALAE reserves from A&E exposures as at December 31, 2015 and 2014, and the movement in gross and net reserves for those years:

	2015		2014
	Gross	Net	Gross	Net
A&E
Provision for A&E claims and ALAE at January 1	1,394.3	1,016.4	1,528.2	1,146.3
A&E losses and ALAE incurred during the year	199.2	131.0	65.1	7.2
A&E losses and ALAE paid during the year	(238.8)	(160.6)	(199.0)	(137.1)
Provision for A&E claims and ALAE assumed during the year at December 31(1)	223.2	215.6	–	–

Provision for A&E claims and ALAE at December 31	1,577.9	1,202.4	1,394.3	1,016.4

(1)
U.S. Runoff's reinsurance of third party A&E runoff portfolios.

  Asbestos Claim Discussion

As previously reported, tort reform, both legislative and judicial, has had a significant impact on the asbestos litigation landscape. The majority of claims now being filed and litigated continues to be mesothelioma, lung cancer, or impaired asbestosis cases. This reduction in new filings has focused the litigants on the more seriously injured plaintiffs. While there has been a noted increase in the settlement value of asbestos cases involving malignancies, the increases have not been exponential. Asbestos litigation has seen mixed results, with both plaintiff and defense verdicts having been rendered in courts throughout the United States. Expense has increased due to the fact that the malignancy cases are often more heavily litigated than the non-malignancy cases were.

Following is an analysis of Fairfax's gross and net loss and ALAE reserves from asbestos exposures as at December 31, 2015 and 2014, and the movement in gross and net reserves for those years:

	2015		2014
	Gross	Net	Gross	Net
Asbestos
Provision for asbestos claims and ALAE at January 1	1,224.3	896.7	1,353.1	981.8
Asbestos losses and ALAE incurred during the year	159.2	87.2	49.3	36.4
Asbestos losses and ALAE paid during the year	(200.5)	(130.6)	(178.1)	(121.5)
Provisions for asbestos claims and ALAE assumed during the year at December 31(1)	198.0	190.5	–	–

Provision for asbestos claims and ALAE at December 31	1,381.0	1,043.8	1,224.3	896.7

(1)
U.S. Runoff's reinsurance of third party A&E runoff portfolios.

The policyholders with the most significant asbestos exposure continue to be traditional defendants who manufactured, distributed or installed asbestos products on a nationwide basis. The runoff companies are exposed to these risks and have the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants. In addition, less prominent or "peripheral" defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners continue to present with new reports. For the most part, these insureds are defendants on a regional rather than nationwide basis. The nature of these insureds and the claimant population associated with them, however, result in far less total exposure to the company than the historical traditional asbestos defendants. Reinsurance contracts entered into before 1984 also still present exposure to asbestos.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the company evaluates its asbestos exposure on an insured-by-insured basis. Since the mid-1990's, Fairfax has utilized a sophisticated, non-traditional methodology that draws upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry "best practice" approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation, the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured's potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defenses.

As a result of the processes, procedures, and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2015 are appropriate based upon known facts and current law. However, there are a number of uncertainties surrounding the ultimate value of these claims that may result in changes in these estimates as new information emerges. Among these uncertainties are: the unpredictability inherent in litigation, including the legal uncertainties described above, the added uncertainty brought upon by continuing changes in the asbestos litigation landscape, and possible future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social, or economic environments and their impact on future asbestos claim development.

  Environmental Pollution Discussion

Environmental pollution claims represent another significant exposure for Fairfax. However, new reports of environmental pollution claims continue to remain low. While insureds with single-site exposures are still active, Fairfax has resolved the majority of known claims from insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.

Despite the stability of recent trends, there remains great uncertainty in estimating liabilities arising from these exposures. First, the number of hazardous materials sites subject to cleanup is unknown. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the potentially responsible parties varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions. There is also uncertainty about claims for damages to natural resources. These claims seek compensation for the harm caused by the loss of natural resources beyond clean up costs and fines. Natural resources are generally defined as land, air, water, fish, wildlife, biota, and other such resources. Funds recovered in these actions are generally to be used for ecological restoration projects and replacement of the lost natural resources. At this point in time, natural resource damages claims have not developed into significant risks for the company's insureds.

Following is an analysis of the company's gross and net loss and ALAE reserves from pollution exposures as at December 31, 2015 and 2014, and the movement in gross and net reserves for those years:

	2015		2014
	Gross	Net	Gross	Net
Pollution
Provision for pollution claims and ALAE at January 1	170.0	119.7	175.1	164.5
Pollution losses and ALAE incurred during the year	40.0	43.8	15.8	(29.2)
Pollution losses and ALAE paid during the year	(38.3)	(30.0)	(20.9)	(15.6)
Provisions for pollution claims and ALAE assumed during the year at December 31(1)	25.2	25.1	–	–

Provision for pollution claims and ALAE at December 31	196.9	158.6	170.0	119.7

(1)
U.S. Runoff's reinsurance of third party A&E runoff portfolios.

As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used by the company's subsidiaries to establish pollution reserves is similar to that used for asbestos liabilities: the exposure presented by each insured and the anticipated cost of resolution using ground-up, exposure-based analysis that constitutes industry "best practice" for pollution reserving. As with asbestos reserving, this methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of performing these individualized assessments, the following factors are considered: the insured's probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of potentially responsible parties at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction.

  Summary

Management believes that the A&E reserves reported at December 31, 2015 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These A&E reserves are continually monitored by management and reviewed extensively by independent actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis of A&E exposures. However, to the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders or the original intent of the policies and scope of coverage, increases in loss reserves may emerge in future periods.

    Recoverable from Reinsurers

Fairfax's subsidiaries purchase reinsurance to reduce their exposure on the insurance and reinsurance risks they underwrite. Fairfax strives to minimize the credit risk associated with reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, generally a company must have high A.M. Best and/or Standard & Poor's financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary.

Recoverable from reinsurers of $3,890.9 on the consolidated balance sheet at December 31, 2015 consisted of future recoverables from reinsurers on unpaid claims ($3,259.8), reinsurance receivable on paid losses ($419.4) and the unearned portion of premiums ceded to reinsurers ($398.7), net of provision for uncollectible balances ($187.0). Recoverables from reinsurers on unpaid claims decreased by $150.2 to $3,259.8 at December 31, 2015 from $3,410.0 at December 31, 2014 primarily due to Crum and Forster's commutation of a significant aggregate stop loss treaty ($334.0), Runoff's continued progress reducing its recoverable from reinsurers (through normal cession and collection activity), the impact on loss reserves of the strengthening of the U.S. dollar relative to the Canadian dollar and Brazilian real (principally affecting Northbridge and Fairfax Brasil, respectively) and favourable prior year reserve development ceded to reinsurers. These decreases were partially offset by the acquisition of Brit ($619.4), Fairfax Asia's acquisitions of MCIS and Union Assurance and the growth in recoverables at Fairfax Brasil.

The following table presents Fairfax's top 25 reinsurance groups (ranked by gross recoverable from reinsurers) at December 31, 2015. These 25 reinsurance groups represented 70.8% (December 31, 2014 – 71.7%) of Fairfax's total recoverable from reinsurers at December 31, 2015.

Group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Gross recoverable from reinsurers(2)	Net unsecured recoverable(3) from reinsurers
Munich	Munich Reinsurance Company	A+	468.1	401.8
Lloyd's	Lloyd's	A	325.6	303.0
Berkshire Hathaway	General Reinsurance Corporation	A++	208.8	179.7
Swiss Re	Swiss Reinsurance America Corporation	A+	198.8	182.9
Ace	Ace Tempest Reinsurance Ltd.	A++	153.0	95.8
HDI	Hannover Rück SE	A+	150.4	131.4
Everest	Everest Reinsurance (Bermuda), Ltd.	A+	145.2	124.4
Alleghany	Transatlantic Reinsurance Company	A	120.9	117.7
Markel	Markel Global Reinsurance Company	A	119.8	115.5
SCOR	SCOR Global P&C SE	A	103.7	95.8
Enstar	Arden Reinsurance Company Ltd.	NR	90.6	38.0
India Govt	General Insurance Corporation of India	A-	86.5	31.0
Renaissance	Renaissance Reinsurance US Inc.	A	75.3	62.8
QBE	QBE Reinsurance Corporation	A	75.0	71.0
Nationwide	Nationwide Mutual Insurance Company	A+	67.9	67.8
Aspen	Aspen Insurance UK Limited	A	64.4	62.8
AIG	Lexington Insurance Company	A	63.6	55.1
ARAG Holding	ARAG Allgemeine Versicherungs-AG	NR	58.2	56.3
Liberty Mutual	Liberty Mutual Insurance Company	A	51.9	50.5
Singapore Re	Singapore Reinsurance Corporation Limited	A-	48.8	26.4
IRB	IRB – Brasil Resseguros S.A.	A-	45.1	39.1
XL	XL Re Ltd.	A	43.8	33.6
WR Berkley	Berkley Insurance Company	A+	43.6	41.5
PartnerRe	Partner Reinsurance Company of the U.S.	A	41.5	37.7
Travelers	The Travelers Indemnity Company	A++	38.6	38.2

Sub-total			2,889.1	2,459.8
Other reinsurers			1,188.8	832.9

Total recoverable from reinsurers			4,077.9	3,292.7
Provision for uncollectible reinsurance			(187.0)	(187.0)

Recoverable from reinsurers			3,890.9	3,105.7

(1)
Of principal reinsurer (or, if principal reinsurer is not rated, of group).

(2)
Before specific provisions for uncollectible reinsurance.

(3)
Net of outstanding balances for which security was held, but before specific provisions for uncollectible reinsurance.

The following table presents the classification of the $3,890.9 gross recoverable from reinsurers according to the financial strength rating of the responsible reinsurers at December 31, 2015. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

    Consolidated Recoverable from Reinsurers

	Consolidated Recoverable from Reinsurers
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	422.2	99.7	322.5
A+	1,325.5	163.3	1,162.2
A	1,294.8	105.3	1,189.5
A-	347.7	162.4	185.3
B++	16.9	3.7	13.2
B+	5.9	5.2	0.7
B or lower	17.8	13.6	4.2
Not rated	556.8	163.6	393.2
Pools and associations	90.3	68.4	21.9

	4,077.9	785.2	3,292.7
Provision for uncollectible reinsurance	(187.0)		(187.0)

Recoverable from reinsurers	3,890.9		3,105.7

To support gross recoverable from reinsurers balances, Fairfax had the benefit of letters of credit, trust funds or offsetting balances payable totaling $785.2 as at December 31, 2015 as follows:

  •
  for reinsurers rated A – or better, Fairfax had security of $530.7 against outstanding reinsurance recoverable of $3,390.2;

  •
  for reinsurers rated B++ or lower, Fairfax had security of $22.5 against outstanding reinsurance recoverable of $40.6;

  •
  for unrated reinsurers, Fairfax had security of $163.6 against outstanding reinsurance recoverable of $556.8; and

  •
  for pools and associations, Fairfax had security of $68.4 against outstanding reinsurance recoverable of $90.3.

In addition to the above security arrangements, Lloyd's is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities.

Substantially all of the $187.0 provision for uncollectible reinsurance related to the $411.3 of net unsecured reinsurance recoverable from reinsurers rated B++ or lower or which are unrated (excludes pools and associations).

The following tables separately break out the consolidated recoverable from reinsurers for the insurance and reinsurance operations and for the runoff operations. As shown in those tables, at December 31, 2015 approximately 22.6% (December 31, 2014 – 25.8%) of the consolidated recoverable from reinsurers related to runoff operations.

    Recoverable from Reinsurers – Insurance and Reinsurance Operating Companies and Runoff Operations

	Insurance and Reinsurance Operating Companies			Runoff Operations
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	314.9	94.8	220.1	107.3	4.9	102.4
A+	987.6	126.6	861.0	337.9	36.7	301.2
A	1,090.4	84.1	1,006.3	204.4	21.2	183.2
A-	298.5	120.2	178.3	49.2	42.2	7.0
B++	13.6	2.4	11.2	3.3	1.3	2.0
B+	4.3	4.0	0.3	1.6	1.2	0.4
B or lower	13.8	13.5	0.3	4.0	0.1	3.9
Not rated	247.7	91.5	156.2	309.1	72.1	237.0
Pools and associations	78.8	68.4	10.4	11.5	–	11.5

	3,049.6	605.5	2,444.1	1,028.3	179.7	848.6
Provision for uncollectible reinsurance	(36.7)		(36.7)	(150.3)		(150.3)

Recoverable from reinsurers	3,012.9		2,407.4	878.0		698.3

Based on the preceding analysis of the company's recoverable from reinsurers and on the credit risk analysis performed by the company's reinsurance security department as described below, Fairfax believes that its provision for uncollectible reinsurance has provided for all incurred losses arising from uncollectible reinsurance at December 31, 2015.

The company's reinsurance security department, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverable from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management's reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverable by reinsurer and by company, in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The insurance and reinsurance operating companies purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total fire loss of a large manufacturing plant, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously and generally to protect capital by limiting loss exposure to acceptable levels. Consolidated net earnings included the pre-tax cost of ceded reinsurance of $237.9 (2014 – $237.0). The consolidated pre-tax impact of ceded reinsurance was comprised as follows: reinsurers' share of premiums earned (see tables which follow this paragraph); commissions earned on reinsurers' share of premiums earned of $266.7 (2014 – $261.0); losses on claims ceded to reinsurers of $711.9 (2014 – $626.9); and provision for uncollectible reinsurance of $5.8 (2014 – recovery of uncollectible reinsurance of $19.6).

Year ended December 31, 2015

	Insurance and Reinsurance
	Northbridge(1)	OdysseyRe	Crum & Forster	Zenith National	Brit(2)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Reinsurers' share of premiums earned	171.8	321.1	292.0	12.1	182.7	328.5	121.2	1,429.4	(0.4)	–	–	(218.3)	1,210.7
Pre-tax benefit (cost) of ceded reinsurance	(119.7)	(38.5)	60.5	(32.1)	(76.6)	(97.2)	(1.2)	(304.8)	21.3	–	–	45.6	(237.9)
(1)
Reinsurers' share of premiums earned and pre-tax cost of reinsurance at Northbridge included $56.6 and $3.3 respectively, of intercompany reinsurance ceded to Runoff to facilitate the AXA reinsurance transaction (described in the Components of Net Earnings section of this MD&A under the heading Runoff).

(2)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Year ended December 31, 2014

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and other	Inter- company	Consolidated
Reinsurers' share of premiums earned	142.5	338.3	343.1	11.5	–	277.4	113.6	1,226.4	6.0	–	–	(90.4)	1,142.0
Pre-tax benefit (cost) of ceded reinsurance	(141.0)	(95.4)	(6.8)	(20.9)	–	6.5	(22.9)	(280.5)	90.4	–	–	(46.9)	(237.0)
(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Reinsurers' share of premiums earned increased from $1,142.0 in 2014 to $1,210.7 in 2015 primarily reflecting premiums ceded to reinsurers by companies acquired in 2015 (Brit and the Fairfax Asia acquisitions of MCIS and Union Assurance), partially offset by decreases at Crum & Forster (primarily as a result of lower ceded premiums due to higher business retention) and OdysseyRe (due to decreased writings of reinsurance business and restructuring of certain reinsurance programs). Commissions earned on reinsurers' share of premiums earned increased from $261.0 in 2014 to $266.7 in 2015 primarily reflecting the commission earned at Brit. Reinsurers' share of losses on claims increased from $626.9 in 2014 to $711.9 in 2015 primarily reflecting losses ceded to reinsurers by companies acquired in 2015 (principally Brit) and increases at OdysseyRe (primarily reflecting lower favourable prior year reserve development ceded to reinsurers related to its U.S. crop insurance business), partially offset by decreases at First Capital (consistent with the decrease in its gross losses on claims) and Runoff (primarily reflecting lower adverse development ceded to reinsurers by Clearwater in 2015 compared to 2014). Principally at Runoff, the company recorded net provisions for uncollectible reinsurance of $5.8 in 2015 compared to net recoveries of $19.6 in 2014.

The use of reinsurance increased cash provided by operating activities by approximately $111 in 2015 (2014 – $625). The decrease year-over-year is primarily due to a decrease in collection of ceded losses ($992.6 in 2015 excluding the impact of the non-cash commutation at Crum and Forster of $334.0 compared to $1,507.6 in 2014).

Investments

    Hamblin Watsa Investment Counsel Ltd.

Hamblin Watsa Investment Counsel Ltd. ("Hamblin Watsa") is a wholly owned subsidiary of the company that serves as the investment manager for Fairfax, its insurance and reinsurance subsidiaries and Fairfax India. Hamblin Watsa follows a long-term value-oriented investment philosophy with primary emphasis on the preservation of invested capital. Hamblin Watsa looks for investments with a margin of safety which are sought out by conducting thorough proprietary analysis of investment opportunities and markets to assess the financial strength of issuers, identifying attractively priced securities selling at discounts to intrinsic value and hedging risks where appropriate. Hamblin Watsa is opportunistic and disciplined in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and willing to maintain a large proportion of its investment portfolio in cash and cash equivalents when it perceives markets to be over-valued.

Hamblin Watsa generally operates as a separate investment management entity, with Fairfax's CEO and one other corporate officer being members of Hamblin Watsa's investment committee. This investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints, and oversight by management of Hamblin Watsa. Fairfax's Board of Directors, its insurance and reinsurance subsidiaries and Fairfax India are kept apprised of significant investment decisions through the financial reporting process as well as periodic presentations by Hamblin Watsa management.

    Overview of Investment Performance

Investments at their year-end carrying values (including at the holding company) in Fairfax's first year and for the past ten years are presented in the following table. Included in bonds are credit and CPI-linked derivatives and included in common stocks are investments in associates and equity derivatives.

Year(1)	Cash and short term investments	Bonds(2)	Preferred stocks	Common stocks	Real estate(3)	Total(4)	Per share ($)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80
--
2006	5,188.9	9,017.2	16.4	2,579.2	18.0	16,819.7	948.62
2007	3,965.7	11,669.1	19.9	3,339.5	6.5	19,000.7	1,075.50
2008	6,343.5	9,069.6	50.3	4,480.0	6.4	19,949.8	1,140.85
2009	3,658.8	11,550.7	357.6	5,697.9	8.0	21,273.0	1,064.24
2010	4,073.4	13,353.5	627.3	5,095.3	150.5	23,300.0	1,139.07
2011	6,899.1	12,074.7	608.3	4,448.8	291.6	24,322.5	1,193.70
2012	8,085.4	11,545.9	651.4	5,397.6	413.9	26,094.2	1,288.89
2013	7,988.0	10,710.3	764.8	4,951.0	447.5	24,861.6	1,172.72
2014	6,428.5	12,660.3	520.6	5,968.1	615.2	26,192.7	1,236.90
2015	7,368.7	14,905.0	116.9	6,124.4	501.1	29,016.1	1,306.22
(1)
IFRS basis for 2010 to 2015; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Includes the company's investment in funds that comprise a significant proportion of Brit's investment portfolio. These funds are invested principally in fixed income securities and are measured at net asset value, which represents the fair value of the underlying securities. Although these funds are classified as common stocks on the consolidated balance sheet, the company excludes funds that are invested principally in fixed income securities when measuring its equity and equity-related exposure.

(3)
Includes the company's equity-accounted investments in associates Grivalia Properties and the KWF LPs.

(4)
Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

Investments per share increased by $69.32 from $1,236.90 at December 31, 2014 to $1,306.22 at December 31, 2015, primarily due to the consolidation of Brit's investment portfolio, the net proceeds received from the Fairfax India offerings and cash provided by operating activities, partially offset by net unrealized depreciation of bonds and common stocks, and the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar and euro). Since 1985, investments per share have compounded at a rate of 20.5% per year.

    Interest and Dividend Income

The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies. Interest and dividend income on holding company cash and investments was $17.2 in 2015 (2014 – $23.7) prior to giving effect to total return swap expense of $28.7 (2014 – $30.0). Interest and dividend income earned in Fairfax's first year and for the past ten years is presented in the following table.

		Interest and dividend income
	Average	Pre-tax			After tax
Year(1)	Investments at carrying value(2)	Amount	Yield (%)	Per share ($)	Amount(3)	Yield (%)	Per share ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
--
2006	15,827.0	746.5	4.72	42.03	485.3	3.07	27.32
2007	17,898.0	761.0	4.25	42.99	494.7	2.76	27.95
2008	19,468.8	626.4	3.22	34.73	416.6	2.14	23.10
2009	20,604.2	712.7	3.46	38.94	477.5	2.32	26.09
2010	22,270.2	711.5	3.20	34.82	490.9	2.20	24.02
2011	23,787.5	705.3	2.97	34.56	505.7	2.13	24.78
2012	25,185.2	409.3	1.63	19.90	300.8	1.19	14.63
2013	25,454.7	376.9	1.48	18.51	277.0	1.09	13.60
2014	25,527.2	403.8	1.58	18.70	296.8	1.16	13.74
2015	27,604.4	512.2	1.86	22.70	376.5	1.36	16.69
(1)
IFRS basis for 2010 to 2015; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

(3)
Tax effected at the company's Canadian statutory income tax rate.

Consolidated interest and dividend income increased from $403.8 in 2014 to $512.2 in 2015 reflecting higher interest income earned, principally due to increased holdings of higher yielding government bonds year-over-year and the impact of consolidating Fairfax India and Brit's portfolio investments. Total return swap expense increased from $156.3 in 2014 to $160.5 in 2015, primarily reflecting an increase in the dividend rate on the iShares Russell 2000 Index (the reference security underlying a significant proportion of the company's short total return swaps).

The company's pre-tax interest and dividend income yield increased from 1.58% in 2014 to 1.86% in 2015 and the company's after-tax interest and dividend yield increased from 1.16% in 2014 to 1.36% in 2015. Prior to giving effect to the interest expense which accrued to reinsurers on funds withheld and total return swap expense (described in the two subsequent paragraphs), interest and dividend income in 2015 of $688.5 (2014 – $579.6) produced a pre-tax gross portfolio yield of 2.49% (2014 – 2.27%), with the factors which contributed to the increased yield described in the preceding paragraph.

Funds withheld payable to reinsurers shown on the consolidated balance sheets represent funds to which the company's reinsurers are entitled (principally premiums and accumulated accrued interest on aggregate stop loss reinsurance treaties) but which Fairfax retains as collateral for future obligations of those reinsurers. Claims payable under such reinsurance treaties are paid first out of the funds withheld balances. At December 31, 2015 funds withheld payable to reinsurers shown on the consolidated balance sheet of $322.8 (December 31, 2014 – $461.5) principally related to Brit of $206.1 (December 31, 2014 – nil), Crum & Forster of $20.3 (December 31, 2014 – $338.9, with the decrease from 2014 principally reflecting the significant commutation described in more detail in the Components of Net Earnings section of this MD&A under the heading Crum & Forster) and First Capital of $63.1 (December 31, 2014 – $62.5). The company's consolidated interest and dividend income in 2015 is shown net of interest expense which accrued to reinsurers on funds withheld of $15.8 (2014 – $19.5).

The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity instrument (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity instrument in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term "total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps. The company's consolidated interest and dividend income for 2015 is shown net of total return swap expense of $160.5 (2014 – $156.3).

Share of profit of associates increased from $105.7 in 2014 to $172.9 in 2015, primarily reflecting the company's share of profit from its investments in KWF LPs (a Kennedy Wilson real estate partnership recognized a significant gain on disposition of its investment properties in the second quarter of 2015) and Thai Re (Thai Re recognized a gain on the partial disposition of its life insurance subsidiary in the second quarter of 2015), partially offset by lower share of profit of ICICI Lombard.

Upon initial application of the equity method of accounting to its investment in Resolute, Fairfax was required to determine its proportionate share of the fair value of Resolute's assets and liabilities at that date. Differences between fair value and Resolute's carrying value were identified (collectively, fair value adjustments) primarily with respect to Resolute's fixed assets, deferred income tax assets and pension benefit obligations. These fair value adjustments have been and will be recognized in Fairfax's share of profit (loss) of Resolute in any period where Resolute adjusts the carrying value of those particular assets and liabilities. As a result, in any such period Fairfax's share of profit (loss) of Resolute will differ, potentially significantly, from what would be determined by applying Fairfax's ownership percentage of Resolute to Resolute's reported net earnings (loss).

    Net Gains (Losses) on Investments

Net losses on investments of $259.2 in 2015 (2014 – net gains on investments of $1,736.2) were comprised as shown in the following table:

	2015			2014
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	262.5	(933.0)	(670.5)	483.5		(216.6)	266.9
Preferred stocks – convertible	118.4 (1)	(140.9) (1)	(22.5)	(161.5)	(1)	47.2	(114.3)
Bonds – convertible	0.6	(119.8)	(119.2)	36.7		166.7	203.4
Gain on disposition of subsidiary and associates(2)	235.5	–	235.5	53.6		–	53.6
Other equity derivatives(3)(4)	201.8 (5)	(50.1) (5)	151.7	184.6		(52.3)	132.3

Equity and equity-related holdings	818.8	(1,243.8)	(425.0)	596.9		(55.0)	541.9
Equity hedges(4)	126.7	375.1	501.8	13.0		(207.5)	(194.5)

Equity and equity-related holdings after equity hedges	945.5	(868.7)	76.8	609.9		(262.5)	347.4
Bonds	26.8	(495.5)	(468.7)	103.0		1,134.2	1,237.2
Common stocks – Other funds(6)	(6.8)	(15.7)	(22.5)	–		–	–
Preferred stocks	12.2	(0.9)	11.3	(0.3)		(27.2)	(27.5)
CPI-linked derivatives	–	35.7	35.7	–		17.7	17.7
Other derivatives	6.1	(8.7)	(2.6)	12.5		(2.3)	10.2
Foreign currency	192.9	(80.4)	112.5	59.0		44.4	103.4
Other	(0.3)	(1.4)	(1.7)	6.5		41.3 (7)	47.8

Net gains (losses) on investments	1,176.4	(1,435.6)	(259.2)	790.6		945.6	1,736.2

Net gains (losses) on bonds is comprised as follows:
Government bonds	(3.3)	(55.4)	(58.7)	79.6		451.7	531.3
U.S. states and municipalities	24.9	(238.1)	(213.2)	18.5		666.2	684.7
Corporate and other	5.2	(202.0)	(196.8)	4.9		16.3	21.2

	26.8	(495.5)	(468.7)	103.0		1,134.2	1,237.2

(1)
During 2015 a preferred stock investment of the company was, pursuant to its terms, automatically converted into common shares of the issuer, resulting in a net realized gain on investment of $124.4 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock). Prior period unrealized gains on the preferred stock investment of $104.8 were reclassified to net realized gains. During 2014 a preferred stock investment of the company was, pursuant to its terms, automatically converted into common shares of the issuer, resulting in a net realized loss on investment of $161.5.

(2)
The gain on disposition of subsidiary of $235.5 in 2015 principally reflected the $236.4 gain on disposition of the company's investment in Ridley. The gain on disposition of associates of $53.6 in 2014 reflected the dispositions of the company's investments in MEGA Brands and two KWF LPs.

(3)
Other equity derivatives include long equity total return swaps, equity warrants and call options.

(4)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

(5)
On April 10, 2015 the company exchanged its holdings of Cara warrants, class A and class B preferred shares and subordinated debentures for common shares of Cara, resulting in a net realized gain on the Cara warrants of $209.1 (inclusive of prior period unrealized gains of $20.6 that were reclassified to net realized gains).

(6)
Other funds comprise a significant proportion of Brit's investment portfolio and are invested principally in fixed income securities.

(7)
During the third quarter of 2014 Thomas Cook India increased its ownership interest in Sterling Resorts to 55.1% and ceased applying the equity method of accounting, resulting in a non-cash gain of $41.2 in the consolidated statement of earnings.

Equity and equity related holdings after equity hedges:    The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential significant decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes and individual equities) and equity index put options. At December 31, 2015 equity hedges with a notional amount of $5,894.8 (December 31, 2014 – $6,856.9) represented 88.1% (December 31, 2014 – 89.6%) of the company's equity and equity-related holdings of $6,687.4 (December 31, 2014 – $7,651.7). The modest decrease in the hedge ratio principally resulted from closing out short positions in certain individual equities and equity index total return swaps, partially offset by unrealized depreciation of equity and equity-related holdings due to significant market declines and the impact of the strengthening of the U.S. dollar on holdings denominated in the euro and Canadian dollar during 2015. Subsequent to December 31, 2015 the company added approximately $952.6 notional amount to its short positions in equity and equity index total return swaps, increasing its equity hedge ratio to approximately 100% based on the fair value of its equity and equity-related holdings at December 31, 2015. During 2015 the company's equity and equity-related holdings after equity hedges produced net gains of $76.8 (2014 – $347.4).

During 2015 the company paid a premium of $20.3 to purchase American style put options on the S&P 500 index with a notional amount of $382.5, a weighted average strike price of 1,695.15 and an expiry date of December 30, 2016. As the S&P 500 put options are currently out-of-the-money, the company does not consider the notional amount in its calculation of the equity hedge ratio.

Bonds:    Net losses on bonds of $468.7 in 2015 were primarily comprised of net losses on U.S. state and municipal bonds ($213.2), U.S. treasury bonds ($119.2) and corporate and other bonds ($196.8). The net losses on corporate and other bonds was primarily due to the widening of the credit spread on one particular issuer.

CPI-linked derivatives:    The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. Details of these contracts are presented in the tables below. During 2015 the company purchased $2,907.3 (2014 – $35,954.2) notional amount of CPI-linked derivative contracts at a cost of $14.6 (2014 – $120.6) and paid additional premiums of $4.8 (2014 – nil) to increase the strike prices of certain CPI-linked derivative contracts (primarily the European CPI-linked derivatives). The company's CPI-linked derivative contracts produced net unrealized gains of $35.7 in 2015 (2014 – $17.7).

Net unrealized gains (losses) on CPI-linked derivative contracts typically reflect decreases (increases) in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values). Refer to the analysis in note 7 (Short Sales and Derivatives) under the heading CPI-linked derivatives in the company's consolidated financial statements for the year ended December 31, 2015 for a discussion of the company's economic hedge against the potential adverse financial impact of decreasing price levels.

	December 31, 2015
Underlying CPI index	Floor rate(1)	Average life (in years)	Notional amount	Cost	Cost(2) (in bps)	Market value	Market value(2) (in bps)	Net unrealized gain (loss)
United States	0.0%	6.6	46,225.0	284.7	61.6	98.9	21.4	(185.8)
United States	0.5%	8.8	12,600.0	39.3	31.2	83.4	66.2	44.1
European Union	0.0%	5.7	42,338.4	287.2	67.8	73.9	17.5	(213.3)
United Kingdom	0.0%	6.9	4,863.9	23.9	49.1	3.1	6.4	(20.8)
France	0.0%	7.1	3,421.8	20.7	60.5	13.3	38.9	(7.4)

		6.6	109,449.1	655.8		272.6		(383.2)

	December 31, 2014
Underlying CPI index	Floor rate(1)	Average life (in years)	Notional amount	Cost	Cost(2) (in bps)	Market value	Market value(2) (in bps)	Net unrealized gain (loss)
United States	0.0%	7.6	46,225.0	286.4	62.0	78.8	17.0	(207.6)
United States	0.5%	9.8	12,600.0	40.3	32.0	72.5	57.5	32.2
European Union	0.0%	6.5	44,499.7	285.9	64.2	70.4	15.8	(215.5)
United Kingdom	0.0%	7.9	5,145.6	24.4	47.4	4.8	9.3	(19.6)
France	0.0%	7.7	3,327.6	18.4	55.3	11.9	35.8	(6.5)

		7.4	111,797.9	655.4		238.4		(417.0)

(1)
Contracts with a floor rate of 0.0% have a constant strike price and provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity based on a weighted average strike price of 250.49 if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)
Expressed as a percentage of the notional amount.

Net gains (losses) on investments by reporting segment: Net gains (losses) on investments by reporting segment for 2015 and 2014 were comprised as shown in the following tables:

Year ended December 31, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other	Consolidated
Equity and equity-related holdings(2)	(45.5)	(285.4)	(101.6)	(59.3)	15.4	(23.7)	(79.0)	(579.1)	(125.9)	3.4	276.6	(425.0)
Equity hedges	113.6	162.0	63.0	26.5	(7.2)	–	17.6	375.5	67.4	–	58.9	501.8
Bonds	(22.9)	(180.8)	(64.4)	(30.1)	(42.3)	(7.8)	(37.9)	(386.2)	(78.8)	(2.9)	(0.8)	(468.7)
Common stocks – Other funds	–	–	–	–	(20.7)	–	–	(20.7)	–	(1.8)	–	(22.5)
Preferred stocks	0.5	2.2	1.1	–	–	(0.3)	(0.5)	3.0	0.2	–	8.1	11.3
CPI-linked derivatives	(0.8)	12.2	4.5	2.5	1.6	–	11.6	31.6	(1.4)	–	5.5	35.7
Foreign currency	92.4	22.2	(8.4)	1.4	(21.9)	7.1	19.8	112.6	0.2	6.7	(7.0)	112.5
Other	(5.4)	0.4	0.2	0.2	(0.2)	0.2	–	(4.6)	(0.2)	1.1	(0.6)	(4.3)

Net gains (losses) on investments	131.9	(267.2)	(105.6)	(58.8)	(75.3)	(24.5)	(68.4)	(467.9)	(138.5)	6.5	340.7	(259.2)

Year ended December 31, 2014

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other	Consolidated
Equity and equity-related holdings	119.2	146.1	107.2	17.9	–	(26.6)	71.5	435.3	74.2	1.5	30.9	541.9
Equity hedges	(37.5)	(30.4)	(15.0)	(14.8)	–	–	(6.1)	(103.8)	(24.6)	–	(66.1)	(194.5)
Bonds	66.9	494.2	230.4	93.4	–	2.2	45.5	932.6	294.4	0.6	9.6	1,237.2
Preferred stocks	(4.2)	(0.5)	(0.4)	–	–	0.3	(22.2)	(27.0)	–	–	(0.5)	(27.5)
CPI-linked derivatives	(2.6)	(9.8)	(3.3)	2.9	–	–	29.6	16.8	(3.8)	–	4.7	17.7
Foreign currency	74.7	(10.9)	3.1	8.3	–	5.3	17.4	97.9	17.4	(0.2)	(11.7)	103.4
Other	(3.4)	(9.4)	(0.7)	(0.9)	–	(0.5)	0.1	(14.8)	7.3	41.2	24.3	58.0

Net gains (losses) on investments	213.1	579.3	321.3	106.8	–	(19.3)	135.8	1,337.0	364.9	43.1	(8.8)	1,736.2

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

(2)
Includes net realized gains on disposition of the company's investment in Ridley of $106.3 and $130.1 at Northbridge and Corporate and Other respectively.

    Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio since Fairfax's inception in 1985. For the years 1986 to 2006, the calculation of total return on average investments included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company's investment portfolio was carried at cost or amortized cost under Canadian GAAP. For the years 2007 to 2009, Canadian GAAP required the company to carry the majority of its investments at fair value and as a result, the calculation of total return on average investments during this period included interest and dividends, net investment gains (losses) recorded in net earnings, net unrealized gains (losses) recorded in other comprehensive income and changes in net unrealized gains (losses) on equity accounted investments. Effective January 1, 2010 the company adopted IFRS and was required to carry the majority of its investments at FVTPL and as a result, the calculation of total return on average investments for the years 2010 to 2015 includes interest and dividends, net investment gains (losses) recorded in net earnings and changes in net unrealized gains (losses) on equity accounted investments. All of the above noted amounts are included in the calculation of total return on average investments on a pre-tax basis.

						Net gains (losses) recorded in:
								Change in unrealized gains (losses) on investments in associates	Total return on average investments
	Average investments at carrying value(2)	Interest and dividends	Net realized gains (losses)		Change in unrealized gains (losses)	Net earnings (loss)(3)	Other comprehensive income
Year(1)										(%)
1986	46.3	3.4	0.7		(0.2)	–	–	–	3.9	8.4
1987	81.2	6.2	7.1		(6.1)	–	–	–	7.2	8.9
1988	102.6	7.5	6.5		9.5	–	–	–	23.5	22.9
1989	112.4	10.0	13.4		(5.1)	–	–	–	18.3	16.3
1990	201.2	17.7	2.0		(28.5)	–	–	–	(8.8)	(4.4)
1991	292.3	22.7	(3.9)		24.0	–	–	–	42.8	14.6
1992	301.8	19.8	2.8		(8.3)	–	–	–	14.3	4.7
1993	473.1	18.1	21.6		22.2	–	–	–	61.9	13.1
1994	871.5	42.6	14.6		(30.7)	–	–	–	26.5	3.0
1995	1,163.4	65.3	52.5		32.7	–	–	–	150.5	12.9
1996	1,861.5	111.0	96.3		82.1	–	–	–	289.4	15.5
1997	3,258.6	183.8	149.3		(6.9)	–	–	–	326.2	10.0
1998	5,911.2	303.7	314.3		(78.3)	–	–	–	539.7	9.1
1999	10,020.3	532.7	63.8		(871.4)	–	–	–	(274.9)	(2.7)
2000	11,291.5	534.0	259.1		584.1	–	–	–	1,377.2	12.2
2001	10,264.3	436.9	121.0		194.0	–	–	–	751.9	7.3
2002	10,377.9	436.1	465.0		263.2	–	–	–	1,164.3	11.2
2003	11,527.5	331.9	826.1		142.4	–	–	–	1,300.4	11.3
2004	12,955.8	375.7	300.5	(4)	165.6	–	–	–	841.8	6.5
2005	14,142.4	466.1	385.7		73.0	–	–	–	924.8	6.5
2006	15,827.0	746.5	789.4	(5)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	761.0	–		–	1,639.5	304.5	(131.2)	2,573.8	14.4
2008	19,468.8	626.4	–		–	2,718.6	(426.7)	278.3	3,196.6	16.4
2009	20,604.2	712.7	–		–	904.3 (6)	1,076.7	(185.2)	2,508.5	12.2
2010	22,270.2	711.5	–		–	28.7	–	98.2	838.4	3.8
2011	23,787.5	705.3	–		–	737.7	–	78.5	1,521.5	6.4
2012	25,185.2	409.3	–		–	639.4	–	79.6	1,128.3	4.5
2013	25,454.7	376.9	–		–	(1,579.8)	–	(44.6)	(1,247.5)	(4.9)
2014	25,527.2	403.8	–		–	1,682.7	–	70.3	2,156.8	8.4
2015	27,604.4	512.2	–		–	(341.3)	–	20.9	191.8	0.7

Cumulative from inception		9,890.8	3,887.8			6,429.8				8.6 (7)

(1)
IFRS basis for 2010 to 2015; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

(3)
Excludes net gains (losses) recognized on the company's underwriting activities related to foreign currency since 2008.

(4)
Excludes the $40.1 gain on the company's secondary offering of Northbridge and the $27.0 loss in connection with the company's repurchase of outstanding debt at a premium to par during 2004.

(5)
Excludes the $69.7 gain on the company's secondary offering of OdysseyRe, the $15.7 loss on the company's repurchase of outstanding debt at a premium to par and the $8.1 dilution loss on conversions of the OdysseyRe convertible senior debenture during 2006.

(6)
Net gains on investments in 2009 excluded $25.9 of gains recognized on transactions in the common and preferred shares of the company's consolidated subsidiaries.

(7)
Simple average of the total return on average investments for each of the 30 years.

Investment gains have been an important component of Fairfax's financial results since 1985, having contributed an aggregate $11,376.3 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period; the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2015, total return on average investments has averaged 8.6%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds, derivatives and other securities.

    Bonds

Credit Risk

At December 31, 2015, 86.7% (December 31, 2014 – 89.5%) of the fixed income portfolio carrying value was rated investment grade or better, with 71.8% (December 31, 2014 – 73.0%) being rated AA or better (primarily consisting of government obligations).

Refer to note 24 (Financial Risk Management) under the heading Investments in Debt Instruments in the consolidated financial statements for the year ended December 31, 2015 for a discussion of the company's exposure to the credit risk of individual issuers, sovereign and U.S. state and municipal governments.

Interest Rate Risk

Hypothetical parallel upward shifts in the term structure of interest rates by 100 basis points and 200 basis points would potentially decrease net earnings by $747.8 and $1,380.2 respectively.

The company's exposure to interest rate risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015.

    Common Stocks

The company owns significant investments in equity and equity-related holdings, which the company believes will significantly appreciate in value over time. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition.

As a result of volatility in the equity markets and international credit concerns, the company economically hedged its equity and equity-related holdings against a potential significant decline in equity markets by way of short positions effected through equity and equity index total return swaps. The company's equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities.

In the company's consolidated financial statements for the year ended December 31, 2015, refer to note 7 (Short Sales and Derivatives) under the heading Equity Contracts for a tabular analysis of the equity hedging instruments used by the company and to note 24 (Financial Risk Management) under the heading Market Price Fluctuations for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

The company's holdings of common stocks and long equity total return swaps at December 31, 2015 and 2014 are summarized by the issuer's primary industry in the table below.

	December 31, 2015(1)	December 31, 2014
Financials and investment funds	3,312.8	3,408.7
Commercial and industrial	670.3	1,044.5
Consumer products and other	638.6	663.0

	4,621.7	5,116.2

(1)
Excludes investment funds classified within common stocks that comprise a significant proportion of Brit's investment portfolio. These funds are invested principally in fixed income securities and are therefore excluded by the company when measuring its equity and equity-related exposure.

The company's holdings of common stocks and long equity total return swaps at December 31, 2015 and 2014 are summarized by the issuer's country of domicile in the table below.

	December 31, 2015(1)	December 31, 2014
United States	1,130.9	1,113.4
Canada	793.0	958.9
Greece	444.7	341.2
Egypt	402.0	456.6
Ireland	300.7	700.6
Netherlands	234.4	242.4
India	177.7	281.1
China	198.1	193.1
Kuwait	80.7	101.2
United Kingdom	62.1	143.5
Singapore	59.7	51.3
Hong Kong	54.9	6.1
Germany	41.7	–
All other	641.1	526.8

	4,621.7	5,116.2

(1)
Excludes investment funds classified within common stocks that comprise a significant proportion of Brit's investment portfolio. These funds are invested principally in fixed income securities and are therefore excluded by the company when measuring its equity and equity-related exposure.

    Derivatives and Derivative Counterparties

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the then current fair value of the derivative contracts. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The company's exposure to derivative counterparty risk at December 31, 2015 is estimated to be $314.4 (December 31, 2014 – $432.7).

Refer to note 24 (Financial Risk Management) under the heading Credit Risk – Counterparties to Derivative Contracts in the company's consolidated financial statements for the year ended December 31, 2015 for a discussion and a tabular analysis of the company's exposure to derivative counterparty risk.

    Float

Fairfax's float (a non-IFRS measure) is the sum of its loss reserves, including loss adjustment expense reserves, unearned premium reserves and other insurance contract liabilities, less insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. The annual benefit (cost) of float is calculated by dividing the underwriting profit (loss) by the average float in that year. Float arises as an insurance or reinsurance business receives premiums in advance of the payment of claims.

The following table presents the accumulated float and the cost of generating that float for Fairfax's insurance and reinsurance operations. The average float from those operations increased by 7.9% in 2015 to $12,634.9, at no cost.

Year	Underwriting profit (loss)(1)	Average float	Cost (benefit) of float	Average long term Canada treasury bond yield
1986	2.5	21.6	(11.6)%	9.6%
--
2011	(754.4)	11,315.1	6.7%	3.3%
2012	6.1	11,906.0	(0.1)%	2.4%
2013	440.0	12,045.7	(3.7)%	2.8%
2014	552.0	11,707.4	(4.7)%	2.8%
2015	704.5	12,634.9	(5.6)%	2.2%
Weighted average since inception			0.8%	4.0%
Fairfax weighted average net benefit of float since inception: 3.2%
(1)
IFRS basis for 2010 to 2015; Canadian GAAP basis for 2009 and prior.

The following table presents a breakdown of total year-end float for the most recent five years.

	Insurance and Reinsurance
Year	Northbridge(1)	OdysseyRe(2)	Crum & Forster(3)	Zenith National(4)	Brit(5)	Fairfax Asia(6)	Other(7)	Ongoing operations	Runoff(8)	Total
2011	2,223.1	4,733.4	2,146.7	1,061.0	–	387.0	1,018.4	11,569.6	2,829.4	14,399.0
2012	2,314.1	4,905.9	2,354.9	1,154.2	–	470.7	1,042.6	12,242.4	3,636.8	15,879.2
2013	2,112.0	4,673.5	2,338.7	1,202.3	–	519.3	1,003.2	11,849.0	3,701.5	15,550.5
2014	1,910.8	4,492.3	2,562.7	1,195.2	–	524.4	880.4	11,565.8	3,499.2	15,065.0
2015	1,626.1	4,172.2	2,593.6	1,217.1	2,731.8	570.7	792.5	13,704.0	3,367.6	17,071.6

During 2015 the company's aggregate float increased by $2,006.6 to $17,071.6.

(1)
Northbridge's float decreased by 14.9% primarily due to the effect of the strengthening of the U.S. dollar relative to the Canadian dollar. In Canadian dollar terms, Northbridge's float increased by 2.5% (at no cost) primarily due to net favourable reserve development.

(2)
OdysseyRe's float decreased by 7.1% primarily due to lower loss reserves, partially offset by lower reinsurance recoverables, principally due to net favourable prior year reserve development. The decrease in float also reflected a decrease in provision for unearned premiums, partially offset by lower deferred acquisition costs, principally reflecting the impact of lower premium volume due to the competitive market environment.

(3)
Crum & Forster's float increased by 1.2% (at no cost) primarily due to an increase in provision for unearned premiums and decreased reinsurance recoverables, principally reflecting the impacts of growth in premium volumes and higher retention of business.

(4)
Zenith National's float increased by 1.8% (at no cost) due to lower reinsurance recoverables, partially offset by lower loss reserves, principally reflecting higher retention of business and net favourable prior year reserve development.

(5)
Brit is included in the company's financial reporting with effect from June 5, 2015. There was no cost of float.

(6)
Fairfax Asia's float increased by 8.8% (at no cost) primarily due to the acquisitions of Union Assurance and MCIS.

(7)
Insurance and Reinsurance – Other's float decreased by 10.0% primarily due to the effect of the strengthening of the U.S. dollar relative to the Brazilian real, Polish zloty, and Canadian dollar.

(8)
Runoff's float decreased by 3.8% primarily due to a decrease in loss reserves and payable to reinsurers balances, partially offset by lower insurance balances receivable and reinsurance recoverables, principally reflecting normal course cession and collection activity, partially offset by the impact of the reinsurance of third party runoff portfolios during the year.

Financial Condition

    Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios:

	2015		2014		2013	2012		2011
Holding company cash and investments (net of short sale and derivative obligations)	1,275.9		1,212.7		1,241.6	1,128.0		962.8

Long term debt – holding company borrowings	2,599.0		2,656.5		2,491.0	2,377.7		2,394.6
Long term debt – insurance and reinsurance companies	468.5		385.9		458.8	618.3		622.4
Long term debt – non-insurance companies	284.0		136.6		44.7	52.6		1.5

Total debt	3,351.5		3,179.0		2,994.5	3,048.6		3,018.5

Net debt	2,075.6		1,966.3		1,752.9	1,920.6		2,055.7

Common shareholders' equity	8,952.5		8,361.0		7,186.7	7,654.7		7,427.9
Preferred stock	1,334.9		1,164.7		1,166.4	1,166.4		934.7
Non-controlling interests	1,731.5		218.1		107.4	73.4		45.9

Total equity	12,018.9		9,743.8		8,460.5	8,894.5		8,408.5

Net debt/total equity	17.3%		20.2%		20.7%	21.6%		24.4%
Net debt/net total capital(1)	14.7%		16.8%		17.2%	17.8%		19.6%
Total debt/total capital(2)	21.8%		24.6%		26.1%	25.5%		26.4%
Interest coverage(3)	3.9	x	12.3	x	n/a	4.2	x	1.0	x
Interest and preferred share dividend distribution coverage(4)	2.9	x	9.0	x	n/a	3.0	x	0.7	x
(1)
Net total capital is calculated by the company as the sum of total equity and net debt.

(2)
Total capital is calculated by the company as the sum of total equity and total debt.

(3)
Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company's Canadian statutory income tax rate.

Holding company borrowings at December 31, 2015 decreased by $57.5 to $2,599.0 from $2,656.5 at December 31, 2014, primarily reflecting the repayment upon maturity on October 1, 2015 of Fairfax unsecured notes ($82.4) and the impact of foreign currency translation on the company's Canadian dollar denominated long term debt, partially offset by the issuance of Cdn$350.0 principal amount of Fairfax unsecured senior notes due 2025.

Subsidiary debt (comprised of long term debt of the insurance and reinsurance companies and long term debt of the non-insurance companies) at December 31, 2015 increased by $230.0 to $752.5 from $522.5 at December 31, 2014, primarily reflecting the consolidation of long term debt, loans and revolving credit facilities of Brit ($208.6), Cara ($46.8) and NCML ($19.2), and additional financing at Thomas Cook India in respect of its acquisitions and the issuance of $15.2 (1.0 billion Indian rupees) principal amount of its debentures due 2020, partially offset by the repayment upon maturity on May 1, 2015 of OdysseyRe unsecured senior notes ($125.0) and the impact of foreign currency translation.

Common shareholders' equity at December 31, 2015 increased by $591.5 to $8,952.5 from $8,361.0 at December 31, 2014, primarily reflecting net proceeds from the issuance of 1.15 million subordinate voting shares ($575.9) and net earnings attributable to shareholders of Fairfax ($567.7), partially offset by the payment of dividends on the company's common and preferred shares ($265.4) and other comprehensive loss of $251.7 (primarily $249.5 related to net unrealized foreign currency translation losses of foreign operations).

The changes in holding company borrowings, subsidiary debt and common shareholders' equity affected the company's leverage ratios as follows: the consolidated net debt/net total capital ratio decreased to 14.7% at December 31, 2015 from 16.8% at December 31, 2014 primarily as a result of increases in net total capital, partially offset by increases in net debt. The increase in net total capital was due to increases in common shareholders' equity, preferred stock (reflecting the issuance of 9.2 million Series M preferred shares), non-controlling interests (primarily as a result of Fairfax India's offerings and the acquisitions of Brit and Cara) and higher net debt. The increase in net debt was primarily due to increased subsidiary debt as described above. The consolidated total debt/total capital ratio decreased to 21.8% at December 31, 2015 from 24.6% at December 31, 2014 primarily as a result of increased total capital (reflecting increases in common shareholders' equity, preferred shares, total debt and non-controlling interests), partially offset by increased total debt (primarily increased subsidiary debt as described above).

The company believes that cash and investments, net of short sale and derivative obligations, at December 31, 2015 of $1,275.9 (December 31, 2014 – $1,212.7) provide adequate liquidity to meet the holding company's known obligations in 2016. Refer to the Liquidity section of this MD&A for a discussion of the sources of liquidity available to the holding company and the holding company's known significant commitments for 2016.

The company's insurance and reinsurance operating companies continue to maintain capital above minimum regulatory levels, at adequate levels required to support their issuer credit and financial strength ratings, and above internally calculated risk management levels as discussed below. A common non-IFRS measure of capital adequacy in the property and casualty industry is the ratio of premiums to statutory surplus (or total equity). This ratio is shown for the insurance and reinsurance operating companies for the most recent five years in the following table:

	Net premiums written to statutory surplus (total equity)
	2015	2014	2013	2012	2011
Insurance and Reinsurance
Northbridge (Canada)	0.9	0.8	0.9	0.8	1.0
OdysseyRe (U.S.)	0.5	0.6	0.6	0.6	0.6
Crum & Forster (U.S.)	1.3	1.1	1.1	1.0	0.9
Zenith National (U.S.)	1.3	1.3	1.4	1.4	0.8
Brit(1)	1.4	n/a	n/a	n/a	n/a
Fairfax Asia	0.4	0.4	0.4	0.5	0.5
Other(2)	0.7	0.5	0.6	0.7	0.8
Canadian insurance industry	1.0	1.0	1.0	1.0	1.1
U.S. insurance industry	0.7	0.7	0.7	0.8	0.8
(1)
The 2015 ratio presented for Brit includes net premiums written by Brit prior its acquisition by the company on June 5, 2015.

(2)
Other includes Group Re, Advent, Polish Re and Fairfax Brasil.

In the U.S., the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance and reinsurance, investment and other business activities. At December 31, 2015 OdysseyRe, Crum & Forster, Zenith National and U.S. runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level; each subsidiary had capital and surplus of at least 3.6 times (December 31, 2014 – 3.7 times) the authorized control level, except for TIG Insurance which had 3.0 times (December 31, 2014 – 2.9 times).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2015 Northbridge's subsidiaries had a weighted average MCT ratio of 198% of the minimum statutory capital required, compared to 214% at December 31, 2014, well in excess of the 150% minimum supervisory target.

The Lloyd's market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2015 Brit's available capital consisted of net tangible assets (total assets less any intangible assets and all liabilities), subordinated debt and contingent funding in the form of letters of credit and amounted to $1,495.5. This represented a surplus of $329.5 over the management capital requirements (capital required for business strategy and regulatory requirements), compared to Brit's minimum surplus of $185.0.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, Barbados, Singapore, Malaysia, Sri Lanka, Hong Kong, Poland, Brazil, Indonesia and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2015.

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies at December 31, 2015 were as follows:

Issuer Credit Ratings	A.M. Best	Standard & Poor's	Moody's	DBRS
Fairfax Financial Holdings Limited	bbb	BBB-	Baa3	BBB
Financial Strength Ratings
Crum & Forster Holdings Corp.(1)	A	A-	Baa1	–
Zenith National Insurance Corp.	A	BBB+	Baa1	–
Odyssey Re Holdings Corp.(1)	A	A-	A3	–
Brit PLC(2)	A	A+	–	–
Northbridge Commercial Insurance Corp.	A	A-	–	–
Northbridge General Insurance Corp.	A	A-	A3	A
Federated Insurance Company of Canada	A	A-	–	A
Wentworth Insurance Company Ltd.	A	–	–	–
First Capital Insurance Limited	A	–	–	–
Falcon Insurance Company (Hong Kong) Limited	–	A-	–	–
Advent Capital (Holdings) PLC(2)	A	A+	–	–
Polish Re	A-	–	–	–
(1)
Financial strength ratings apply to the operating companies.

(2)
Advent and Brit's ratings are the A.M. Best and Standard & Poor's ratings assigned to Lloyd's.

During 2015 A.M. Best upgraded Wentworth Insurance Company Limited from a rating of "A-" at December 31, 2014 to a rating of "A" at December 31, 2015 and DBRS assigned a Financial Strength Rating of "A" to both Northbridge General Insurance Company and Federated Insurance Company of Canada. Polish Re is no longer rated by Standard & Poor's.

    Book Value Per Share

Common shareholders' equity at December 31, 2015 of $8,952.5 or $403.01 per basic share (excluding the unrecorded $948.8 excess of fair value over the carrying value of investments in associates and certain consolidated non-insurance subsidiaries) compared to $8,361.0 or $394.83 per basic share (excluding the unrecorded $830.5 excess of fair value over the carrying value of investments in associates and certain consolidated non-insurance subsidiaries) at December 31, 2014, representing an increase per basic share in 2015 of 2.1% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2015, or an increase of 4.5% adjusted to include that dividend). During 2015 the number of basic shares increased primarily as a result of the issuance of 1.15 million subordinate voting shares, partially offset by net repurchases of 131,603 subordinate voting shares for treasury (for use in the company's share-based payment awards). At December 31, 2015 there were 22,213,859 common shares effectively outstanding.

The company has issued and repurchased common shares in the most recent five years as follows:

Date	Number of subordinate voting shares	Average issue/repurchase price per share	Net proceeds/ (repurchase cost)
2011 – repurchase of shares	(25,700)	389.11	(10.0)
2013 – issuance of shares	1,000,000	399.49	399.5
2013 – repurchase of shares	(36)	402.78	–
2014 – repurchase of shares	(8)	430.98	–
2015 – issuance of shares	1,169,294	502.01	587.0

On September 28, 2015 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 27, 2016, to acquire up to 800,000 subordinate voting shares, 601,538 Series C preferred shares, 398,361 Series D preferred shares, 405,134 Series E preferred shares, 357,204 Series F preferred shares, 1,000,000 Series G preferred shares, 1,200,000 Series I preferred shares, 950,000 Series K preferred shares and 920,000 Series M preferred shares, representing at that date approximately 3.7% of the public float in respect of the subordinate voting shares and 10% of the public float in respect of each series of preferred shares. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Virtually all of the share issuances in 2013 and 2015 were pursuant to public offerings. During 2012, 2013, 2014 and 2015 the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids. During 2013 and 2014 the company repurchased 36 shares and 8 shares respectively for cancellation from former employees.

Fairfax's indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

The table below presents the excess (deficiency) of fair value over carrying value of investments in associates and certain non-insurance subsidiaries the company considers to be portfolio investments but that are required to be consolidated under IFRS. The aggregate excess of fair value over carrying value of these investments is not included in the calculation of book value per share.

	December 31, 2015			December 31, 2014
	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value(1)	Excess of fair value over carrying value
Insurance and reinsurance associates	1,126.0	526.4	599.6	673.3	439.6	233.7
Non-insurance associates	1,280.6	1,406.5	(125.9)	1,397.2	1,178.1	219.1
Thomas Cook India	763.1	288.0	475.1	472.8	269.5	203.3
Ridley(2)	–	–	–	245.8	71.4	174.4

	3,169.7	2,220.9	948.8	2,789.1	1,958.6	830.5

(1)
The carrying values of Ridley and Thomas Cook India represent their respective carrying values under the equity method of accounting.

(2)
On June 18, 2015 Fairfax sold all of its common shares of Ridley and recognized a net realized gain of $236.4.

    Liquidity

Holding company cash and investments at December 31, 2015 totaled $1,276.5 ($1,275.9 net of $0.6 of holding company short sale and derivative obligations) compared to $1,244.3 at December 31, 2014 ($1,212.7 net of $31.6 of holding company short sale and derivative obligations).

Significant cash and investment movements at the Fairfax holding company level during 2015 included the following significant outflows: net consideration paid to acquire Brit of $1,656.6, the repayment upon maturity of the principal amounts of OdysseyRe and Fairfax unsecured senior notes of $125.0 and $82.4 respectively, and capital transactions with operating companies of $134.0. Significant inflows during 2015 included the following: net proceeds from the company's three underwritten public offerings to finance the Brit acquisition ($575.9 from the issuance of 1.15 million subordinate voting shares, $275.7 from the issuance of Cdn$350.0 principal amount of 4.95% unsecured senior notes due March 3, 2025 and $179.0 from the issuance of 9.2 million Series M preferred shares), proceeds of $516.0 received from OMERS for the sale of a 29.9% interest in Brit, net proceeds from the company's sale of its 73.6% interest in Ridley ($214.5), the receipt of corporate income tax sharing payments ($275.4), dividends from subsidiaries (primarily Northbridge ($276.8), Zenith National ($46.0), Wentworth ($88.0) and OdysseyRe ($300.0)) and net cash received of $34.9 with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements). The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements associated with corporate overhead expenses and costs in connection with the repurchase of subordinate voting shares for treasury. The carrying values of holding company investments vary with changes in the fair values of those investments.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at December 31, 2015 of $1,275.9 provides adequate liquidity to meet the holding company's known obligations in 2016. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $1.0 billion unsecured revolving credit facility (for further details related to the credit facility, refer to note 15 (Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2015).

The holding company's known significant commitments for 2016 consist of payment of the $227.8 ($10.00 per share) dividend on common shares (paid January 2016), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential cash outflows related to derivative contracts (described below) and the anticipated acquisition of Eurolife and additional investment in ICICI Lombard. The net proceeds from an underwritten public offering of 1.0 million subordinate voting shares ($523.5 (Cdn$705.1)), which closed on March 2, 2016, will be used to finance the acquisition of Eurolife and the additional investment in ICICI Lombard. The offerings are described in more detail in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015.

During 2014 the company completed a private debt offering of $300.0 principal amount of 4.875% senior notes due August 13, 2024 for net proceeds of $294.2. Those net proceeds were used to fund the redemptions of $50.0 principal amount of OdysseyRe Series B unsecured senior notes and $25.0 principal amount of American Safety trust preferred securities in 2014 and to fund the repayment, upon maturity, of the Fairfax ($82.4) and OdysseyRe ($125.0) unsecured senior notes on October 1, 2015 and May 1, 2015 respectively.

The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2015 the holding company received net cash of $34.9 (2014 – paid net cash of $113.4) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

During 2015 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $1,099.9 primarily reflecting the consolidation of Brit's cash and short term investments ($1,348.1), proceeds received on net sales of common stocks, cash inflows related to derivatives (principally equity and equity index total return swaps) and cash flow from operating activities, partially offset by cash used to fund net purchases of bonds and the unfavourable impact of foreign currency translation.

The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2015 the insurance and reinsurance subsidiaries received net cash of $225.4 (2014 – paid net cash of $194.2) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps.

The following table presents major components of cash flow for the years ended December 31, 2015 and 2014:

	2015	2014
Operating activities
Cash provided by operating activities before the undernoted	629.0	519.8
Net purchases of investments classified as FVTPL	(484.3)	(590.0)
Investing activities
Net purchases of investments in associates	(112.0)	(138.1)
Purchases of subsidiaries, net of cash acquired	(1,455.6)	(189.9)
Sales of subsidiaries, net of cash divested	304.4	–
Net purchases of premises and equipment and intangible assets	(201.3)	(67.1)
Increase in restricted cash for purchase of subsidiary	(6.5)	–
Financing activities
Issuance of long term debt – holding company and insurance and reinsurance companies	275.7	294.2
Repayment of long term debt – holding company and insurance and reinsurance companies	(212.4)	(86.6)
Issuance of long term debt – non-insurance companies	54.2	–
Repayment of long term debt – non-insurance companies	(5.8)	(3.5)
Net borrowings – revolving credit facilities	18.4	17.4
Issuances of subordinate voting shares	575.9	–
Issuance of preferred shares	179.0	–
Repurchases of preferred shares	(4.8)	(1.2)
Purchases of subordinate voting shares for treasury	(95.5)	(24.6)
Issuances of subsidiary common shares to non-controlling interests	725.8	–
Net sales of subsidiary common shares to non-controlling interests	430.0	–
Common and preferred share dividends paid	(265.4)	(272.6)
Dividends paid to non-controlling interests	(5.0)	(6.6)

Increase (decrease) in cash and cash equivalents during the year	343.8	(548.8)

Cash provided by operating activities (excluding net purchases of investments classified as FVTPL) increased from $519.8 in 2014 to $629.0 in 2015, primarily as a result of higher net premiums collected, partially offset by higher income taxes paid and higher net paid losses. Refer to note 28 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2015 for details of net purchases of securities classified as FVTPL.

Net purchases of investments in associates of $112.0 in 2015 primarily reflected Fairfax India's purchase of its 21.9% interest in IIFL, Fairfax Asia's purchase of its 35% interest in BIC Insurance and Brit's purchase of its 50% interest in Ambridge Partners, partially offset by distributions from the company's non-insurance associates. Net purchases of investments in associates of $138.1 in 2014 primarily related to investments in AgriCo and Sterling Resorts and an additional investment in Grivalia Properties and Thai Re, partially offset by the sale of the company's investments in MEGA Brands and two KWF LPs. Purchases of subsidiaries, net of cash acquired of $1,455.6 in 2015 primarily related to the acquisitions of a 97.0% interest in Brit, a 20.7% interest in NCML, Thomas Cook India's acquisitions of Kuoni Hong Kong and Kuoni India, a 78.0% interest in Union Assurance, the acquisitions of Redwoods and MCIS, and Cara's acquisition of New York Fries. Purchases of subsidiaries, net of cash acquired of $189.9 in 2014 primarily related to the acquisition of a 51.0% interest in The Keg, the acquisitions of Praktiker and Pethealth, and the additional controlling interest in Sterling Resorts. Sales of subsidiaries, net of cash divested of $304.4 in 2015 primarily related to the sale of the company's 73.6% interest in Ridley.

In 2015 the company completed three underwritten public offerings: the issuance of 1.15 million subordinate voting shares of $575.9 (Cdn$717.1)), the issuance of long term debt of $275.7 (net proceeds from the issuance of Cdn$350.0 principal amount of 4.95% unsecured senior notes due March 3, 2025) and the issuance 9,200,000 cumulative five-year reset preferred shares, Series M of $179.0 (Cdn$222.9) which formed part of the financing for the acquisition of Brit. Repayment of long term debt – holding company and insurance and reinsurance companies of $212.4 in 2015 primarily reflected the repayment upon maturity of OdysseyRe and Fairfax unsecured senior notes ($125.0 and $82.4 principal amounts respectively). Issuance of long term debt – non-insurance of $54.2 in 2015 principally reflected additional financing at Thomas Cook India in respect of its acquisitions and the issuance of $15.2 (INR 1.0 billion) principal amount of its debentures due 2020. Issuance of long term debt – holding company and insurance and reinsurance companies of $294.2 in 2014 reflected net proceeds from the issuance of $300.0 principal amount of Fairfax (US) Inc. 4.875% senior notes due August 13, 2024. Repayment of long term debt – holding company and insurance and reinsurance companies of $86.6 in 2014 primarily reflected the redemption of $50.0 principal amount of OdysseyRe Series B unsecured senior notes, the redemption of $25.0 principal amount of American Safety trust preferred securities and the repurchase of $7.0 principal amount of holding company trust preferred securities. Purchases of subordinate voting shares for treasury in 2015 of $95.5 (2014 – $24.6) related to purchases for the company's share-based payment awards. Issuance of subsidiary common shares to non-controlling interests of $725.8 in 2015 reflected the offerings of Fairfax India's common shares. Net sales of subsidiary common shares to non-controlling interests of $430.0 in 2015 primarily reflected the sale of a 29.9% interest in Brit to OMERS. The company paid common and preferred share dividends of $216.1 and $49.3 in 2015 respectively (2014 – $215.7 and $56.9 respectively).

    Contractual Obligations

The following table provides a payment schedule of the company's significant current and future obligations (holding company and subsidiaries) as at December 31, 2015:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Provision for losses and loss adjustment expenses	5,267.7	5,725.2	3,444.7	5,378.8	19,816.4
Long term debt obligations – principal	128.9	353.9	511.4	2,366.8	3,361.0
Long term debt obligations – interest	205.6	382.3	319.5	631.6	1,539.0
Operating leases – obligations	110.8	196.5	163.0	290.2	760.5

	5,713.0	6,657.9	4,438.6	8,667.4	25,476.9

For further detail on the maturity profile of the company's financial liabilities, please see the heading Liquidity Risk in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015.

    Contingencies and Commitments

For a full description of these matters, please see note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2015.

Accounting and Disclosure Matters

    Management's Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the company's management, including the company's CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2015, as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the company's CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2015, the company's disclosure controls and procedures were effective.

    Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 and under National Instrument 52-109). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Subject to the limitations described below under "Limitation on scope of evaluation", the company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2015. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). The company's management, including the CEO and CFO, concluded that, as of December 31, 2015, the company's internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework (2013) issued by COSO.

Pursuant to the requirements of the U.S. Securities Exchange Act, the effectiveness of the company's internal control over financial reporting as of December 31, 2015, has been audited by PricewaterhouseCoopers LLP, an independent auditor, as stated in its report which appears within this Annual Report.

    Limitation on scope of design and evaluation

On June 5, 2015 the company completed the acquisition of Brit PLC, which was subsequently renamed Brit Limited ("Brit"). Management has determined to limit the scope of the design and evaluation of internal controls over financial reporting to exclude the controls, policies and procedures of Brit, the results of which are included in the consolidated financial statements of the company for the year ended December 31, 2015. The scope limitation is in accordance with section 3.3(1)(b) of National Instrument 52-109, Certification of Disclosure in Issuer's Annual and Interim Filings, which allows an issuer to limit its design and evaluation of internal controls over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certifications of annual filings relates. The operations of Brit represented 8.8% of the company's consolidated revenue for the year ended December 31, 2015 and represented 15.3% and 15.9% of the company's consolidated assets and liabilities respectively as at December 31, 2015. In addition, the table that follows presents a summary of financial information for Brit.

For the period June 5, 2015 to December 31, 2015
Revenue	846.7

Net loss	(14.9)

As at December 31, 2015
Assets
Insurance contract receivables	605.6
Portfolio investments	3,967.1
Deferred premium acquisition costs	63.2
Recoverable from reinsurers	793.0
Goodwill and intangible assets	739.2
Other assets	179.3

Total assets	6,347.4

Liabilities
Accounts payable and accrued liabilities	141.3
Short sale and derivative obligations	12.5
Deferred income taxes	120.3
Funds withheld payable to reinsurers	206.1
Insurance contract liabilities	3,989.0
Long term debt	208.6

Total liabilities	4,677.8

Equity	1,669.6

6,347.4

    Critical Accounting Estimates and Judgments

Please refer to note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2015.

    Significant Accounting Policy Changes

There were no significant accounting policy changes during 2015. Please refer to note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2015 for a detailed discussion of the company's accounting policies.

    Future Accounting Changes

Certain IFRS are currently undergoing modification or are yet to be issued for the first time. A future standard expected to have a significant impact on the company's consolidated financial reporting is discussed below. New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2015.

Insurance contracts

The Exposure Draft – Insurance Contracts was issued by the IASB on July 30, 2010 and a revised exposure draft was published in June of 2013. The proposed standard is comprehensive in scope and addresses recognition, measurement, presentation and disclosure for insurance contracts. The measurement approach is based on the following building blocks: (i) a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract; (ii) the effect of the time value of money; (iii) a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows; and (iv) a contractual service margin which represents the unearned profit in a contract (that is recognized in net earnings as the insurer fulfills its performance obligations under the contract). Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is permitted for short-duration contracts in which the coverage period is approximately one year or less. The publication date of the final standard is yet to be determined, with an effective date expected to be no earlier than January 1, 2020. Retrospective application will be required with some practical expedients available on adoption. The company has commenced evaluating the impact of the exposure draft on its financial reporting, and potentially, its business activities. The building block approach and the need for current estimates could significantly increase operational complexity compared to existing practice. The use of different measurement models depending on whether an insurance contract is considered short-duration or long-duration under the exposure draft presents certain implementation challenges and the proposed presentation requirements significantly alter the disclosure of profit and loss from insurance contracts in the consolidated financial statements.

Risk Management

    Overview

The primary goals of the company's financial risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. Please refer to note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015 for a detailed discussion of the company's risk management policies.

    Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For further detail about the issues and risks relating to the company, please see Risk Factors in Fairfax's most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The company's success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company's net earnings and financial condition.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a given point in time involving actuarial and statistical projections of the company's expectations of the ultimate settlement and administration costs of claims incurred. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized in the establishment of appropriate claims reserves. The company's management of pricing risk is discussed in note 24 (Financial Risk Management), and management of claims reserves is discussed in note 4 (Critical Accounting Estimates and Judgments) and note 8 (Insurance Contract Liabilities), to the consolidated financial statements for the year ended December 31, 2015.

Catastrophe Exposure

The company's insurance and reinsurance operations are exposed to claims arising out of catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. The incidence and severity of catastrophes are inherently unpredictable.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines, including losses relating to business interruptions occurring in the same geographic area as the catastrophic event or in the other geographic areas. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon the company's financial condition, profitability or cash flows. The company believes that increases in the value and geographic concentration of insured property, higher construction costs due to labour and raw material shortages following a significant catastrophe event, and climate change could increase the severity of claims from catastrophic events in the future. The company's management of catastrophe risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company's net earnings, financial position or cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive premium levels. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because insurers, including the larger insurers created by industry consolidation, may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity entering the market from recent or future market entrants. If any of these events transpire, the profitability of the company's reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015.

Investment Portfolio

Investment returns are an important part of the company's overall profitability as the company's operating results depend in part on the performance of its investment portfolio. The company's investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks, equity-related securities and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could impair the company's financial condition, profitability or cash flows. Investment income is derived from interest and dividends, together with net gains or losses on investments. The portion derived from net gains or losses on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company's control. General economic conditions, stock market conditions and many other factors can also adversely affect the equity markets and, consequently, the value of the equities owned. In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company's investment income and net gains on investment or result in investment losses. The company's management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015.

Derivative Instruments

The company may hold significant investments in derivative instruments, primarily for general protection against declines in the fair value of the company's financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these investments are volatile or extremely volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement.

Use of derivative instruments is governed by the company's investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk and counterparty risk. The company endeavors to limit counterparty risk through diligent selection of counterparties to its derivative instruments and through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could have a material adverse effect upon its financial position, profitability or cash flows. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) and management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015.

Economic Hedging Strategies

The company may use derivative instruments to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. Hedging strategies may be implemented by the company to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have typically been used to hedge macro level risks. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) to the consolidated financial statements for the year ended December 31, 2015.

The company's derivative instruments may expose it to basis risk, counterparty risk, credit risk and liquidity risk, notwithstanding that the company's principal use of derivative instruments is to hedge exposures to various risks. Basis risk is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation between the derivative instrument and underlying hedged exposure creates the potential for excess gains or losses in a hedging strategy which may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company's financial condition, profitability or cash flows.

The company regularly monitors the prospective and retrospective effectiveness of its hedging program and based on its historical observation, the company believes that its hedges will be reasonably effective in the medium to long term and especially in the event of a significant market correction. The management of basis risk is also discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to the company's financial condition, profitability or cash flows in future periods.

The company's exposure to asbestos, environmental and other latent claims is discussed in the Asbestos and Pollution section of this MD&A. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2015.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurer, called the cedant, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company, as a cedant, of its primary obligation to the insured. Recoverable from reinsurers balances may become an issue mainly due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay amounts due under reinsurance contracts, the company will incur unexpected losses and its cash flow will be adversely affected. The credit risk associated with the company's reinsurance recoverable balances is addressed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015 and in the Recoverable from Reinsurers section of this MD&A.

The company's insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company's insurance and reinsurance companies for certain losses. Accordingly, the company's insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Acquisitions and Divestitures

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved which could adversely affect the company's financial condition, profitability or cash flows.

The strategies and performance of operating companies, and the alignment of those strategies throughout the organization, are regularly assessed through various processes involving senior management and the company's Board of Directors.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. The claims-paying ability ratings assigned by rating agencies to reinsurance or insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company's insurance subsidiaries write and could cause early termination of contracts written by the company's reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparts. A downgrade of the company's long term debt ratings by the major rating agencies could require the company and/or its subsidiaries to accelerate their cash settlement obligations for certain derivative transactions to which they are a party, and could result in the termination of certain other derivative transactions. In addition, a downgrade of the company's credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company's relationships with its various rating agencies.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company's reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company's operating margins could decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company's management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures) and extreme weather events. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty lines of business, these legal, social and environmental changes may not become apparent until some time after their occurrence.

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company's liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known for many years after a policy or contract is issued. The company's exposure to this uncertainty is greatest in its "long-tail" casualty businesses, because in these lines of business claims can typically be made for many years, making them more susceptible to these trends than in the property insurance business, which is more typically "short-tail".

The company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written. Loss exposure is also limited by geographic diversification. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2015 and in the Asbestos and Pollution section of this MD&A.

Cost of Reinsurance and Adequate Protection

The company uses reinsurance arrangements, including reinsurance of its own reinsurance business purchased from other reinsurers, referred to as retrocessionaires, to help manage its exposure to property and casualty risks. The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company's business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from, or alter terms in, the policies they offer. Reinsurers are also imposing terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. In the future, alleviation of risk through reinsurance arrangements may become increasingly difficult.

The rates charged by reinsurers and the availability of reinsurance to the company's subsidiaries will generally reflect the recent loss experience of the company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. In 2011 the insurance industry experienced the second highest number of insured losses in history, primarily due to numerous catastrophes. The significant catastrophe losses incurred by reinsurers worldwide resulted in higher costs for reinsurance protection in 2012. Currently there exists excess capital within the reinsurance market due to favourable operating results of reinsurers and alternative forms of reinsurance capacity entering the market. As a result, the market has become very competitive with prices decreasing for most lines of business. Each of the company's subsidiaries continues to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Holding Company Liquidity

Fairfax is a holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the holding company's operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for payment of its outstanding debt. Accordingly, the holding company's ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of Canada, the United States, the United Kingdom, Barbados, Poland, Hong Kong, Indonesia, Singapore, Malaysia, Sri Lanka, Brazil and other jurisdictions (in each case, including the provinces, states or other jurisdictions therein) and is affected by the subsidiaries' credit agreements, indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. The holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015 and in the Liquidity section of this MD&A.

Access to Capital

The company's future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company's business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, financial condition and profitability would be materially adversely affected.

The company's ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of its credit facility discussed in note 15 (Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2015. The credit facility contains various covenants that may restrict, among other things, the company's ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization of not more than 0.35:1 and to maintain consolidated shareholders' equity of not less than $7.5 billion. A failure to comply with the obligations and covenants under the credit facility could result in an event of default under such agreement which, if not cured or waived, could prevent the company from drawing on the credit facility and permit acceleration of indebtedness, including other indebtedness of Fairfax or its subsidiaries. If such indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay that indebtedness in full. This risk is mitigated by maintaining high levels of liquid assets at the holding company. The company's management of liquidity risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015 and in the Liquidity section of this MD&A.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman, Chief Executive Officer and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company's ability to attract new business. The company's success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not currently maintain key employee insurance with respect to any of its employees.

Regulatory, Political and other Influences

The insurance and reinsurance industries are highly regulated and are subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal, state and provincial governments in the United States and Canada, as well as governments in foreign jurisdictions in which the company operates, have periodically considered programs to reform or amend the insurance systems at both the federal and local levels. For example, regulatory capital guidelines may change for the company's European operations due to Solvency II; the Dodd-Frank Act creates a new framework for regulation of over-the-counter derivatives in the United States which could increase the cost of the company's use of derivatives for investment and hedging purposes; the activities of the International Association of Insurance Supervisors is expected to lead to additional regulatory oversight of the company; and the Canadian and U.S. insurance regulators' Own Risk and Solvency Assessment ("ORSA") initiatives have required the company's North American operations to perform self-assessments of the capital available to support their business risks. Such initiatives could adversely affect the financial results of the company's subsidiaries, including their ability to pay dividends, cause unplanned modifications of products or services, or result in delays or cancellations of sales of products and services by insurers or reinsurers. Insurance industry participants may respond to changes by reducing their investments or postponing investment decisions, including investments in the company's products and services. The company's management of the risks associated with its capital within the various regulatory regimes in which it operates (Capital Management) is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015 and in the Capital Resources and Management section of this MD&A.

Information Requests or Proceedings by Government Authorities

Each of the company's insurance and reinsurance companies is subject to insurance legislation in the jurisdiction in which it operates. From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. From time to time, consumer advocacy groups or the media also focus attention on certain insurance industry practices. The existence of information requests or proceedings by government authorities could have various adverse effects. The company's internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings.

Regional or Geographical Limitations and Risks

The company's international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company's operations permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company's international operations are widespread and therefore not dependent on the economic stability of any one particular region.

Lawsuits

The company may, from time to time, become party to a variety of legal claims and regulatory proceedings. The existence of such claims against the company or its affiliates, directors or officers could have various adverse effects, including the incurrence of significant legal expenses defending claims, even those without merit.

Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk. The company's legal and regulatory matters are discussed in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2015.

Significant Shareholder

The company's Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing 42.6% of the voting power of the company's outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Amendments were made to the terms of the company's multiple voting shares, which are controlled by Mr. Watsa, in August 2015 having the effect of preserving the voting power represented by the multiple voting shares at 41.8% even if additional subordinate voting shares are issued in the future. The amendments are described in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015.

Foreign Exchange

The company's reporting currency is the U.S. dollar. A portion of the company's premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities are hedged) which could adversely affect the company's financial condition, profitability or cash flows. The company's management of foreign currency risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015.

Reliance on Distribution Channels

The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company's business is generated by brokers (including international reinsurance brokers with respect to the Reinsurance reporting segment), with the remainder split among the other distribution channels. This is substantially consistent across the company's insurance and reinsurance reporting segments.

The company's insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company's reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company's competitors and there can be no assurance as to their continuing commitment to distribute the company's insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company's brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company's underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, financial condition, profitability or cash flows of the company. The company's insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company's established underwriting guidelines.

Goodwill and Intangible Assets

The goodwill and intangible assets on the company's consolidated balance sheet originated from various acquisitions made by the company or its operating subsidiaries. Continued profitability of acquired businesses is a key driver for there to be no impairment in the carrying value of goodwill and intangible assets. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished.

Management regularly reviews the current and expected profitability of the operating companies relative to plan in assessing the carrying value of goodwill. The intended use, expected life, and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be potential impairment.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a reduction in the company's deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company's determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. While the company believes its tax positions to be reasonable, where the company's interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also consults with external tax professionals as needed. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as the result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in various jurisdictions, the company's U.S. insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company's U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company's Canadian insurance subsidiaries contribute to a mandatory guaranty fund that protects insureds in the event of a Canadian property and casualty insurer becoming insolvent.

Technological Changes

Technological changes could have unpredictable effects on the insurance and reinsurance business. It is expected that new services and technologies will continue to emerge that will affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business, including new lines of business. Failure to understand evolving technologies, or to position the company in the appropriate direction, or to deploy new products and services in a timely way that considers customer demand and competitor activities could have an adverse impact on the company's business, financial condition, profitability or cash flows. The company maintains an innovation working group comprised of members with diverse backgrounds from across its global subsidiaries to regularly assess new services and technologies that that may be applicable or disruptive to the insurance and reinsurance industries.

Technology Infrastructure

Third parties provide certain of the key components of the company's business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. Despite the contingency plans of the company and those of its third party service providers, failure of these systems could interrupt the company's operations and impact its ability to rapidly evaluate and commit to new business opportunities.

In addition, a security breach of the company's computer systems could damage its reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding its insureds. Therefore, it is critical that the company's facilities and infrastructure remain secure and are perceived by the marketplace to be secure.

The company has highly trained staff that are committed to the continual development and maintenance of its systems. Operational availability, integrity and security of the company's information, systems and infrastructure are actively managed through threat and vulnerability assessments, strict security policies and disciplined change management practices.

Other

    Quarterly Data (unaudited)

Years ended December 31

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2015
Revenue	2,387.9	1,769.0	2,976.3	2,447.2	9,580.4
Net earnings (loss)	236.1	(178.6)	451.4	133.1	642.0
Net earnings (loss) attributable to shareholders of Fairfax	225.2	(185.7)	424.8	103.4	567.7
Net earnings (loss) per share	$9.92	$(8.87)	$18.57	$4.19	$23.67
Net earnings (loss) per diluted share	$9.71	$(8.87)	$18.16	$4.10	$23.15
2014
Revenue	2,882.5	2,407.5	2,654.2	2,073.7	10,017.9
Net earnings	785.0	366.4	475.0	38.2	1,664.6
Net earnings attributable to shareholders of Fairfax	784.6	363.7	461.2	23.7	1,633.2
Net earnings per share	$36.35	$16.47	$21.10	$0.50	$74.43
Net earnings per diluted share	$35.72	$16.15	$20.68	$0.49	$73.01

The company generated net earnings attributable to shareholders of Fairfax of $567.7 in 2015 (2014 – $1,633.2) with the year-over-year decrease in profitability primarily reflecting net losses on investments (compared to significant net gains on investments in 2014), partially offset by the lower provision for income taxes, increased interest and dividend income and increased underwriting profit.

Operating results at the company's insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

    Stock Prices and Share Information

As at March 11, 2016, Fairfax had 22,431,393 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 23,180,163 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. The multiple voting share cumulatively carry 41.8% voting power at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2015 and 2014.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2015
High	739.00	720.50	669.43	692.00
Low	591.50	604.00	563.34	577.00
Close	710.00	615.88	607.74	656.91
2014
High	487.99	529.49	527.58	620.54
Low	415.01	462.00	490.00	496.40
Close	480.00	506.22	501.79	608.78

    Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company's Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

    Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues; the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in this Annual Report, which is available at www.fairfax.ca, and in our Supplemental and Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

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  Exhibit 99.3